UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM
6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 14, 2024
UBS Group AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K

consists of

the Second

Quarter 2024

Report of

UBS Group

AG, which

appears immediately

following
this page.

UBS

Group
Second quarter

2024 report

1.
UBS

Group
4
Recent developments
7
Group performance
2.
UBS business divisions

and Group Items
19
Global Wealth Management
23
Personal & Corporate Banking
26
Asset Management
29
Investment Bank
32
Non-core and Legacy
34
Group Items
3.
Risk, capital, liquidity and funding,
and balance sheet
36
Risk management and control
42
Capital management
51
Liquidity and funding management
52
Balance sheet and off-balance sheet
55
Share information and earnings per share
4.
Consolidated
financial statements
57
UBS Group AG interim consolidated
financial statements (unaudited)
Appendix
98
Alternative performance measures
102
Abbreviations frequently used in
our financial reports
104
Information sources
105
Cautionary statement
Corporate calendar UBS Group AG
Publication of the UBS AG second quarter 2024

report

Friday, 23 August 2024
Information about future publication dates is available

at
ubs.com/global/en/investor-relations/events/calendar.html
Contacts
Switchboards
For all general inquiries

ubs.com/contact
Zurich +41-44-234 1111
London +44-207-567

8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000
Investor Relations
UBS’s Investor Relations team manages
relationships with institutional investors,
research analysts and credit rating agencies.

ubs.com/investors
Zurich +41-44-234 4100
New York +1-212-882 5734
Media Relations
UBS’s Media Relations team manages
relationships with global media and
journalists.
ubs.com/media
Zurich +41-44-234 8500
mediarelations@ubs.com
London +44-20-7567 4714

ubs-media-relations@ubs.com
New York +1-212-882 5858

mediarelations@ubs.com
Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com
Office of the Group Company Secretary
The Group Company Secretary handles

inquiries directed to the Chairman or to
other members of the Board of Directors.
UBS Group AG, Office of the Group
Company Secretary
PO Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235 6652
Shareholder Services
UBS’s Shareholder Services team, a unit
of the Group Company Secretary’s office,
manages relationships with shareholders
and the registration of UBS Group AG
registered shares.

UBS Group AG, Shareholder Services
PO Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235 6652
US Transfer Agent
For global registered share-related
inquiries in the US.
Computershare Trust Company NA
PO Box 43006
Providence, RI, 02940-3006, USA
Shareholder online inquiries:
www.computershare.com/us/
investor-inquiries
Shareholder website:
computershare.com/investor
Calls from the US

+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610
Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2024. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.

UBS Group second quarter 2024 report

2
Terms used in this report, unless the context requires otherwise
“UBS,” “UBS Group,” “UBS Group

AG consolidated,” “Group,”

“we,” “us” and “our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS

AG consolidated”

UBS AG and its consolidated subsidiaries
“Credit Suisse AG” and “Credit

Suisse AG consolidated”
Credit Suisse AG and its consolidated subsidiaries

before the merger
with UBS AG
“Credit Suisse Group“ and “Credit Suisse Group

AG consolidated”
Pre-acquisition Credit Suisse Group
”Credit Suisse”
Credit Suisse AG and its consolidated subsidiaries

before the merger
with UBS AG, Credit Suisse Services

AG, and other small former
Credit Suisse Group entities now directly held by UBS Group

AG
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e., 1,000,000
“1bn” One billion, i.e., 1,000,000,000
“1trn” One trillion, i.e., 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards

or

in other

applicable regulations.

We

report

a

number of

APMs

in

the discussion

of

the
financial and

operating performance

of the

Group, our

business divisions

and Group

Items. We

use APMs

to provide
a

more

complete

picture of

our

operating performance

and

to

reflect

management’s view

of

the

fundamental
drivers

of

our

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented

under “Alternative performance measures”

in the

appendix to this

report. Our APMs

may
qualify

as

non-GAAP

measures

as

defined

by

US

Securities

and

Exchange

Commission

(SEC)

regulations.

Our
underlying results are APMs and are non-GAAP

financial measures.
›
Refer to the “Group performance” section of this report and to “Alternative performance measures” in the appendix to this report for additional information about underlying results
Comparability
Comparative information in this report is presented

as follows.
Profit and loss

information for

the second quarter

of 2024, the

first quarter of

2024 and the

fourth quarter

of 2023
is presented on a consolidated basis, each including UBS and Credit Suisse data for three months. Information for the second quarter of 2023

includes three months of data

for UBS and one

month (June 2023) for Credit

Suisse.
Year-to-date

information

for

2024

includes

six

months

of

data

for

UBS

and

six

months

for

Credit

Suisse.
Comparative year-to-date information for

2023

includes six months

of data for

UBS and one

month (June 2023)
for Credit Suisse.
Balance sheet information presented in this report

includes UBS and Credit Suisse consolidated

information.
Significant regulated subsidiary and sub-group

information
Regulatory key

figures for

our significant

regulated subsidiaries

and sub-groups

will be

published on

23 August
2024 and will be available under “Quarterly

reporting” at
ubs.com/investors .

UBS Group second quarter 2024 report

3
Our key figures
As of or for the quarter ended As of or year-to-date
USD m, except where indicated 30.6.24 31.3.24
1
31.12.23
1
30.6.23
1
30.6.24 30.6.23
1
Group results
Total revenues

11,904

12,739

10,855

9,540

24,642

18,284
Negative goodwill

27,264

27,264
Credit loss expense / (release)

95

106

136

623

201

662
Operating expenses

10,340

10,257

11,470

8,486

20,597

15,696
Operating profit / (loss) before tax

1,469

2,376

(751)

27,695

3,844

29,191
Net profit / (loss) attributable to shareholders

1,136

1,755

(279)

27,331

2,890

28,360
Diluted earnings per share (USD)
2

0.34

0.52

(0.09)

8.51

0.86

8.82
Profitability and growth
3,4,5
Return on equity (%)

5.4

8.2

(1.3)

153.8

6.8

88.7
Return on tangible equity (%)

5.9

9.0

(1.4)

170.3

7.5

98.9
Underlying return on tangible equity (%)
6,7

8.4

9.9

4.8

2.8

9.2

5.4
Return on common equity tier 1 capital (%)

5.9

9.0

(1.4)

177.5

7.5

106.4
Underlying return on common equity tier 1 capital (%)
6,7

8.4

9.9

4.8

2.9

9.2

5.8
Return on leverage ratio denominator, gross (%)

3.0

3.1

2.6

2.8

3.1

3.1
Cost / income ratio (%)
8

86.9

80.5

105.7

88.9

83.6

85.8
Underlying cost / income ratio (%)
6,8

80.6

77.2

93.0

83.5

78.9

82.6
Effective tax rate (%)

20.0

25.8
n.m.
9

1.3

23.6

2.8
Net profit growth (%)

(95.8)

70.6
n.m. n.m.

(89.8)

568.2
Resources
3
Total assets

1,560,976

1,606,798

1,716,924

1,677,953

1,560,976

1,677,953
Equity attributable to shareholders

83,683

84,777

85,624

85,455

83,683

85,455
Common equity tier 1 capital
10

76,104

77,663

78,002

78,597

76,104

78,597
Risk-weighted assets
10

511,376

526,437

546,505

556,603

511,376

556,603
Common equity tier 1 capital ratio (%)
10

14.9

14.8

14.3

14.1

14.9

14.1
Going concern capital ratio (%)
10

18.0

17.7

16.8

16.5

18.0

16.5
Total loss-absorbing capacity ratio (%)
10

38.7

37.4

36.4

34.9

38.7

34.9
Leverage ratio denominator
10

1,564,201

1,599,646

1,695,403

1,677,877

1,564,201

1,677,877
Common equity tier 1 leverage ratio (%)
10

4.9

4.9

4.6

4.7

4.9

4.7
Liquidity coverage ratio (%)
11

212.0

220.2

215.7

175.2

212.0

175.2
Net stable funding ratio (%)

128.0

126.4

124.7

117.6

128.0

117.6
Other
Invested assets (USD bn)
4,12,13

5,873

5,848

5,714

5,530

5,873

5,530
Personnel (full-time equivalents)

109,991

111,549

112,842

119,100

109,991

119,100
Market capitalization 2,14

101,903

106,440

107,355

69,932

101,903

69,932
Total book value per share (USD)
2

26.13

26.44

26.68

26.48

26.13

26.48
Tangible book value per share (USD)
2

23.85

24.14

24.34

24.13

23.85

24.13
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Refer to the

“Share information and

earnings per share”

section of this

report for more

information.

3 Refer to the

“Targets,

capital guidance and

ambitions” section of

the UBS Group

Annual Report 2023,
available under “Annual

reporting” at ubs.com/investors,

for more information about our

performance targets.

4 Refer to “Alternative

performance measures” in the appendix

to this report for the definition

and
calculation method.

5 Profit or loss information for each of the second quarter of 2024, the first quarter of 2024 and the fourth quarter of 2023 is presented on a consolidated basis, including for each quarter Credit
Suisse data for

three months,

and for the

purpose of the

calculation of return

measures has been

annualized multiplying such

by four.

Profit or loss

information for the

second quarter of

2023 is

presented on a
consolidated basis, including Credit Suisse

data for one month (June 2023),

and for the purpose of the

calculation of return measures has been

annualized multiplying such by four.

Profit or loss information for the
first six months of 2024 is

presented on a consolidated basis,

including Credit Suisse data

for six months, and for

the purpose of the calculation

of return measures has been annualized

by multiplying such by two.
Profit or loss information for the first six months

of 2023 is presented on a consolidated basis, including Credit Suisse data for one month, and for the purpose of the

calculation of return measures has been annualized
by multiplying such

by two.

6 Refer to the

“Group performance” section

of this report

for more information

about underlying results.

7 Comparative-period information

for the first

quarter of 2024

has been
restated to reflect the updated underlying tax impact.

8 Negative goodwill is not used in the calculation as it

is presented in a separate reporting line and

is not part of total revenues.

9 The effective tax rate for
the fourth quarter of 2023 is not a meaningful measure, due to the distortive effect of current unbenefited tax losses at the former Credit Suisse entities.

10 Based on the Swiss systemically relevant bank framework
as of 1 January 2020. Refer to the “Capital management” section of this report for more information.

11 The disclosed ratios represent quarterly averages for the quarters presented and are calculated based on an average of 61

data points in

the second quarter

of 2024, 61

data points in

the first quarter

of 2024, 63

data points in

the fourth quarter

of 2023 and

64 data points

in the second

quarter of 2023.

Refer to the
“Liquidity and funding management”

section of this report

for more information.

12 Consists of invested

assets for Global Wealth

Management, Asset Management and

Personal & Corporate

Banking. Refer to
“Note 32 Invested assets

and net new money”

in the “Consolidated financial statements”

section of the UBS

Group Annual Report 2023, available

under “Annual reporting” at ubs.com/investors, for more information.

13 Include invested assets from associates in the Asset Management business division.

14 The calculation of market capitalization reflects total

shares issued multiplied by the share price at the end of the period.

UBS Group second quarter 2024 report

|
UBS Group | Recent developments

4
UBS Group
Management report
Recent developments
Integration of Credit Suisse
We made substantial

progress related to

the integration

of Credit Suisse

in the second

quarter of 2024.

The merger
of UBS AG and Credit Suisse AG

was completed on 31 May 2024 with

strong support from regulators across the
globe.

UBS AG

succeeded

to

all

rights

and

obligations

of

Credit

Suisse AG,

including

all

outstanding

Credit
Suisse AG debt instruments.
On 7 June 2024, we completed the transition to

a single US intermediate holding company.

On

1 July

2024,

we

completed

the

merger

of

UBS

Switzerland AG

and

Credit

Suisse

(Schweiz) AG.

UBS
Switzerland AG succeeded to all rights and obligations

of Credit Suisse (Schweiz) AG.
The merger of UBS AG and

Credit Suisse AG and that of

UBS Switzerland AG and Credit Suisse (Schweiz) AG are
critical steps

in enabling

us to

unlock the

next phase

of the

cost, capital,

funding and

tax benefits

we expect

to
realize by the end of 2026. They will facilitate the migration of clients and operations to integrated UBS platforms over time, in line with business-, client-

and product-specific requirements.
The measurement

period adjustments

effected under

IFRS Accounting

Standards in

the second

quarter of

2024
resulted in a decrease in provisional negative goodwill to USD 27.3bn from the USD 27.7bn previously reported in the UBS Group Annual Report 2023. Retained

earnings have been revised to

reflect the impact on the prior-period
income statement

of net

USD 0.5bn. With

the measurement

period adjustments

and the finalization

of the

amount
of negative goodwill in the second quarter of 2024, the accounting for the acquisition of the Credit Suisse Group is complete.
›
Refer to “Note 2 Accounting for the merger of UBS AG and Credit Suisse AG” in the “Consolidated financial statements” section of the UBS AG second quarter 2024 report, which will be available as of 23 August 2024 under
“Quarterly reporting” at ubs.com/investors , for more information about the accounting for the merger of UBS AG and Credit Suisse AG
›
Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information about the accounting for the acquisition of the Credit
Suisse Group and the finalization of the purchase price allocation
In the

second quarter

of 2024,

we realized

an additional

USD 0.9bn in

gross cost

savings, for

a total

of around
USD 6bn in annualized

exit rate gross

cost savings compared

with the 2022

combined cost base of

Credit Suisse
and UBS. We now expect to achieve around

USD 7bn of gross cost savings by the

end of 2024, or around 55% of
our ambition of around USD 13bn by the end

of 2026.

In the

second quarter

of 2024,

Credit Suisse

(Schweiz) AG fully

repaid the

funding drawn

under the

Emergency
Liquidity Assistance

(ELA) facility,

reducing the

amount of

funding outstanding

under the

ELA facility

from CHF 19bn
to zero.

UBS Group second quarter 2024 report

|
UBS Group | Recent developments

5
In June 2024,

the Credit

Suisse supply chain

finance funds

(the SCFFs)

made a voluntary

offer to the

SCFFs investors
to redeem all outstanding fund units. The offer expired

on 31 July 2024, and fund units representing around

92%
of

the

SCFFs’

net

asset

value

were

tendered

in

the

offer

and

accepted.

Fund

units

accepted

in

the

offer

were
redeemed

at

90%

of

the

net

asset

value

determined on

25 February

2021,

net

of

any

payments

made

by

the
relevant fund to the fund investors since that time. Investors whose units were redeemed released any claims they
may have

had against

the SCFFs,

Credit Suisse

or UBS.

The offer

aimed to

provide fund

investors with

an accelerated
exit from their positions and a high level of financial recovery and was funded by the acquisition of a new class of fund units by UBS. The offer did not have a material effect on the financial results or common equity tier 1 capital of UBS Group AG,

given provisions recorded in

connection with the

acquisition of the Credit

Suisse Group. On

a
subsidiary level,

UBS AG on

a

consolidated basis

recorded in

the second

quarter of

2024 a

provision of

around
USD 0.9bn in connection with

the offer. The offer did

not have a material effect

on UBS AG on a standalone

basis.
The investment in the SCFFs is managed in the

Non-core and Legacy business division.
On 13 August

2024, UBS entered

into an agreement to

sell Select Portfolio

Servicing, the US

mortgage servicing
business of Credit Suisse managed in the Non-core and Legacy business division.

Completion of the transaction is
subject to regulatory approvals and other customary closing conditions.

The transaction is expected to close in the
first quarter

of 2025. UBS

Group does

not expect

to recognize

a material

profit or

loss upon

completion of

the
transaction. Based on balances

as of 30

June 2024, the

completion of the

transaction would reduce the

Group’s
risk-weighted assets by around USD 1.3bn and

the Group’s leverage ratio denominator by

around USD 1.7bn.
Regulatory and legal developments
Swiss Federal Council releases its report on systemically

important banks
In April

2024, the

Swiss Federal

Council released

its report

on banking

stability that

evaluates the

regulation of
systemically important

banks. The

Swiss Federal

Council concluded

that

the existing

Swiss too-big-to-fail

(TBTF)
regime must be further developed and strengthened and therefore proposed the introduction of a broad package of measures

that focused

on three areas:

strengthening prevention,

strengthening liquidity

and expanding

the crisis
toolkit. In the first half of 2025, the Swiss Federal Council is expected to present two packages, one with changes at the ordinance level and another with

legislative amendments, to implement

the proposed measures. Due to the
broad

range

of

possible

outcomes,

the

impact

of

the

proposals

on

UBS

can

be

fully

assessed

only

when

the
implementation details become clearer.
›
Refer to “Regulatory and legal developments” in the “Recent developments” section of the UBS Group first quarter
2024 report, available under “Quarterly reporting” at ubs.com/investors , for more information
Dev elopments related to the final Basel III implementation
In June 2024, the Swiss Federal Council confirmed that the amendments to the Capital Adequacy Ordinance that
will incorporate

the final

Basel III standards

into Swiss

law will

enter into

force on

1 January 2025.

Also in

June
2024,

the

European

Commission

confirmed

its

intention

to

implement

the

final

Basel III

requirements

as

of
1 January 2025, except for

the market risk capital requirements,

the implementation of which

will be delayed until
at least

1 January 2026.

The implementation

timeline

to incorporate

the final

Basel III standards

in the

US is

expected
to be delayed beyond July 2025, as banking agencies continue to discuss amendments to their proposals. The UK has previously stated its intention

to implement the final

Basel III standards by 1 July 2025;

however, it has delayed
the publication of its final rules until the autumn

of 2024.
We expect that the adoption of the final Basel III standards in January 2025 will lead to an increase of around 5%
in UBS Group risk-weighted assets, driven mainly

by the Fundamental Review of the Trading

Book. This estimate is
based on our

current understanding

of the relevant

standards. We

are in an

active dialogue

with the Swiss

Financial
Market Supervisory Authority regarding various aspects

of the final rules. Our estimate does not take into account
mitigating actions, nor does it reflect the impact

of the output floor, which is to be phased

in over

time.
Switzerland takes measures to strengthen

its anti-money-laundering framework
In May

2024, the

Swiss Federal

Council adopted

a dispatch

on strengthening

its anti-money-laundering

framework.
Key elements include

a non-publicly accessible federal register

of beneficial owners,

due diligence for

particularly
risky

activities

in

legal

professions,

measures

to

prevent

the

circumvention

of

applicable

sanctions

under

the
Embargo Act, and

due diligence obligations for

cash payments in

the real

estate business and

in precious metals
trading.

The measures are subject to

parliamentary approval and, therefore,

entry into force is not

expected before
2026. Although

the final

assessment will only

be concluded once

the final

law has

been published, UBS

expects
that additional operational controls will be required to implement the amended framework.
Swiss Federal Council consults about extended

sustainability reporting requirements

In June 2024, the Swiss

Federal Council launched a

consultation on extended sustainability

reporting requirements

UBS Group second quarter 2024 report

|
UBS Group | Recent developments

6
with the aim

of strengthening existing rules

in the Swiss

Code of Obligations. Under

the proposed rules,

a wider
scope of companies would have to

report on the risks of

their business activities in the areas

of the environment,
human rights and corruption,

as well as on measures

taken against such risks.

Affected companies would have

the
choice of reporting according

to either the EU

sustainability reporting requirements or

another equivalent standard
for

sustainability

reporting.

The

consultation

will

last

until

October

2024,

and

if

the

changes

are

adopted

as
proposed, UBS will be subject to the extended requirements.
The EU requires a physical presence for cross-border

banking services
In June

2024, EU

legislators published

the final

banking rules

that include

amendments to

the Capital

Requirements
Regulation and

the Capital

Requirements Directive.

The amendments

include, alongside

measures to

implement
the final elements of the Basel III standards, a

requirement for non-EU firms to establish a physical presence within
the EU when providing

certain banking services,

including deposit-taking

and commercial lending,

to EU-domiciled
clients and counterparties, unless an

exemption is obtained. The changes

will affect the cross

-border provision of
lending services

and will

require UBS to

adapt its

approaches to

providing such

services to

clients and

counterparties
in

the EU.

The requirement

will

become effective

in January

2027, with

grandfathering provisions

for contracts
entered into before 11 July 2026.
The EU adopts the Artificial Intelligence Act
In July 2024,

the EU published the

Artificial Intelligence Act (the

EU AI Act). Among

other matters, the EU

AI Act
classifies AI according to its risk, with the majority of obligations being placed on providers of high-risk AI systems and with some

obligations for

users who deploy

an AI system

in a professional capacity. The EU

AI Act entered into
force in August

2024, and it

will be phased

in over the

next 36 months. UBS

is assessing the potential

impact of
the uses of AI and the EU AI Act.
Other developments
Organizational changes
Robert Karofsky,

a member

of the

Group Executive

Board (the

GEB) since

2018, was

President Investment

Bank
until 1 July 2024, when he became Co-President Global Wealth Management and President UBS Americas. In

the
latter role he succeeded Naureen Hassan, who retired from UBS effective 1 July 2024.
Iqbal Khan, a member of the GEB since 2019, was President Global Wealth Management until 1 July 2024, when he became Co-President Global Wealth Management jointly with Robert Karofsky.

He will also assume the role of
President UBS

Asia Pacific,

effective 1 September

2024, succeeding

Edmund Koh,

who will

step down

from the
GEB on that date.
George Athanasopoulos and Marco Valla

joined the GEB on 1 July 2024 as Co-Presidents

Investment Bank.
Damian Vogel

has been

appointed Group

Chief Risk

Officer and

became a

member of

the GEB

on 1 July

2024,
succeeding Christian Bluhm,

who stepped down from the

GEB effective 1 July 2024 and

will remain at UBS in

an
advisory capacity.
Stefan Seiler

has been

a member

of the

GEB since

2023 and

Head Group

Human Resources

and Corporate

Services;
as of 1 July 2024 his responsibilities have been

expanded to include Group Communications

& Branding.
Ulrich Körner, the

former CEO of

Credit Suisse AG,

stepped down

from the GEB

at the

end of June

2024, following
the merger of UBS AG and Credit Suisse AG and

will retire from UBS later this year.

UBS Group second quarter 2024 report

|
UBS Group | Group performance

7
Group performance

Income statement
For the quarter ended % change from Year-to-date
USD m 30.6.24 31.3.24 30.6.23
1
1Q24 2Q23 30.6.24 30.6.23
1
Net interest income

1,535

1,940

1,707

(21)

(10)

3,475

3,095
Other net income from financial instruments measured

at fair value through profit or loss

3,684

4,182

2,517

(12)

46

7,866

5,198
Net fee and commission income

6,531

6,492

5,128

1

27

13,023

9,734
Other income

154

124

188

24

(18)

278

258
Total revenues

11,904

12,739

9,540

(7)

25

24,642

18,284
Negative goodwill

27,264

(100)

27,264
Credit loss expense / (release)

95

106

623

(11)

(85)

201

662
Personnel expenses

7,119

6,949

5,651

2

26

14,068

10,271
General and administrative expenses

2,318

2,413

1,968

(4)

18

4,731

4,033
Depreciation, amortization and impairment of non-financial

assets

903

895

866

1

4

1,798

1,391
Operating expenses

10,340

10,257

8,486

1

22

20,597

15,696
Operating profit / (loss) before tax

1,469

2,376

27,695

(38)

(95)

3,844

29,191
Tax expense / (benefit)

293

612

361

(52)

(19)

905

820
Net profit / (loss)

1,175

1,764

27,334

(33)

(96)

2,939

28,371
Net profit / (loss) attributable to non-controlling interests

40

9

3

352

48

11
Net profit / (loss) attributable to shareholders

1,136

1,755

27,331

(35)

(96)

2,890

28,360
Comprehensive income
Total comprehensive income

1,614

(245)

26,467

(94)

1,369

28,300
Total comprehensive income attributable to non-controlling interests

18

(5)

(2)

13

11
Total comprehensive income attributable to shareholders

1,596

(240)

26,469

(94)

1,356

28,289
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

UBS Group second quarter 2024 report

|
UBS Group | Group performance

8
Selected financial information of the business divisions and Group Items
For the quarter ended 30.6.24
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

6,053

2,272

768

2,803

401

(392)

11,904
of which: PPA effects and other integration items
1

233

246

310

(8)

780
Total revenues (underlying)

5,820

2,026

768

2,493

401

(384)

11,124
Credit loss expense / (release)

(1)

103

0

(6)

(1)

0

95
Operating expenses as reported

5,183

1,396

638

2,332

807

(15)

10,340
of which: integration-related expenses and PPA effects
2

523

182

98

245

325

(2)

1,372
Operating expenses (underlying)

4,660

1,213

540

2,087

481

(13)

8,969
Operating profit / (loss) before tax as reported

871

773

130

477

(405)

(377)

1,469
Operating profit / (loss) before tax (underlying)

1,161

710

228

412

(80)

(371)

2,060
For the quarter ended 31.3.24
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

6,143

2,423

776

2,751

1,001

(355)

12,739
of which: PPA effects and other integration items
1

234

256

293

(4)

779
Total revenues (underlying)

5,909

2,166

776

2,458

1,001

(351)

11,960
Credit loss expense / (release)

(3)

44

0

32

36

(2)

106
Operating expenses as reported

5,044

1,404

665

2,164

1,011

(33)

10,257
of which: integration-related expenses and PPA effects
2

404

160

71

143

242

1

1,021
Operating expenses (underlying)

4,640

1,245

594

2,022

769

(34)

9,236
Operating profit / (loss) before tax as reported

1,102

975

111

555

(46)

(320)

2,376
Operating profit / (loss) before tax (underlying)

1,272

878

182

404

197

(315)

2,617
For the quarter ended 30.6.23
3
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items
Negative
goodwill
4
Total
Total revenues as reported

5,261

1,810

583

2,036

162

(313)

9,540
of which: PPA effects and other integration items
1

186

143

55

(6)

378
Total revenues (underlying)

5,075

1,667

583

1,981

162

(306)

9,162
Negative goodwill

27,264

27,264
Credit loss expense / (release)

149

221

1

132

119

2

623
Operating expenses as reported

4,085

933

503

2,025

536

403

8,486
of which: integration-related expenses and PPA effects
2

68

37

14

161

105

348

732
of which: acquisition-related costs

106

106
Operating expenses (underlying)

4,017

896

489

1,864

432

(51)

7,648
Operating profit / (loss) before tax as reported

1,028

655

79

(121)

(493)

(717)

27,264

27,695
Operating profit / (loss) before tax (underlying)

909

549

93

(14)

(388)

(257)

891
1 Includes accretion of PPA

adjustments on financial instruments and other

PPA effects, as well

as temporary and incremental items

directly related to the integration.

2 Includes temporary, incremental

operating
expenses directly related to the integration, as well as amortization of newly recognized intangibles resulting from the acquisition of the Credit Suisse Group.

3 Comparative-period information has been restated for
changes in business division perimeters,

Group Treasury allocations

and Non-core and Legacy cost

allocations. Refer to “Note 3

Segment reporting” in the “Consolidated financial

statements” section of this report
and to “Changes to segment reporting in 2024”

in the “UBS business divisions and Group Items” section

and the “Equity attribution” section of the UBS Group

first quarter 2024 report, available under “Quarterly
reporting” at ubs.com/investors, for more information.

4 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the

Credit Suisse Group” in the “Consolidated financial
statements” section of this report for more information.

UBS Group second quarter 2024 report

|
UBS Group | Group performance

9
Selected financial information of the business divisions and Group Items (continued)
Year-to-date 30.6.24
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported

12,196

4,695

1,543

5,554

1,402

(747)

24,642
of which: PPA effects and other integration items
1

467

502

603

(12)

1,559
Total revenues (underlying)

11,729

4,193

1,543

4,951

1,402

(735)

23,083
Credit loss expense / (release)

(4)

146

0

26

35

(2)

201
Operating expenses as reported

10,228

2,800

1,303

4,496

1,818

(48)

20,597
of which: integration-related expenses and PPA effects
2

928

342

169

387

568

(1)

2,392
Operating expenses (underlying)

9,300

2,458

1,134

4,109

1,250

(47)

18,205
Operating profit / (loss) before tax as reported

1,972

1,748

241

1,032

(451)

(698)

3,844
Operating profit / (loss) before tax (underlying)

2,433

1,588

410

816

117

(687)

4,677
Year-to-date 30.6.23
3
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items
Negative
goodwill
4
Total
Total revenues as reported

10,049

3,087

1,086

4,401

185

(524)

18,284
of which: PPA effects and other integration items
1

186

143

55

(6)

378
Total revenues (underlying)

9,863

2,943

1,086

4,346

185

(517)

17,906
Negative goodwill

27,264

27,264
Credit loss expense / (release)

164

237

1

139

119

2

662
Operating expenses as reported

7,646

1,597

911

3,891

1,235

416

15,696
of which: integration-related expenses and PPA effects
2

68

37

14

161

105

348

732
of which: acquisition-related costs

176

176
Operating expenses (underlying)

7,578

1,560

897

3,730

1,130

(108)

14,787
Operating profit / (loss) before tax as reported

2,239

1,253

174

372

(1,169)

(942)

27,264

29,191
Operating profit / (loss) before tax (underlying)

2,121

1,147

188

478

(1,064)

(412)

2,457
1 Includes accretion of PPA

adjustments on financial instruments and other

PPA effects, as well

as temporary and incremental items

directly related to the integration.

2 Includes temporary, incremental

operating
expenses directly related to the integration, as well as amortization of newly recognized intangibles resulting from the acquisition of the Credit Suisse Group.

3 Comparative-period information has been restated for
changes in business division perimeters,

Group Treasury allocations

and Non-core and Legacy cost

allocations. Refer to “Note 3

Segment reporting” in the “Consolidated financial

statements” section of this report
and to “Changes to segment reporting in 2024”

in the “UBS business divisions and Group Items” section

and the “Equity attribution” section of the UBS

Group first quarter 2024 report, available under

“Quarterly
reporting” at ubs.com/investors, for more information.

4 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the

Credit Suisse Group” in the “Consolidated financial
statements” section of this report for more information.
Integration-related expenses, by business division and Group Items
For the quarter ended Year-to-date
USD m 30.6.24 31.3.24 30.6.23 30.6.24 30.6.23
Global Wealth Management

536

432

67

968

67
Personal & Corporate Banking

159

140

29

299

29
Asset Management

98

71

14

169

14
Investment Bank

245

143

161

387

161
Non-core and Legacy

325

242

105

568

105
Group Items

8

1

348

9

348
Total integration-related expenses

1,370

1,029

724

2,399

724
of which: total revenues

26

37

0

62

0
of which: operating expenses

1,344

992

724

2,336

724
of which: personnel expenses

825

555

359

1,381

359
of which: general and administrative expenses

426

355

121

781

121
of which: depreciation, amortization and impairment of non-financial assets

93

82

243

174

243

UBS Group second quarter 2024 report

|
UBS Group | Group performance

10
2Q24 compared with 2Q23
The acquisition

of the

Credit Suisse

Group has

had a

significant impact

on the

results from

June 2023

onward,
including

the

recognition

of

negative

goodwill,

impacts

from

accretion

of

purchase

price

allocation

(PPA)
adjustments

on

financial

instruments,

and

integration-related

expenses.

This

discussion

and

analysis

of

results
compares the second quarter of 2024, which covers three full months of post-acquisition results, with the second quarter of 2023, which included

only one month of post-acquisition

results. This is a material

driver in many of the
increases across both revenues and operating expenses.
›
Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information about the accounting for the acquisition of the Credit
Suisse Group and the finalization of the purchase price allocation and negative goodwill
Underlying results
In addition to

reporting our

results in accordance

with IFRS

Accounting Standards,

we report underlying

results that
exclude items of profit or loss that management believes

are not representative of the underlying performance.
In the

second quarter of

2024, underlying revenues

exclude PPA

effects and

other integration items.

PPA effects
mainly consist

of PPA adjustments

on financial

instruments measured

at amortized

cost, including

off-balance sheet
positions,

arising

from

the

acquisition

of

the

Credit

Suisse

Group.

Accretion

of

PPA

adjustments

on

financial
instruments is accelerated

when the related

financial instrument

is derecognized

before its contractual

maturity. No
adjustment is

made

for

accretion of

PPA

adjustments on

financial

instruments within

the

Non-core

and

Legacy
business division,

due to the nature of its business model.
Underlying expenses exclude

integration-related expenses that

are temporary, incremental

and directly

related to
the integration of

Credit Suisse into UBS,

including costs of

internal staff and contractors

substantially dedicated to
integration activities, retention

awards, redundancy costs,

incremental expenses from

the shortening of useful

lives
of property,

equipment and

software, and

impairment charges

relating to these

assets. Classification

as integration-
related expenses does

not affect the

timing of recognition

and measurement

of those expenses

or the presentation
thereof in the income statement. Expenses associated with Credit Suisse restructuring programs that existed prior
to the acquisition are also included in integration-related

expenses.
Results: 2Q24 vs 2Q23
Reported net profit attributable to shareholders decreased by

USD 26,195m to USD 1,136m, due to the prior-year
quarter including negative goodwill of USD 27,264m

relating to the acquisition of the Credit Suisse

Group.
Excluding

the

impacts

of

negative

goodwill

in

the

prior-year

quarter,

operating

profit

before

tax

increased

by
USD 1,038m, reflecting

an increase

in total

revenues and

lower net

credit loss

expenses, partly

offset by

higher
operating expenses. Total revenues

increased by USD 2,364m, or

25%, to USD 11,904m, and

included an increase
of USD 429m in accretion impacts resulting from PPA adjustments on financial instruments and other PPA effects.
The increase in total revenues

was mainly driven by a USD

1,403m increase in net

fee and commission income and
a

USD 994m

increase

in

total

combined

net

interest

income

and

other

net

income

from

financial

instruments
measured

at

fair

value

through

profit

or

loss,

partly

offset

by

a

USD 35m

decrease in

other

income. Operating
expenses

increased

by

USD 1,854m,

or

22%,

to

USD 10,340m,

and

included

integration-related

expenses

of
USD 1,344m. This

increase was

mainly driven

by USD 1,468m

higher personnel

expenses and

USD 350m higher
general

and

administrative expenses.

Net

credit loss

expenses were

USD 95m

compared with

USD 623m in

the
second quarter of 2023.
Underlying results 2Q24 vs 2Q23
Underlying results for the second quarter of

2024 excluded PPA effects and other integration items

of USD 780m
from total revenues and integration-related

expenses and PPA effects of USD 1,372m from

operating expenses.

On

an

underlying

basis,

profit

before

tax

increased

by

USD 1,169m

to

USD 2,060m,

reflecting

a

USD 1,962m
increase

in

underlying

total

revenues

and

net

credit

loss

expenses

of

USD 95m,

compared

with

net

credit

loss
expenses

of

USD 623m

in

the

second

quarter

of

2023,

partly

offset

by

a

USD 1,321m

increase

in

underlying
operating expenses.

UBS Group second quarter 2024 report

|
UBS Group | Group performance

11
Total revenues: 2Q24 vs 2Q23
Net interest income and other net income

from financial instruments measured at

fair value through profit or loss
Total combined net

interest income

and other

net income

from financial

instruments

measured at

fair value

through
profit or loss increased by USD 994m to USD 5,218m and included an increase of USD 169m in accretion impacts
resulting from PPA adjustments on financial instruments and other PPA effects.

Personal & Corporate

Banking increased

by USD 307m

to USD 1,564m, driven

by the consolidation

of Credit

Suisse
revenues for the

full quarter,

and included USD 221m

of accretion of

PPA adjustments

on financial instruments

and
other PPA

effects, compared

with USD 128m

in the

second quarter

of 2023.

These effects

were partly

offset by
higher liquidity costs, as well as lower deposit

margins resulting from shifts to lower-margin deposit

products.
Non-core and

Legacy increased

by USD 254m

to USD 310m,

mainly due

to the

consolidation of

Credit Suisse

revenues
for

the

full

quarter.

Total

revenues

reflected

net

gains

from

position

exits,

along

with

net

interest

income

from
securitized products and credit products.
The

Investment

Bank

increased

by

USD 248m

to

USD 1,528m

and

included

USD 10m

of

accretion

of

PPA
adjustments on financial instruments and other PPA

effects.

Excluding the aforementioned PPA effects, there was
an increase in

Global Banking, mainly

from higher revenues

across Public Capital

Markets.

In addition, there

was
an increase

in Execution

Services revenues, due

to increases in

Cash Equities

across all

regions, as

well as

higher
revenues in Derivatives & Solutions, reflecting

increases across all products.

Global Wealth Management increased by USD 183m

to USD 2,232m, driven by the consolidation of Credit Suisse
revenues for the

full quarter,

and included USD 240m

of accretion of

PPA adjustments

on financial instruments

and
other PPA effects, compared

with USD 181m in the second quarter

of 2023. The remaining variance

was driven by
lower deposit margins,

including the effects

of shifts to

lower-margin deposit

products, partly

offset by higher

rates
and

deposit

volumes.

The

remaining

variance

was

also

due

to

higher

liquidity

costs

and

lower

loan

revenues,
reflecting

lower

average

volumes.

In

addition,

there

was

an

increase

in

transaction-based

income,

largely
attributable to higher levels of client activity.
›
Refer to the relevant business division commentary in the “UBS business divisions and Group Items” section of this report for more information about business-division-specific revenues
›
Refer to “Note 4 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income

Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from Year-to-date
USD m 30.6.24 31.3.24
1
30.6.23
1
1Q24 2Q23 30.6.24 30.6.23
1
Net interest income from financial instruments measured

at amortized cost and fair
value through other comprehensive income

2

355

1,117

(99)

(100)

357

2,080
Net interest income from financial instruments measured

at fair value through profit or
loss and other

1,533

1,585

589

(3)

160

3,118

1,015
Other net income from financial instruments measured

at fair value through profit or
loss

3,684

4,182

2,517

(12)

46

7,866

5,198
Total

5,218

6,123

4,224

(15)

24

11,341

8,293
Global Wealth Management

2,232

2,354

2,049

(5)

9

4,587

3,848
of which: net interest income

1,825

1,873

1,732

(3)

5

3,698

3,219
of which: transaction-based income from foreign exchange and other intermediary
activity
2

407

482

317

(15)

29

889

628
Personal & Corporate Banking

1,564

1,704

1,257

(8)

24

3,269

2,090
of which: net interest income

1,350

1,508

1,105

(10)

22

2,859

1,809
of which: transaction-based income from foreign exchange and other intermediary
activity
2

214

196

152

9

40

410

282
Asset Management

1

(1)

(8)

0

(13)
Investment Bank

1,528

1,562

1,280

(2)

19

3,090

2,956
Non-core and Legacy
3

310

908

56

(66)

449

1,218

74
Group Items
3

(417)

(406)

(411)

3

2

(823)

(662)
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Comparative-period information

has been restated

for changes in

business division perimeters,

Group Treasury

allocations and Non-core

and Legacy cost

allocations. Refer to

“Note 3 Segment

reporting” in the
“Consolidated financial statements” section

of this report and to

“Changes to segment reporting in

2024” in the “UBS

business divisions and Group

Items” section and the “Equity

attribution” section of the UBS
Group first quarter

2024 report, available

under “Quarterly reporting”

at ubs.com/investors,

for more information.

3 Mainly

includes spread-related income

in connection with

client-driven transactions,

foreign
currency translation effects and income and expenses from precious metals,

which are included in the income statement line Other net income from financial instruments measured at fair value through profit or loss.
The amounts reported on this line are one component of Transaction

-based income in the management discussion and analysis in the “Global Wealth Management”

and “Personal & Corporate Banking” sections of
this report.

UBS Group second quarter 2024 report

|
UBS Group | Group performance

12
Net fee and commission income
Net fee and commission income

increased by USD 1,403m

to USD 6,531m and included

an increase of USD 260m
in accretion

of PPA

adjustments on financial instruments

and other PPA

effects, which was

included in other

fee
and commission income, predominantly in the Investment

Bank.
Fees

for

portfolio

management

and

related

services

and

investment

fund

fees

increased

by

USD 586m

and
USD 205m, respectively,

predominantly in

Global Wealth

Management and

Asset Management.

These increases
were largely attributable to positive market performance,

as well as the consolidation of Credit Suisse revenues.
Net brokerage

fees increased

by USD 182m

to USD 1,038m,

reflecting an

increase in

Cash Equities

across all

regions
in Execution Services

in the Investment Bank,

as well as an

increase in Global Wealth

Management that was

due to
higher levels of client activity, particularly in

the Americas and Asia Pacific regions.
›
Refer to “Note 5 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information
Other income
Other income was USD 154m,

compared with USD 188m in the

second quarter of 2023.

The decrease was mainly
due to

a USD 44m

decrease in

gains recognized

on repurchases

of UBS’s

own debt

instruments.

This was

partly
offset by a

USD 28m net gain

in Asset Management from

the sale of

our Brazilian real

estate fund management
business.

›
Refer to “Note 6 Other income” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Asset Management” in the “UBS business divisions and Group Items” section of this report for more information about the sale of business
Credit loss expense / release: 2Q24 vs

2Q23
Total net credit

loss expenses

in the second

quarter of

2024 were

USD 95m, compared

with net

credit loss

expenses
of USD 623m in the prior-year quarter, reflecting net releases of USD 22m related to performing positions and net
expenses of USD 116m

on credit-impaired positions. The

decrease is largely

attributable to the

prior-year quarter
including the initial recognition of expected credit loss allowances and provisions of USD 548m for the purchased
non-credit-impaired portfolios as part of the

acquisition

of the Credit Suisse Group.

›
Refer to “Note 9 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased

Total
For the quarter ended 30.6.24
Global Wealth Management

(13)

12

0

(1)
Personal & Corporate Banking

(15)

132

(14)

103
Asset Management

0

0

0

0
Investment Bank

7

(14)

1

(6)
Non-core and Legacy

(1)

3

(2)

(1)
Group Items

0

0

0

0
Total

(22)

132

(15)

95
For the quarter ended 31.3.24
Global Wealth Management

(12)

7

2

(3)
Personal & Corporate Banking

(13)

64

(7)

44
Asset Management

0

0

0

0
Investment Bank

7

26

(1)

32
Non-core and Legacy

(26)

37

25

36
Group Items

(2)

0

0

(2)
Total

(45)

133

18

106
For the quarter ended 30.6.23
1
Global Wealth Management

134

9

7

149
Personal & Corporate Banking

193

28

0

221
Asset Management

1

0

0

1
Investment Bank

134

(4)

1

132
Non-core and Legacy

74

44

0

119
Group Items

2

0

0

2
Total

537

77

8

623
1 Comparative-period information

has been restated

for changes in business

division perimeters. Refer

to “Changes to segment

reporting in 2024”

in the “UBS business

divisions and Group

Items” section of

the
UBS Group first quarter 2024 report,

available under “Quarterly reporting” at ubs.com/investors, and “Note 3 Segment reporting”

in the “Consolidated financial statements” section of

this report for more information.

UBS Group second quarter 2024 report

|
UBS Group | Group performance

13
Operating expenses: 2Q24 vs 2Q23
Operating expenses
For the quarter ended % change from Year-to-date
USD m 30.6.24 31.3.24 30.6.23 1Q24 2Q23 30.6.24 30.6.23
Personnel expenses

7,119

6,949

5,651

2

26

14,068

10,271
of which: salaries and variable compensation

6,058

5,863

4,804

3

26

11,922

8,689
of which: variable compensation – financial advisors
1

1,291

1,267

1,110

2

16

2,558

2,222
General and administrative expenses

2,318

2,413

1,968

(4)

18

4,731

4,033
of which: net expenses for litigation, regulatory and similar matters

(153)

(5)

69

(158)

790
of which: other general and administrative expenses

2,471

2,418

1,899

2

30

4,889

3,243
Depreciation, amortization and impairment of non-financial

assets

903

895

866

1

4

1,798

1,391
Total operating expenses

10,340

10,257

8,486

1

22

20,597

15,696
1 Consists of cash and deferred compensation awards and is based on compensable revenues and firm tenure using a formulaic approach. Also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
Personnel expenses
Personnel expenses

increased by

USD 1,468m to

USD 7,119m, largely

due to

the consolidation

of Credit

Suisse
expenses

for

the

full

period.

Salaries

and

variable

compensation

increased

by

USD 1,254m,

due

to

the
aforementioned consolidation effect and

also due to

higher severance-related expenses, as

well as an increase

in
financial advisor compensation,

which reflected higher compensable revenues.
›
Refer to “Note 7 Personnel expenses” in the “Consolidated financial statements” section of this report for more information
General and administrative expenses
General and administrative expenses increased

by USD 350m to USD 2,318m, largely

due to the consolidation of
Credit

Suisse

expenses

for

the

full

quarter,

and

included

a

USD 305m

increase

in

integration-related

expenses,
which was

largely attributable

to outsourcing

and consulting

costs. In

addition, general

and administrative

expenses
in the

second quarter

of 2024

included releases

of USD 150m

of IFRS

3 acquisition-related

contingent liabilities
following the resolution

of the relevant

matter.

These increases were

partly offset by

USD 106m in acquisition

costs
incurred in the prior-year quarter.

›
Refer to “Note 8 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
›
Refer to the “Regulatory and legal developments” and “Risk factors” sections of the UBS Group Annual Report
2023, available under “Annual reporting” at ubs.com/investors , for more information about litigation, regulatory and similar matters

Depreciation, amortization and impairment of

non-financial assets
Depreciation, amortization

and impairment

of non-financial

assets increased

by USD 37m

to USD 903m,

largely
due

to

the

consolidation of

Credit

Suisse

expenses. This

increase

was

partly

offset

by

a

USD 150m decrease

in
integration-related expenses, largely attributable to USD 206m impairment of software projects in progress in the
prior-year quarter resulting from a

reprioritization of software

development activity following

the acquisition of

the
Credit Suisse Group.

UBS Group second quarter 2024 report

|
UBS Group | Group performance

14
Tax: 2Q24 vs 2Q23
The Group had a net income tax expense of USD 293m

in the second quarter of 2024, compared with USD 361m
in the prior-year quarter.

The net current

tax expense

was USD 310m, compared

with USD 368m, and

primarily related to

the taxable profits
of

UBS

Switzerland AG

and

other

entities.

There

was

a

net

deferred

tax

benefit

of

USD 17m,

compared

with
USD 7m in the

prior-year quarter.

This included

benefits of

USD 197m in respect

of increases

in recognized

deferred
tax assets

(DTAs), reflecting

updated expectations

of future

profits that

are available

to utilize

tax losses

carried
forward and

deductible temporary differences,

following the

merger of UBS

AG and

Credit Suisse AG

and other
entity reorganizations in the

quarter. These were

partly offset by a

net expense of

USD 180m primarily related to
the amortization of DTAs previously recognized in

relation to tax losses carried forward and

deductible temporary
differences.

The

Group’s

effective

tax

rate

for

the

quarter

was

20.0%,

although

it

would

have

been

33.4%

without

the
aforementioned deferred

tax benefits

of USD 197m.

This is

higher than

the Group’s

structural rate

of 23%,

because
its net profit includes operating

losses of certain entities,

reflecting integration-related expenses,

that did not result
in any tax benefits because they

cannot be offset with profits of

other entities in the Group,

and did not result in
any DTA recognition. The Group’s effective

tax rate for

the second half

of 2024 may

be higher than

the Group’s
structural rate

if further

such operating

losses are

incurred in

these entities,

and the

amount of

that impact

will
depend on the amount

of those losses.

The Group’s effective

tax rate is expected

to decrease toward

the structural
rate in subsequent years.
Total comprehensive income attributable

to shareholders
In

the

second

quarter

of

2024,

total

comprehensive

income

attributable

to

shareholders

was

USD 1,596m,
reflecting a net profit of USD 1,136m and other comprehensive income

(OCI), net of tax, of USD 460m.
OCI related

to cash

flow hedges

was USD 256m,

mainly reflecting

net losses

on hedging

instruments that

were
reclassified from

OCI to

the income

statement, partly

offset by

net unrealized

losses on

US dollar

hedging derivatives
resulting from increases in the relevant US

dollar long-term interest rates.
OCI related to

own credit

on financial

liabilities designated

at fair value

was USD 228m,

primarily due

to a widening
of our own credit spreads.
›
Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the UBS Group
Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about own credit on financial liabilities designated at fair value

UBS Group second quarter 2024 report

|
UBS Group | Group performance

15
Sensitivity to interest rate movements
As of 30 June

2024, it is

estimated that

a parallel shift

in yield curves

by +100

basis points could

lead to a

combined
increase in annual

net interest income

from our

banking book of

approximately USD 1.6bn in

the first year

after
such a shift. Of

this increase, approximately USD 0.9bn, USD 0.4bn

and USD 0.2bn would result from

changes in
Swiss franc, US dollar and

euro interest rates, respectively.

A parallel shift in yield

curves by –100 basis points

could
lead to a combined decrease in annual net interest income of approximately USD 1.5bn in the first year after such a shift, showing similar currency contributions

as for the aforementioned increase in rates.
These estimates

are based

on a

hypothetical scenario

of an

immediate change

in

interest rates,

equal across

all
currencies and relative to implied forward rates as of 30 June

2024 applied to our banking book. These estimates
further assume no

change to balance

sheet size

and product

mix, stable

foreign exchange rates,

and no

specific
management action. These estimates do not

represent a forecast of net interest income

variability.

›
Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book
Key figures and personnel
Below is

an overview

of selected

key figures

of the

Group. For

further information

about key

figures related

to
capital management, refer to the “Capital management”

section of this report.

Cost / income ratio: 2Q24 vs 2Q23
The cost / income ratio

was 86.9%, compared with

88.9%

and on an underlying

basis, the cost / income

ratio was
80.6%, compared with 83.5%. Both movements

mainly reflected an increase in total revenues,

partly offset by an
increase in operating expenses.
Personnel: 2Q24 vs 1Q24
The number

of internal and

external personnel employed

was 133,038 (workforce

count) as

of 30 June

2024, a
net decrease of 3,584 compared with

31 March 2024. The number of internal personnel employed as of 30 June
2024 was 109,991 (full-time

equivalents), a net decrease of 1,558

compared with 31 March 2024. The number

of
external staff

was approximately

23,047 (workforce

count) as

of 30 June

2024, a

net decrease

of approximately
2,026 compared with 31 March 2024.

Equity, CET1 capital and returns
As of or for the quarter ended Year-to-date
USD m, except where indicated 30.6.24 31.3.24
1
30.6.23
1
30.6.24 30.6.23
1
Net profit
Net profit / (loss) attributable to shareholders

1,136

1,755

27,331

2,890

28,360
Equity

Equity attributable to shareholders

83,683

84,777

85,455

83,683

85,455
less: goodwill and intangible assets

7,313

7,384

7,569

7,313

7,569
Tangible equity attributable to shareholders

76,370

77,393

77,886

76,370

77,886
less: other CET1 adjustments

267

(270)

(710)

267

(710)
CET1 capital

76,104

77,663

78,597

76,104

78,597
Returns
Return on equity (%)

5.4

8.2

153.8

6.8

88.7
Return on tangible equity (%)

5.9

9.0

170.3

7.5

98.9
Underlying return on tangible equity (%)
2

8.4

9.9

2.8

9.2

5.4
Return on CET1 capital (%)

5.9

9.0

177.5

7.5

106.4
Underlying return on CET1 capital (%)
2

8.4

9.9

2.9

9.2

5.8
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Comparative-period information for the first quarter of 2024 has been restated to reflect the updated underlying tax impact.

UBS Group second quarter 2024 report

|
UBS Group | Group performance

16
Common equity tier 1 capital: 2Q24 vs 1Q24
During

the

second

quarter

of

2024,

our

common

equity

tier 1

(CET1)

capital

decreased

by

USD 1.6bn

to
USD 76.1bn, mainly as the operating profit before tax of USD 1.5bn and a USD 0.1bn increase in eligible deferred
tax

assets

recognized

for

temporary

differences

were

more

than

offset

by

a

net

share

repurchase

effect

of
USD 1.0bn, a USD 1.0bn

negative effect from compensation-

and own-share-related capital components,

dividend
accruals

of

USD 0.6bn,

current

tax

expenses

of

USD 0.3bn,

and

amortization

of

transitional

CET1

capital

PPA
adjustments (interest rate

and own credit) of

USD 0.3bn (net of tax).

The net share repurchase effect of

USD 1.0bn
reflects

actual

share

repurchases

of

USD 0.15bn

under

our

new,

2024

share

repurchase

program

and

the
establishing of a USD 0.85bn capital reserve for potential

share repurchases.
Return on common equity tier 1 capital: 2Q24

vs 2Q23
The annualized return on CET1 capital was 5.9%, compared with 177.5%, driven by lower net profit attributable
to

shareholders,

predominantly

due

to

the

recognition

of

negative

goodwill

in

the

prior-year

quarter.

On

an
underlying basis, the return on CET1 capital was

8.4%, compared with 2.9%.
Risk-weighted assets: 2Q24 vs 1Q24
During

the

second

quarter

of

2024,

RWA

decreased

by

USD 15.1bn

to

USD 511.4bn,

driven

by

decreases

of
USD 11.6bn resulting from

asset size

and other movements,

as well as

USD 3.5bn resulting from

model updates
and methodology changes.
Common equity tier 1 capital ratio: 2Q24 vs 1Q24
Our CET1 capital

ratio increased to

14.9% from

14.8%,

mainly reflecting the

aforementioned decrease in

RWA,
partly offset by a USD 1.6bn decrease in CET1 capital.
Leverage ratio denominator: 2Q24 vs 1Q24
The leverage

ratio denominator

(the LRD)

decreased by

USD 35.4bn to

USD 1,564.2bn, driven

by asset

size and
other movements of USD 33.4bn,

as well as currency effects of USD 2.1bn.
Common equity tier 1 leverage ratio: 2Q24

vs 1Q24
Our CET1

leverage ratio

was broadly

unchanged at

4.9%, reflecting

the aforementioned

decrease in

the LRD,

offset
by a USD 1.6bn decrease in CET1 capital.
Results 6M24 vs 6M23
Operating profit before

tax decreased by

USD 25,347m, or

87%, to USD 3,844m,

as the prior-year period

included
negative goodwill of USD 27,264m

relating to the acquisition of

the Credit Suisse Group. Total revenues increased
by USD 6,358m, which was

partly offset by USD 4,901m

higher operating expenses.

Net credit loss expenses were
USD 201m compared with net credit loss expenses of USD

662m in the first six months of 2023.
Total combined

net interest

income and

other net

income from

financial instruments

measured at

fair value

through
profit

or

loss

increased

by

USD 3,048m

to

USD 11,341m,

and

included

an

increase

of

USD 679m

in

accretion
impacts

resulting

from

PPA

adjustments

on

financial

instruments

and

other

PPA

effects.

Personal

&

Corporate
Banking

increased

by

USD 1,179m,

mainly

due

to

higher

net

interest

income,

largely

attributable

to

the
consolidation of Credit

Suisse net interest

income for the

full period,

which included USD

462m of accretion

of PPA
adjustments on

financial instruments

and other

PPA effects,

compared with

USD 128m in

the first

half of

2023,
partly

offset

by

higher

liquidity

costs.

Non-core

and

Legacy

increased

by

USD 1,144m,

mainly

due

to

the
consolidation of Credit Suisse revenues for the full period. Non-core and Legacy revenues reflected net gains from position exits, along with

net interest income from securitized

products and credit products,

as well as a

net gain
of USD 272m, after the

accounting for the

PPA adjustments at

the closing of

the acquisition of

the Credit Suisse
Group, from

the sale

of assets

from the

former Credit

Suisse securitized

products group

to Apollo

Management
Holdings

and

certain

other

entities

(collectively,

Apollo).

Global

Wealth

Management

revenues

increased

by
USD 739m, predominantly

as a

result of

the consolidation

of Credit

Suisse revenues

for the

full period,

and included
USD 497m

of

accretion

of

PPA

adjustments

on

financial

instruments

and

other

PPA

effects,

compared

with
USD 181m in

the first

half of

2023. The

remaining variance

was driven

by lower

deposit margins,

including the
effects of shifts

to lower-margin deposit

products, partly offset

by higher rates

and deposit volumes.

The remaining
variance was also due to higher liquidity costs

and lower loan revenues, reflecting

lower average volumes.
›
Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for information about the conclusion of an investment management agreement with Apollo and the transfer of senior secured asset-based financing

UBS Group second quarter 2024 report

|
UBS Group | Group performance

17
Net fee and commission income increased by

USD 3,289m

to USD 13,023m

and included a USD 565m

increase in
accretion of PPA adjustments on financial instruments and other PPA effects, which was included in other fee and commission income, mainly

in the

Investment Bank. Portfolio

management and related

service fees

increased by
USD 1,426m, and

investment fund

fees increased

by USD 284m,

predominantly in

Global Wealth

Management
and Asset Management,

respectively, largely attributable to the consolidation

of Credit Suisse revenues for the full
period and due to

positive market performance.

Net brokerage fees increased

by USD 414m, reflecting

an increase
in Execution Services in the Investment Bank mainly

due to higher levels of client activity, as

well as an increase in
Global Wealth

Management, mainly due

to the

consolidation of Credit

Suisse and

higher levels

of client

activity.
M&A and corporate finance fees increased by USD 152m,

reflecting an increase in advisory revenues in our Global
Banking business within the Investment Bank.

Personnel expenses increased

by USD 3,797m to

USD 14,068m, largely due

to the consolidation

of Credit Suisse
expenses for the full period, and included an increase

of USD 1,022m

of integration-related expenses,

which were
largely related to

salaries, severance and variable

compensation.

Salaries and variable

compensation increased by
USD 3,233m, due to

the aforementioned effects

and included an

increase in financial

advisor compensation

due to
higher compensable revenues.
General and administrative expenses increased by

USD 698m to USD 4,731m, largely due

to the consolidation of
Credit Suisse expenses for

the full period,

and included an

increase of USD 660m

in integration-related expenses
that

were

largely

attributable

to

higher

consulting

fees

and

outsourcing

costs.

In

addition,

general

and
administrative expenses included

releases of USD 150m

of IFRS 3 acquisition-related

contingent liabilities following
the resolution of

the relevant matter

in the

first half

of 2024.

These increases were

partly offset

by a

USD 665m
increase in

provisions recognized

in the

first quarter

of 2023

related to

the US

residential mortgage-backed

securities
litigation matter,

as well as USD 176m of acquisition costs

in the prior-year period.
Depreciation, amortization

and impairment of

non-financial assets increased

by USD 407m to

USD 1,798m, largely
due to

the consolidation

of Credit

Suisse expenses

for the

full period

and USD 112m

higher accelerated

depreciation
related to decisions

to vacate

leasehold properties.

This was partly

offset by the

recognition of an

impairment in

the
second quarter of

2023 related to

software projects in

progress of USD 206m

resulting from a

reprioritization of
software development activity in the context

of the acquisition of the Credit Suisse Group.
Outlook
The

macroeconomic

outlook continues

to

be

clouded by

ongoing

conflicts, other

geopolitical tensions

and

the
upcoming US elections.

We expect these uncertainties

to persist for

the foreseeable future, and they

will likely lead
to higher market volatility compared with the first

half of the year.

Entering

the

third

quarter,

we

are

seeing

positive

investor

sentiment

and

continued

momentum

in

client

and
transactional activity. Also

visible are

moderate net interest

income headwinds from

ongoing mix

shifts in Global
Wealth Management and the effects

of the second Swiss

National Bank rate cut, not

yet captured in our

deposit
pricing in Personal & Corporate Banking.
As

we

execute

our

integration

plans,

we

expect

to

incur

in

the

third

quarter

of

2024

around

USD 1.1bn

of
integration-related expenses, while

the pace

of gross

cost savings

will decline

modestly sequentially. Integration-
related expenses should be partly offset by around

USD 0.6bn accretion of purchase accounting

effects.

For the

second half

of 2024,

we estimate

Non-core and

Legacy will

record an

underlying pre-tax

loss of

around
USD 1bn as

revenues are

expected to

reflect moderate

short-term upside

to current

book values

and continued
sequential progress

on costs.

In the absence

of a better-than-expected

reported Non-core

and Legacy performance,
we continue to expect our effective tax

rate for the second half of 2024 to be around

35%.
Our

diversified

business

model

positions

us

well

to

deliver

sustainable

long-term

value

for

shareholders

across
various market

conditions. We

remain focused

on supporting

our clients

while positioning

the Group

for future
growth.

UBS Group second quarter 2024 report

|
UBS business divisions and Group Items

18
UBS business divisions and
Group Items
Management report
Our businesses
We report five business divisions in

line with IFRS Accounting Standards: Global Wealth

Management, Personal &
Corporate Banking,

Asset

Management, the

Investment Bank,

and

Non-core

and

Legacy.

Non-core and

Legacy
includes positions

and businesses

not aligned

with our

strategy and

policies. Those

consist of

the assets

and liabilities
reported as part

of the

former Capital

Release Unit (Credit

Suisse) and certain

assets and liabilities

of the

former
Investment Bank

(Credit Suisse),

the former

Corporate Center

(Credit Suisse)

and other

former Credit

Suisse business
divisions.

Non-core

and

Legacy

also

includes

the

remaining

assets

and

liabilities

of

UBS’s

Non-core

and

Legacy
Portfolio, previously reported in Group Functions (which has been renamed Group Items), and smaller amounts of assets and liabilities of UBS’s business

divisions that have been assessed as

not strategic in light of

the acquisition
of the Credit Suisse Group.
Our Group functions

are support and

control functions that

provide services to

the Group. Virtually

all costs and
revenues incurred

by the

support and

control functions

are allocated

to the

business divisions,

leaving a

residual
amount, mainly

related to

certain Group

funding and

hedging items,

that we

refer to

as Group

Items in

our segment
reporting.
This discussion and analysis of the

results of the business divisions and Group

Items compares the second quarter
of 2024,

which covers

three full

months of

post-acquisition

results, with

the second

quarter of

2023, which

included
only

one

month

of

post-acquisition results.

It

also

compares

the

six-month

period

ended

30 June

2024,

which
covers six full

months of post-acquisition results, with

the six-month period

ended 30 June 2023, which

included
only

one

month

of

post-acquisition

results.

This

is

a

material

driver

in

many

of

the

increases

across

both

total
revenues and operating expenses.

UBS Group second quarter 2024 report

|
UBS business divisions and Group Items | Global

Wealth Management

19
Global Wealth Management
Global Wealth Management
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.24 31.3.24 30.6.23
2
1Q24 2Q23 30.6.24 30.6.23
2
Results
Net interest income

1,825

1,873

1,732

(3)

5

3,698

3,219
Recurring net fee income
3

3,104

3,024

2,669

3

16

6,128

5,123
Transaction-based income
3

1,105

1,212

849

(9)

30

2,317

1,692
Other income

19

33

12

(42)

68

53

15
Total revenues

6,053

6,143

5,261

(1)

15

12,196

10,049
Credit loss expense / (release)

(1)

(3)

149

(74)

(4)

164
Operating expenses

5,183

5,044

4,085

3

27

10,228

7,646
Business division operating profit / (loss) before tax

871

1,102

1,028

(21)

(15)

1,972

2,239
Underlying results
Total revenues as reported

6,053

6,143

5,261

(1)

15

12,196

10,049
of which: PPA effects and other integration items
4

233

234

186

0

25

467

186
of which: PPA effects recognized in net interest income

240

257

181

(7)

32

497

181
of which: PPA effects and other integration items recognized in transaction-based income

(6)

(24)

4

(73)

(30)

4
Total revenues (underlying)
3

5,820

5,909

5,075

(2)

15

11,729

9,863
Credit loss expense / (release)

(1)

(3)

149

(74)

(4)

164
Operating expenses as reported

5,183

5,044

4,085

3

27

10,228

7,646
of which: integration-related expenses and PPA effects
3,5

523

404

68

30

673

928

68
Operating expenses (underlying) 3

4,660

4,640

4,017

0

16

9,300

7,578
of which: expenses for litigation, regulatory and similar matters

17

12

41

44

(59)

28

51
Business division operating profit / (loss) before tax as reported

871

1,102

1,028

(21)

(15)

1,972

2,239
Business division operating profit / (loss) before tax (underlying)
3

1,161

1,272

909

(9)

28

2,433

2,121
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

(15.3)

(9.1)

(11.2)

(11.9)

(9.2)
Cost / income ratio (%)
3

85.6

82.1

77.6

83.9

76.1
Average attributed equity (USD bn)
6

32.9

33.1

26.0

0

26

33.0

25.4
Return on attributed equity (%)
3,6

10.6

13.3

15.8

12.0

17.7
Financial advisor compensation
7

1,291

1,267

1,110

2

16

2,558

2,222
Net new fee-generating assets (USD bn)
3

16.3

17.6

33.9
Fee-generating assets (USD bn)
3

1,764

1,731

2

1,764
Net new assets (USD bn)
3

26.9

27.4

30.4

54.2

70.2
Invested assets (USD bn)
3

4,038

4,023

3,790

0

7

4,038

3,790
Loans, gross (USD bn)
8

305.2

306.3

327.8

0

(7)

305.2

327.8
Customer deposits (USD bn)
8

476.2

482.4

435.3

(1)

9

476.2

435.3
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,9

0.4

0.3

0.3

0.4

0.3
Advisors (full-time equivalents)

10,068

10,338

11,065

(3)

(9)

10,068

11,065
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
3

27.7

5.0

(21.4)

14.7

(14.0)
Cost / income ratio (%)
3

80.1

78.5

79.2

79.3

76.8
Return on attributed equity (%)
3,6

14.1

15.4

14.0

14.7

16.7
1 Comparatives may differ due to adjustments

following organizational changes,

restatements due to the retrospective adoption

of new accounting standards or changes

in accounting policies, and events

after the
reporting period.

2 Comparative

figures have

been restated

for changes in

business division

perimeters, Group

Treasury allocations

and Non-core

and Legacy

cost allocations,

as well as

changes in

the equity
attribution framework. Refer to “Note 3 Segment reporting” in the

“Consolidated financial statements” section of this report and to “Changes to segment reporting in 2024” in the “UBS business divisions

and Group
Items” section and the “Equity attribution” section of the UBS Group first quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors, for more information.

3 Refer to “Alternative performance
measures” in the appendix to this report for the definition and calculation method. We started to report fee-generating assets and net new fee-generating assets on a consolidated basis,

including Credit Suisse data,
from the fourth

quarter of 2023

onward.

4 Includes accretion

of PPA

adjustments on financial

instruments and other

PPA effects,

as well as

temporary and

incremental items directly

related to the

integration.

5 Includes temporary, incremental operating expenses

directly related to the integration, as well as amortization of newly recognized intangibles resulting from the acquisition of the Credit Suisse Group.

6 Refer to
the “Equity attribution” section of this report for more information about the equity attribution framework.

7 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.
Consists of cash and deferred compensation awards

and is based on compensable revenues and firm

tenure using a formulaic approach. Also

includes expenses related to compensation commitments

with financial
advisors entered into at the time of recruitment that are subject to vesting requirements. Recruitment loans to financial advisors were USD 1,715m as of 30 June 2024.

8 Loans and Customer deposits in this table
include customer brokerage

receivables and payables,

respectively, which are

presented in separate

reporting lines on the

balance sheet.

9 Refer to the “Risk

management and control” section

of this report for
more information about (credit-)impaired exposures. Excludes loans to financial advisors.
Results: 2Q24 vs 2Q23
Profit before tax decreased by USD 157m, or 15%, to USD 871m,

mainly due to higher operating expenses,

partly
offset by the

impact from the

acquisition of

the Credit Suisse

Group.

Underlying profit

before tax was

USD 1,161m,
after

excluding

USD 523m

of

integration-related

expenses

and

purchase

price

allocation

(PPA)

effects

from
operating expenses,

as well as USD 233m of PPA effects and other integration items from total revenues.

UBS Group second quarter 2024 report

|
UBS business divisions and Group Items | Global

Wealth Management

20
Total revenues
Total

revenues

increased

by

USD 792m,

or

15%,

to

USD 6,053m, largely

driven

by

the

consolidation of

Credit
Suisse revenues

for the

full quarter.

Total

revenues included

the aforementioned

USD 233m of

PPA

effects and
other integration items, which represented

a USD 47m increase compared

with the USD 186m recorded

for such
effects

and

items

in

the

second

quarter

of

2023.

Excluding

these

effects,

underlying

total

revenues

were
USD 5,820m.
Net interest income

increased by USD 93m, or

5%, to USD 1,825m,

largely driven by

the consolidation of

Credit
Suisse

net

interest

income

for

the

full

quarter.

Net

interest

income

included

USD 240m

of

accretion

of

PPA
adjustments on

financial instruments and

other PPA

effects, compared

with USD 181m

in the

second quarter of
2023. The remaining variance was driven

by lower deposit margins, including the effects of shifts to lower-margin deposit products, partly offset

by higher rates and deposit

volumes. The remaining

variance was also due to

higher
liquidity costs and lower loan revenues, reflecting lower

average volumes. Excluding the aforementioned accretion
effects, underlying net interest income was

USD 1,586m.
Recurring

net

fee

income

increased

by

USD 435m,

or

16%,

to

USD 3,104m,

mainly

driven

by

positive

market
performance and the consolidation of Credit

Suisse recurring net fee income for the full quarter.
Transaction-based income

increased by

USD 256m, or

30%, to

USD 1,105m, mainly

driven by

higher levels

of client
activity, particularly

in the

Americas and

Asia Pacific

regions,

as well

as the

consolidation

of Credit

Suisse transaction-
based income for the full quarter.

Transaction-based income included USD 8m of accretion of PPA adjustments on financial instruments

and other

PPA effects,

compared with

USD 4m in

the second

quarter of

2023; the

second
quarter

of

2024

also

included

negative

USD 15m

of

temporary

and

incremental

items

directly

related

to

the
integration of Credit

Suisse. Excluding negative USD 6m

resulting from the

aforementioned accretion effects and
temporary and incremental items, underlying transaction-based income was USD 1,111m.
Other income increased

by USD 7m to

USD 19m, mainly due

to the consolidation

of Credit Suisse

other income for
the full period.
Credit loss expense / release
Net credit loss releases were USD 1m, compared with net credit loss expenses of USD 149m in the second quarter of 2023. Prior-year quarter net credit loss expenses were largely driven by the initial recognition of expected credit
loss allowances and provisions with respect to Credit-Suisse-related positions.
Operating expenses
Operating expenses increased by USD

1,098m, or 27%, to USD 5,183m,

largely due to the consolidation

of Credit
Suisse expenses

for the

full quarter. Operating

expenses included

integration-related expenses

of USD 521m,

which
represented

a USD 454m

increase compared

with the

USD 67m of

integration-related expenses

recorded in

the
second quarter

of 2023.

The remaining

variance was

due to

an increase in

financial advisor

compensation reflecting
higher compensable

revenues. Excluding

integration-related expenses

and PPA

effects of

USD 523m, underlying
operating expenses were USD 4,660m.
Invested assets: 2Q24 vs 1Q24
Invested assets

increased by USD 15bn

to USD 4,038bn,

mainly driven

by net new

asset inflows of

USD 26.9bn and
positive market

performance of

USD 26bn, partly

offset by

reclassification of

USD 32bn of

certain Credit

Suisse
client assets from invested assets to custody-only assets and by negative foreign currency effects of USD 7bn. The
reclassification resulted from Credit Suisse

client portfolio reviews for

the purpose of

alignment to UBS policies

and
also from market exits.
Loans: 2Q24 vs 1Q24
Loans decreased by USD 1.1bn to USD 305.2bn, mainly

driven by negative net new loans of USD 1.5bn.

Customer deposits: 2Q24 vs 1Q24
Customer

deposits

decreased

by

USD 6.2bn

to

USD 476.2bn,

mainly

driven

by

net

new

deposit

outflows

of
USD 6.0bn.
Results: 6M24 vs 6M23
Profit before

tax decreased

by USD 267m,

or 12%,

to USD 1,972m,

mainly due

to higher

operating expenses,

partly
offset by the

impact from the

acquisition of the

Credit Suisse Group

and by higher

total revenues. Underlying

profit
before

tax

was

USD 2,433m,

after

excluding

USD 928m

of

integration-related

expenses

and

PPA

effects

from
operating expenses,

as well as USD 467m of PPA effects

and other integration items from total revenues.

UBS Group second quarter 2024 report

|
UBS business divisions and Group Items | Global

Wealth Management

21
Total revenues increased by USD 2,147m, or

21%, to USD 12,196m, largely driven

by the consolidation of

Credit
Suisse revenues

for the full

period. Total revenues

included the aforementioned

USD 467m

of PPA effects

and other
integration items,

which represented

a USD 281m

increase compared

with the USD

186m recorded

for such

effects
and items in the first half of 2023. Excluding

these effects, underlying total revenues

were USD 11,729m.
Net interest income increased by USD 479m, or 15%, to USD 3,698m, largely attributable to the consolidation of
Credit Suisse net

interest income for

the full period.

Net interest income

included USD 497m of

accretion of PPA
adjustments on

financial instruments and

other PPA

effects,

compared with

USD 181m in

the first

half of

2023.
The remaining variance

was driven by

lower deposit margins,

including the

effects of

shifts to lower-margin

deposit
products, partly offset

by higher rates

and deposit volumes.

The remaining variance

was also due

to higher liquidity
costs and lower loan revenues, reflecting lower average volumes. Excluding the aforementioned accretion effects, underlying net interest income was USD 3,201m.
Recurring net fee income increased by

USD 1,005m, or 20%, to USD 6,128m, mainly driven

by the consolidation
of Credit Suisse recurring net fee income for

the full period and by positive market performance.
Transaction-based income increased

by USD 625m, or 37%,

to USD 2,317m, mainly driven

by the consolidation of
Credit Suisse transaction-based income for the full period, and by higher levels of client activity,

particularly in the
Americas and

Asia Pacific

regions.

Transaction-based income included

USD 14m of

accretion of

PPA adjustments
on financial instruments

and other PPA

effects, compared with

USD 4m in

the first half

of 2023;

the first half

of
2024 also

included negative

USD 44m of

temporary and

incremental items

directly related

to the

integration of
Credit Suisse.

Excluding negative

USD 30m resulting from

the aforementioned

accretion effects and

temporary and
incremental items,

underlying transaction-based income was

USD 2,347m.
Other income increased by USD 38m to

USD 53m, mainly due to

the consolidation of Credit Suisse other

income
for the full period.
Net credit

loss releases

were USD 4m,

compared with

net credit

loss expenses

of USD 164m

in the

first half

of 2023.
Prior-year

period

net

credit

loss

expenses

were

largely

driven

by

the

initial

recognition

of

expected

credit

loss
allowances and provisions with respect to Credit-Suisse-related positions.
Operating expenses

increased by

USD 2,582m, or

34%, to

USD 10,228m, largely

due to

the consolidation

of Credit
Suisse expenses for the

full period. Operating expenses

included integration-related

expenses of USD 923m,

which
represented an USD 856m

increase compared with

the USD 67m of

integration-related expenses recorded in

the
first half

of 2023.

The remaining

variance was

due to

an increase

in financial

advisor compensation

reflecting higher
compensable revenues.

Excluding integration-related

expenses and

PPA effects of

USD 928m, underlying

operating
expenses were USD 9,300m.
Regional breakdown of performance measures
As of or for the quarter ended 30.6.24
USD bn, except where indicated Americas
1
Switzerland
2
EMEA
2
Asia Pacific
2
Global
3
Global Wealth
Management
Total revenues (USD m)

2,761

1,003

1,159

903

227

6,053
Operating profit / (loss) before tax (USD m)

247

322

302

310

(311)

871
Operating profit / (loss) before tax (underlying) (USD m)
4

247

322

302

310

(20)

1,161
Cost / income ratio (%)
4

90.9

68.1

73.8

66.0

85.6
Cost / income ratio (underlying) (%)
4

90.9

68.1

73.8

66.0

80.1
Loans, gross

96.4
5

106.7

58.9

42.2

1.0

305.2
Net new loans

1.1

(1.4)

(0.4)

(0.8)

0.0

(1.5)
Net new fee-generating assets
4

12.1

3.6

(0.5)

1.1

(0.1)

16.3
Fee-generating assets
4

1,012

221

371

160

1

1,764
Net new assets
4

6.2

11.9

1.1

8.2

(0.5)

26.9
Net new assets growth rate (%)
4

1.3

6.5

0.7

5.1

2.7
Invested assets
4

1,994

750

660

627

5

4,038
Advisors (full-time equivalents)

6,002

1,407

1,553

1,014

93

10,068
1 Including the following business units: United States and Canada; and Latin America.

2 In the third quarter of 2023, Global Financial Intermediaries was transferred from EMEA and Asia Pacific to the Switzerland region, to better align

it to the management

structure. These

changes were applied

prospectively and had no

impact on previous

quarters.

3 Includes minor functions,

which are not included

in the four regions
individually presented in this table, and also includes impacts from accretion of PPA adjustments on financial instruments and other PPA effects and integration-related expenses.

4 Refer to “Alternative performance
measures” in the appendix to this report for the definition and calculation method.

5 Loans include customer brokerage receivables,

which are presented in a separate reporting line on the balance sheet.

UBS Group second quarter 2024 report

|
UBS business divisions and Group Items | Global

Wealth Management

22
Regional comments 2Q24 vs 2Q23, except where

indicated

Americas
Profit

before

tax

decreased

by

USD 36m

to

USD 247m.

Total

revenues

increased

by

USD 177m,

or

7%,

to
USD 2,761m,

mainly

driven

by

higher

recurring

net

fee

income

and

transaction-based

income,

as

well

as

the
consolidation of

Credit Suisse

revenues, partly

offset by

lower net

interest income.

The cost / income

ratio increased
to

90.9%

from

88.5%.

Loans

increased

1%

compared

with

the

first

quarter

of

2024,

to

USD 96.4bn,

mainly
reflecting USD 1.1bn of net new loans. Net new asset

inflows were USD 6.2bn.
Switzerland
Profit

before

tax

increased

by

USD 80m

to

USD 322m.

Total

revenues

increased

by

USD 355m,

or

55%,

to
USD 1,003m, mostly

driven by

the consolidation

of Credit

Suisse revenues,

as well

as the

transfer of

the Global
Financial

Intermediaries

business

to

the

Switzerland

region.

The

cost / income

ratio

increased

to

68.1%

from
62.1%. Loans

decreased 1%

compared with

the first

quarter of

2024, to

USD 106.7bn,

mainly reflecting

USD 1.4bn
of

negative

net

new

loans,

partly

offset

by

positive

foreign

currency

effects.

Net

new

asset

inflows

were
USD 11.9bn.
EMEA
Profit

before

tax

decreased

by

USD 12m

to

USD 302m.

Total

revenues

increased

by

USD 45m,

or

4%,

to
USD 1,159m, largely

driven by

the consolidation

of Credit

Suisse revenues,

partly offset

by the

transfer of

the Global
Financial

Intermediaries

business

to

the

Switzerland

region.

The

cost / income

ratio

increased

to

73.8%

from
70.8%. Loans decreased by USD 0.2bn compared with the first quarter of 2024, to USD 58.9bn, mainly driven by
USD 0.4bn of negative net new loans.

Net new asset inflows were USD 1.1bn.
Asia Pacific
Profit

before

tax

increased

by

USD 162m

to

USD 310m.

Total

revenues

increased

by

USD 174m,

or

24%,

to
USD 903m, mainly

driven by

the consolidation

of Credit

Suisse revenues

and increases

in transaction-based

income,
partly

offset

by

lower

net

interest

income.

The

cost / income

ratio

decreased

to

66.0%

from

76.7%.

Loans
decreased 3% compared

with the first

quarter of 2024,

to USD 42.2bn, mainly driven

by USD 0.8bn of

negative
net new loans and negative foreign currency effects. Net new asset inflows were USD 8.2bn.
Global
Operating loss before tax

was USD 311m, mainly including USD 523m

of the aforementioned integration-related
expenses

and

PPA

effects,

partly

offset

by

the

aforementioned

USD 233m

related

to

PPA

effects

and

other
integration items.

UBS Group second quarter 2024 report

|
UBS business divisions and Group Items |

Personal & Corporate Banking

23
Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs
1
As of or for the quarter ended % change from Year-to-date
CHF m, except where indicated 30.6.24 31.3.24 30.6.23
2
1Q24 2Q23 30.6.24 30.6.23
2
Results
Net interest income

1,225

1,332

993

(8)

23

2,557

1,643
Recurring net fee income
3

357

348

251

3

42

705

461
Transaction-based income
3

463

449

371

3

25

911

680
Other income

16

11

12

43

30

27

22
Total revenues

2,061

2,139

1,627

(4)

27

4,201

2,806
Credit loss expense / (release)

92

39

198

136

(53)

132

213
Operating expenses

1,266

1,241

839

2

51

2,507

1,452
Business division operating profit / (loss) before tax

703

859

590

(18)

19

1,562

1,142
Underlying results
Total revenues as reported

2,061

2,139

1,627

(4)

27

4,201

2,806
of which: PPA effects and other integration items
4

223

226

128

(2)

74

449

128
of which: PPA effects recognized in net interest income

201

212

115

(5)

75

413

115
of which: PPA effects and other integration items recognized in transaction-based income

22

14

13

56

64

36

13
Total revenues (underlying)
3

1,838

1,913

1,499

(4)

23

3,751

2,678
Credit loss expense / (release)

92

39

198

136

(53)

132

213
Operating expenses as reported

1,266

1,241

839

2

51

2,507

1,452
of which: integration-related expenses and PPA effects
3,5

165

141

33

17

399

307

33
Operating expenses (underlying)
3

1,101

1,100

806

0

37

2,200

1,419
of which: expenses for litigation, regulatory and similar matters

0

0

0

171

88

0

0
Business division operating profit / (loss) before tax as reported

703

859

590

(18)

19

1,562

1,142
Business division operating profit / (loss) before tax (underlying)
3

645

774

494

(17)

31

1,420

1,046
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

19.2

55.7

48.3

36.8

44.0
Cost / income ratio (%)
3

61.4

58.0

51.6

59.7

51.7
Average attributed equity (CHF bn)
6

19.4

19.1

12.0

1

62

19.3

11.0
Return on attributed equity (%)
3,6

14.5

18.0

19.7

16.2

20.7
Net interest margin (bps)
3

195

211

198

203

191
Loans, gross (CHF bn)

249.5

252.9

256.2

(1)

(3)

249.5

256.2
Customer deposits (CHF bn)

254.7

255.9

246.9

0

3

254.7

246.9
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,7

1.1

1.2

0.7

1.1

0.7
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
3

30.5

40.3

24.4

35.7

32.0
Cost / income ratio (%)
3

59.9

57.5

53.8

58.7

53.0
Return on attributed equity (%)
3,6

13.3

16.2

16.5

14.7

19.0
1 Comparatives may differ due to

adjustments following organizational changes,

restatements due to the retrospective

adoption of new accounting standards

or changes in accounting policies,

and events after the
reporting period.

2 Comparative

figures have

been restated

for changes

in business

division perimeters,

Group Treasury

allocations and

Non-core and

Legacy cost allocations,

as well

as changes

in the

equity
attribution framework. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report and to “Changes to segment reporting in

2024” in the “UBS business divisions and Group
Items” section and the “Equity attribution” section of the UBS Group first quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors, for more information.

3 Refer to “Alternative performance
measures” in the appendix

to this report for

the definition and calculation

method.

4 Includes accretion of

PPA adjustments on

financial instruments and other

PPA effects,

as well as temporary

and incremental
items directly related to the integration.

5 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of newly recognized intangibles resulting from the acquisition of the Credit Suisse Group.

6 Refer to the “Equity

attribution” section of this report

for more information about

the equity attribution framework.

7 Refer to the “Risk

management and control” section

of this
report for more information about (credit-)impaired exposures.
Results : 2Q24 vs 2Q23
Profit before tax increased by CHF 113m,

or 19%, to CHF 703m,

mainly due to the

acquisition of the Credit

Suisse
Group. Underlying profit before

tax was CHF 645m, after excluding CHF 223m of

purchase price allocation (PPA)
effects and other integration items from total revenues, as well as integration-related expenses and PPA effects of
CHF 165m from operating expenses.
Total revenues
Total

revenues increased by CHF 434m, or 27%, to CHF 2,061m, mainly due to the consolidation of Credit Suisse revenues

for

the

full

quarter.

Total

revenues

included the

aforementioned

CHF 223m

of

PPA

effects

and

other
integration items, which represented a CHF 95m increase compared with the CHF 128m recorded for such effects
and

items

in

the

second

quarter

of

2023.

The

remaining

variance

largely

reflected

lower

net

interest

income.
Excluding

the

aforementioned

PPA

effects

and

other

integration

items,

underlying

total

revenues

were
CHF 1,838m.

UBS Group second quarter 2024 report

|
UBS business divisions and Group Items |

Personal & Corporate Banking

24
Net interest income

increased by CHF 232m,

or 23%, to

CHF 1,225m, largely due

to the

consolidation of Credit
Suisse

net

interest

income

for

the

full

quarter.

Net

interest

income

included

CHF 201m

of

accretion

of

PPA
adjustments on

financial instruments

and other

PPA effects,

compared with

CHF 115m in

the second

quarter of
2023. The

remaining variance

was mainly

attributable to

higher liquidity

costs, as

well as

lower deposit

margins
resulting from shifts

to lower-margin deposit products.

Excluding the aforementioned accretion effects,

underlying
net interest income was CHF 1,024m.

Recurring net

fee income

increased by

CHF 106m, or

42%, to

CHF 357m, mainly

due to the

consolidation of

Credit
Suisse recurring

net fee

income for

the full

quarter, with

the remaining

increase including

higher revenues

from
increased custody asset levels.

Transaction-based income

increased by CHF 92m,

or 25%, to

CHF 463m, largely

due to the

consolidation of

Credit
Suisse transaction-based income for the

full quarter. Transaction-based income included CHF 23m

of accretion of
PPA adjustments on financial

instruments and other PPA

effects, compared with CHF 13m

in the second quarter

of
2023;

the

second

quarter of

2024

also

included

negative CHF 1m

of

temporary and

incremental items

directly
related to the integration of

Credit Suisse. Excluding CHF 22m resulting

from the aforementioned accretion

effects
and temporary and incremental items,

underlying transaction-based income was

CHF 441m.
Other income increased by CHF 4m to CHF

16m.

Credit loss expense / release
Net credit loss expenses were

CHF 92m, mainly reflecting net credit

loss expenses of CHF 105m

on credit-impaired
positions with

a

small number

of

corporate counterparties,

partly

offset

by

net credit

loss

releases

of CHF 13m
related to performing positions.

These compared with net credit loss expenses of

CHF 198m in the second quarter
of 2023, largely driven by

the initial recognition of expected

credit loss allowances and provisions

with respect to
Credit-Suisse-related positions.
Operating expenses
Operating expenses increased

by CHF 427m, or

51%, to CHF 1,266m,

largely due to

the consolidation of

Credit
Suisse expenses

for the

full quarter. Operating expenses

included integration-related

expenses of

CHF 142m, which
represented

a CHF 116m

increase

compared with

the CHF 26m

of integration-related

expenses recorded

in the
second quarter

of 2023.

Excluding integration-related

expenses and

PPA effects of

CHF 165m, underlying

operating
expenses were CHF 1,101m.
Results: 6M24 vs 6M23
Profit

before tax

increased by

CHF 420m, or

37%, to

CHF 1,562m, mainly

due to

the acquisition

of the

Credit
Suisse Group. Underlying

profit before tax

was CHF 1,420m, after

excluding CHF 449m of

PPA effects and

other
integration items from

total revenues, as well

as integration-related expenses and

PPA effects of

CHF 307m

from
operating expenses.
Total revenues increased

by CHF 1,395m,

or 50%, to

CHF 4,201m, mainly

due to the

consolidation of Credit

Suisse
revenues

for

the

full

period.

Total

revenues

included

the

aforementioned

CHF 449m

of

PPA

effects

and

other
integration items,

which represented

a CHF 321m increase

compared with the

CHF 128m recorded for

such effects
and items in the first half of 2023. The remaining

variance was mainly due to lower net interest income.

Excluding
the aforementioned PPA effects and other integration

items, underlying total revenues were CHF 3,751m.
Net interest income increased by CHF 914m, or

56%, to CHF 2,557m, largely attributable to the

consolidation of
Credit Suisse net

interest income for

the full

period. Net interest

income included CHF 413m of

accretion of PPA
adjustments on

financial instruments

and other PPA

effects,

compared with CHF

115m in the

first half

of 2023.

The
remaining variance

was mainly

attributable to

higher liquidity

costs. Excluding

the aforementioned

accretion effects,
underlying net interest income was CHF 2,143m.
Recurring net fee income increased by CHF 244m,

or 53%, to CHF 705m, mainly attributable to the consolidation of Credit Suisse recurring net

fee income for the full period,

with the remaining increase

including higher revenues
from increased custody asset levels.

UBS Group second quarter 2024 report

|
UBS business divisions and Group Items |

Personal & Corporate Banking

25
Transaction-based income

increased by CHF 231m,

or 34%, to CHF 911m,

largely attributable to

the consolidation
of

Credit

Suisse

transaction-based

income

for

the

full

period.

Transaction-based

income

included

CHF 43m

of
accretion of PPA adjustments on financial instruments and other

PPA effects, compared with CHF 13m in the

first
half of

2023; the

first half

of 2024

also included

negative CHF 7m

of temporary

and incremental

items directly
related to the integration of Credit Suisse.

Excluding CHF 36m
resulting from the aforementioned accretion

effects
and temporary and incremental items,

underlying transaction-based income was

CHF 876m.

Other income increased by CHF 5m to CHF

27m.
Net credit

loss expenses

were CHF 132m,

mainly reflecting

net credit

loss expenses

of CHF 158m

on credit-impaired
positions

with

a

small

number of

corporate

counterparties,
partly

offset

by

net credit

loss

releases

of

CHF 25m
related to

performing positions.

These

compared with

net credit

loss

expenses of

CHF 213m in

the first

half of
2023,

largely driven

by

the initial

recognition of

expected credit

loss

allowances and

provisions with

respect to
Credit-Suisse-related positions.
Operating expenses increased by CHF 1,055m,

or 73%, to CHF 2,507m, largely due to the

consolidation of Credit
Suisse expenses for the full

period. Operating expenses included

integration-related expenses of

CHF 261m, which
represented a

CHF 235m

increase compared

with the

CHF 26m

of integration-related

expenses recorded

in the first
half of 2023. Excluding integration-related

expenses and PPA effects of CHF 307m,

underlying operating expenses
were CHF 2,200m.
Personal & Corporate Banking – in US dollars
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.24 31.3.24 30.6.23
2
1Q24 2Q23 30.6.24 30.6.23
2
Results
Net interest income

1,350

1,508

1,105

(10)

22

2,859

1,809
Recurring net fee income
3

394

394

279

0

41

788

506
Transaction-based income
3

510

508

413

0

24

1,018

748
Other income

17

13

14

38

29

30

24
Total revenues

2,272

2,423

1,810

(6)

25

4,695

3,087
Credit loss expense / (release)

103

44

221

135

(54)

146

237
Operating expenses

1,396

1,404

933

(1)

50

2,800

1,597
Business division operating profit / (loss) before tax

773

975

655

(21)

18

1,748

1,253
Underlying results
Total revenues as reported

2,272

2,423

1,810

(6)

25

4,695

3,087
of which: PPA effects and other integration items
4

246

256

143

(4)

71

502

143
of which: PPA effects recognized in net interest income

221

240

128

(8)

72

462

128
of which: PPA effects and other integration items recognized in transaction-based income

24

16

15

50

62

40

15
Total revenues (underlying)
3

2,026

2,166

1,667

(6)

22

4,193

2,943
Credit loss expense / (release)

103

44

221

135

(54)

146

237
Operating expenses as reported

1,396

1,404

933

(1)

50

2,800

1,597
of which: integration-related expenses and PPA effects
3,5

182

160

37

14

394

342

37
Operating expenses (underlying)
3

1,213

1,245

896

(3)

35

2,458

1,560
of which: expenses for litigation, regulatory and similar matters

0

0

0

168

86

0

0
Business division operating profit / (loss) before tax as reported

773

975

655

(21)

18

1,748

1,253
Business division operating profit / (loss) before tax (underlying)
3

710

878

549

(19)

29

1,588

1,147
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3

18.0

63.1

58.7

39.5

48.9
Cost / income ratio (%)
3

61.4

58.0

51.6

59.6

51.7
Average attributed equity (USD bn)
6

21.4

21.9

13.3

(2)

61

21.7

12.1
Return on attributed equity (%)
3,6

14.5

17.8

19.7

16.1

20.8
Net interest margin (bps)
3

194

208

199

201

191
Loans, gross (USD bn)

277.6

280.3

286.0

(1)

(3)

277.6

286.0
Customer deposits (USD bn)

283.4

283.6

275.7

0

3

283.4

275.7
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
3,7

1.1

1.2

0.7

1.1

0.7
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
3

29.4

46.9

32.9

38.5

36.3
Cost / income ratio (%)
3

59.9

57.5

53.8

58.6

53.0
Return on attributed equity (%) 3,6

13.3

16.0

16.5

14.7

19.0
1 Comparatives may differ due to

adjustments following organizational changes,

restatements due to the retrospective

adoption of new accounting standards

or changes in accounting policies,

and events after the
reporting period.

2 Comparative

figures have

been restated

for changes

in business

division perimeters,

Group Treasury

allocations and

Non-core and

Legacy cost allocations,

as well

as changes

in the

equity
attribution framework. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report and to “Changes to segment reporting in

2024” in the “UBS business divisions and Group
Items” section and the “Equity attribution” section of the UBS Group first quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors, for more information.

3 Refer to “Alternative performance
measures” in the appendix

to this report for

the definition and calculation

method.

4 Includes accretion of

PPA adjustments on

financial instruments and other

PPA effects,

as well as temporary

and incremental
items directly related to the integration.

5 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of newly recognized intangibles resulting from the acquisition of the Credit Suisse Group.

6 Refer to the “Equity

attribution” section of this report

for more information about

the equity attribution framework.

7 Refer to the “Risk

management and control” section

of this
report for more information about (credit-)impaired exposures.

UBS Group second quarter 2024 report

|
UBS business divisions and Group Items | Asset

Management

26
Asset Management
Asset Management
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.24 31.3.24 30.6.23
2
1Q24 2Q23 30.6.24 30.6.23
2
Results
Net management fees
3

711

745

572

(5)

24

1,456

1,052
Performance fees

28

30

11

(6)

162

59

34
Net gain from disposals

28

28
Total revenues

768

776

583

(1)

32

1,543

1,086
Credit loss expense / (release)

0

0

1

0

1
Operating expenses

638

665

503

(4)

27

1,303

911
Business division operating profit / (loss) before tax

130

111

79

18

65

241

174
Underlying results
Total revenues as reported

768

776

583

(1)

32

1,543

1,086
Total revenues (underlying)
4

768

776

583

(1)

32

1,543

1,086
Credit loss expense / (release)

0

0

1

0

1
Operating expenses as reported

638

665

503

(4)

27

1,303

911
of which: integration-related expenses
4

98

71

14

38

169

14
Operating expenses (underlying)
4

540

594

489

(9)

10

1,134

897
of which: expenses for litigation, regulatory and similar matters

0

0

1

0

1
Business division operating profit / (loss) before tax as reported

130

111

79

18

65

241

174
Business division operating profit / (loss) before tax (underlying) 4

228

182

93

26

145

410

188
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
4

64.8

16.6

(91.8)

38.5

(84.7)
Cost / income ratio (%)
4

83.0

85.8

86.3

84.4

83.9
Average attributed equity (USD bn)
5

2.7

2.6

2.0

1

35

2.7

1.9
Return on attributed equity (%)
4,5

19.5

16.7

16.0

18.1

18.4
Gross margin on invested assets (bps)
4

18

19

17

18

17
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
4

145.3

91.5

(16.4)

118.1

(34.2)
Cost / income ratio (%)
4

70.3

76.6

83.9

73.5

82.6
Return on attributed equity (%)
4,5

34.2

27.5

18.8

30.8

19.9
Information by business line / asset

class
Net new money (USD bn)
4
Equities

(8.2)

3.3

12.1

(4.9)

8.0
Fixed Income

(5.1)

13.8

(0.3)

8.7

18.9
of which: money market

(0.9)

10.4

(2.8)

9.5

15.2
Multi-asset & Solutions

(2.1)

1.7

0.5

(0.4)

1.8
Hedge Fund Businesses

0.0

(0.2)

0.0

(0.2)

(0.9)
Real Estate & Private Markets

0.0

0.3

2.8

0.3

1.7
Total net new money excluding associates

(15.5)

18.9

15.1

3.4

29.5
of which: net new money excluding money market

(14.6)

8.6

18.0

(6.0)

14.3
Associates
6

3.7

2.1

0.1

5.8

(0.2)
Total net new money

(11.8)

21.0

15.2

9.2

29.4
Invested assets (USD bn)
4
Equities

691

683

620

1

12

691

620
Fixed Income

450

450

448

0

0

450

448
of which: money market

146

145

139

0

4

146

139
Multi-asset & Solutions

277

278

256

0

8

277

256
Hedge Fund Businesses

59

58

59

1

0

59

59
Real Estate & Private Markets

147

148

157

(1)

(6)

147

157
Total invested assets excluding associates

1,624

1,617

1,539

0

6

1,624

1,539
of which: passive strategies

756

750

672

1

12

756

672
Associates
6

77

74

70

4

11

77

70
Total invested assets
7

1,701

1,691

1,609

1

6

1,701

1,609

UBS Group second quarter 2024 report

|
UBS business divisions and Group Items | Asset

Management

27
Asset Management (continued)
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.24 31.3.24 30.6.23
2
1Q24 2Q23 30.6.24 30.6.23
2
Information by region
Invested assets (USD bn)
4
Americas

426

424

382

1

11

426

382
Asia Pacific
8

213

214

230

(1)

(7)

213

230
EMEA (excluding Switzerland)

380

374

343

2

11

380

343
Switzerland

682

679

654

0

4

682

654
Total invested assets
7

1,701

1,691

1,609

1

6

1,701

1,609
Information by channel
Invested assets (USD bn)
4
Third-party institutional

959

960

928

0

3

959

928
Third-party wholesale

181

176

174

3

4

181

174
UBS’s wealth management businesses

484

482

437

0

11

484

437
Associates 6

77

74

70

4

11

77

70
Total invested assets
7

1,701

1,691

1,609

1

6

1,701

1,609
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption of

new accounting standards or changes in

accounting policies, and events

after the
reporting period.

2 Comparative

figures have

been restated

for changes in

business division

perimeters, Group

Treasury allocations

and Non-core

and Legacy

cost allocations,

as well as

changes in

the equity
attribution framework. Refer to “Note 3 Segment reporting” in the

“Consolidated financial statements” section of this report and to “Changes to segment reporting in 2024” in the “UBS business

divisions and Group
Items” section and the “Equity

attribution” section of the

UBS Group first quarter 2024

report, available under “Quarterly

reporting” at ubs.com/investors,

for more information.

3 Net management fees include
transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign-exchange hedging as part of the fund services offering),

distribution fees, incremental fund-
related expenses, gains or losses from seed money and co-investments, funding costs, the negative pass-through impact of third-party performance fees, and other items that are not Asset Management’s performance fees.

4 Refer to “Alternative performance

measures” in the appendix to this report for

the definition and calculation method.

5 Refer to the “Equity attribution” section of

this report for more information about
the equity attribution framework.

6 The invested assets and net new money amounts reported for associates are prepared in accordance with their local regulatory requirements and practices.

7 Invested assets as
of 30 June 2023 have not been restated for the cross-investments of Asset Management (Credit Suisse) and legacy UBS Asset Management.

8 Includes invested assets from associates.

Results: 2Q24 vs 2Q23

Profit before tax increased by USD 51m, or 65%, to USD 130m, mainly due to the acquisition of the Credit Suisse
Group and

also due

to a

USD 28m net

gain from

the initial

portion of

the sale

of our

Brazilian real

estate fund
management business.

Underlying profit before

tax was

USD 228m, after excluding

integration-related expenses
of USD 98m.

We expect to

record in

the third

quarter of 2024

an additional

USD 60m in

pre-tax profit on

gains
from disposals, mainly from closing the residual

portions of this transaction.
Total revenues
Total revenues increased by USD 185m, or 32%,

to USD 768m, mainly

reflecting the consolidation

of Credit Suisse
revenues for the full quarter.

Total

revenues

in the second quarter of

2024 included the aforementioned USD

28m
net gain from the sale of our Brazilian real estate fund management business.

Net management

fees increased

by USD 139m,

or 24%,

to USD 711m,

mainly reflecting

the consolidation

of Credit
Suisse net

management fees for

the full

quarter. The

increase was

also due

to positive

market performance and
higher transaction fees in the Real Estate business,

partly offset by continued margin compression.

Performance fees

increased by

USD 17m, or 162%,

to USD 28m,

mostly due to

increases in Hedge

Fund Businesses
and the consolidation

of Credit

Suisse performance

fees for

the full quarter,

partly offset

by lower performance

fees
in Fixed Income.
Operating expenses
Operating expenses increased by USD 135m, or 27%, to USD 638m, mainly reflecting the consolidation of Credit
Suisse expenses for the full quarter. Operating expenses included integration-related expenses of USD 98m, which
represented

an USD 84m

increase compared

with the

USD 14m of

integration-related expenses

recorded in

the
second quarter

of 2023.

Excluding

the aforementioned

integration-related expenses,

underlying

operating expenses
were USD 540m.
Invested assets: 2Q24 vs 1Q24

Invested

assets

increased

by

USD 10bn

to

USD 1,701bn,

mainly

reflecting

positive

market

performance

of
USD 24bn, partly

offset by negative

net new money

of USD 12bn and

adverse foreign currency

effects of

USD 1bn.
Excluding money market flows and associates,

net new money was negative USD 15bn.

UBS Group second quarter 2024 report

|
UBS business divisions and Group Items | Asset

Management

28
Results: 6M24 vs 6M23
Profit before tax increased by USD 67m, or 39%, to USD 241m, mainly due to the acquisition of the Credit Suisse
Group and

also due

to a

USD 28m net

gain from

the initial

portion of

the sale

of our

Brazilian real

estate fund
management business.

Underlying profit before

tax was

USD 410m, after excluding

integration-related expenses
of USD 169m.

Total revenues

increased by

USD 457m, or

42%, to

USD 1,543m, primarily reflecting

the consolidation of

Credit
Suisse revenues for the full period. Total

revenues in the first half of 2024

included the aforementioned USD 28m
net gain from the sale of our Brazilian real estate

fund management business.
Net management fees increased by USD 404m, or 38%, to USD 1,456m, largely attributable to the consolidation
of Credit

Suisse net management

fees for the

full period,

positive market

performance and

foreign currency

effects,
partly offset by

continued margin compression.

In addition, the first

half of 2023

included negative pass-through
fees, with the corresponding offset in performance

fees.

Performance fees

increased by

USD 25m, or

71%, to

USD 59m, mostly

due to

an increase

in Hedge

Fund Businesses
and also due to the consolidation

of Credit Suisse performance

fees for the full period.

These increases were partly
offset by lower performance fees related

to the aforementioned pass-through fees

in the first half of 2023.
Operating expenses

increased by

USD 392m, or

43%, to

USD 1,303m, mainly

reflecting the

consolidation of

Credit
Suisse expenses for the

full period. Operating expenses

included integration-related expenses

of USD 169m, which
represented a

USD 155m increase

compared with

the USD 14m

of integration-related

expenses recorded

in the

first
half

of

2023.

Excluding

the

aforementioned

integration-related

expenses,

underlying

operating

expenses

were
USD 1,134m.

UBS Group second quarter 2024 report

|
UBS business divisions and Group Items | Investment

Bank

29
Investment Bank
Investment Bank
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.24 31.3.24 30.6.23
2
1Q24 2Q23 30.6.24 30.6.23
2
Results
Advisory

239

189

194

26

23

428

365
Capital Markets

736

683

291

8

152

1,419

505
Global Banking

974

872

485

12

101

1,847

870
Execution Services
3

405

402

328

1

23

807

685
Derivatives & Solutions
3

897

934

689

(4)

30

1,831

1,773
Financing

526

542

533

(3)

(1)

1,069

1,073
Global Markets

1,829

1,878

1,551

(3)

18

3,707

3,531
of which: Equities

1,355

1,353

1,155

0

17

2,708

2,468
of which: Foreign Exchange, Rates and Credit

474

525

396

(10)

20

999

1,062
Total revenues

2,803

2,751

2,036

2

38

5,554

4,401
Credit loss expense / (release)

(6)

32

132

26

139
Operating expenses

2,332

2,164

2,025

8

15

4,496

3,891
Business division operating profit / (loss) before tax

477

555

(121)

(14)

1,032

372
Underlying results
Total revenues as reported

2,803

2,751

2,036

2

38

5,554

4,401
of which: PPA effects
4

310

293

55

6

462

603

55
of which: PPA effects recognized in Global Banking revenue line

306

288

55

6

456

595

55
Total revenues (underlying)
5

2,493

2,458

1,981

1

26

4,951

4,346
Credit loss expense / (release)

(6)

32

132

26

139
Operating expenses as reported

2,332

2,164

2,025

8

15

4,496

3,891
of which: integration-related expenses
5

245

143

161

72

52

387

161
Operating expenses (underlying)
5

2,087

2,022

1,864

3

12

4,109

3,730
of which: expenses for litigation, regulatory and similar matters

(1)

(1)

20

(14)

(2)

65
Business division operating profit / (loss) before tax as reported

477

555

(121)

(14)

1,032

372
Business division operating profit / (loss) before tax (underlying)
5

412

404

(14)

2

816

478
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
5
n.m.

12.7
n.m.

177.7

(72.2)
Cost / income ratio (%)
5

83.2

78.7

99.5

81.0

88.4
Average attributed equity (USD bn)
6

17.0

17.0

15.1

0

12

17.0

14.9
Return on attributed equity (%)
5,6

11.3

13.1

(3.2)

12.2

5.0
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
5
n.m.

(17.8)
n.m.

70.9

(66.6)
Cost / income ratio (%)
5

83.7

82.3

94.1

83.0

85.8
Return on attributed equity (%)
5,6

9.7

9.5

(0.4)

9.6

6.4
1 Comparatives may differ due to

adjustments following organizational changes,

restatements due to the retrospective

adoption of new accounting standards

or changes in accounting policies,

and events after the
reporting period.

2 Comparative

figures have

been restated

for changes

in business

division perimeters,

Group Treasury

allocations and

Non-core and

Legacy cost allocations,

as well

as changes

in the

equity
attribution framework. Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of this report and to “Changes to segment reporting in

2024” in the “UBS business divisions and Group
Items” section and the “Equity attribution”

section of the UBS Group first

quarter 2024 report, available

under “Quarterly reporting” at ubs.com/investors,

for more information.

3 Comparative figures have been
restated as a result of

the shift of the

foreign exchange products that

are traded over electronic

platforms from Execution Services

to Derivatives & Solutions.

The restatement had

no effect on total

Global Markets
revenues.

4 Includes accretion of PPA

adjustments on financial instruments and other

PPA effects.

5 Refer to “Alternative

performance measures” in the appendix to this

report for the definition and calculation
method.

6 Refer to the “Equity attribution” section of this report for more information about the equity attribution framework.

UBS Group second quarter 2024 report

|
UBS business divisions and Group Items | Investment

Bank

30
Results: 2Q24 vs 2Q23
Profit before tax was USD 477m,

mainly due to higher total

revenues, partly offset by higher operating

expenses,
compared

with

a

loss

before

tax

of

USD 121m.

Underlying

profit

before

tax

was

USD 412m,

after

excluding
USD 310m of purchase price allocation (PPA) effects

and USD 245m of integration-related expenses.
Total revenues
Total revenues increased by

USD 767m, or

38%, to

USD 2,803m, due

to higher

Global Banking

and Global

Markets
revenues.

The

consolidation of

Credit

Suisse

revenues

included

USD 310m of

PPA

effects,

which

represented

a
USD 255m increase

compared with

the USD 55m

recorded for

such effects

in the

second quarter

of 2023.

Excluding
these effects, underlying total revenues were USD 2,493m.
Global Banking
Global Banking revenues increased by USD 489m, or 101%, to USD 974m, including an increase of USD 251m of accretion of

PPA

adjustments on financial

instruments and other

PPA

effects. Excluding these

effects, underlying
Global Banking revenues increased by USD 238m, or 55%.

The overall global fee pool
1,2
increased 21%.
Advisory revenues

increased by

USD 45m, or

23%, to

USD 239m, mainly

due to

higher merger

and acquisition
transaction revenues, which increased by USD

31m, or 19%. The relevant global fee pool
1,2
increased 9%.
Capital Markets revenues increased by

USD 445m, or 152%, to USD 736m, including

an increase of USD 251m of
accretion of

PPA adjustments on

financial instruments

and other

PPA effects.

Excluding these

effects, underlying
Capital Markets revenues

increased by USD 193m,

or 82%, with

increases across all

products. Leveraged Capital
Markets revenues

increased by

USD 112m, or

336%, Debt

Capital Markets

revenues increased

by USD 23m,

or
31%,

and

Equity

Capital

Markets

revenues

increased

by

USD 21m,

or

30%.

The

relevant

global

fee

pools
1,2
increased 47%, 20% and 22%, respectively.
Global Markets
Global Markets revenues increased by USD 278m, or

18%, to USD 1,829m, primarily driven by higher Derivatives
& Solutions and Execution Services revenues.
Execution Services

revenues increased

by USD 77m,

or 23%,

to USD 405m,

mainly due

to increases

in Cash

Equities
across all regions.
Derivatives &

Solutions revenues

increased by

USD 208m, or

30%, to

USD 897m, with

increases across

all products.
Financing revenues decreased by USD 7m, or

1%, to USD 526m.
Equities
Global Markets Equities revenues increased by USD 200m, or 17%,

to USD 1,355m, mostly driven by increases in
Equity Derivatives and Cash Equities.
Foreign Exchange, Rates and Credit
Global

Markets

Foreign

Exchange,

Rates

and

Credit

revenues

increased

by

USD 78m,

or

20%,

to

USD 474m,
primarily driven by increases in Foreign Exchange and Credit.
Credit loss expense / release
Net credit loss releases were USD 6m, compared with net credit loss expenses of USD 132m in the second quarter of 2023. Prior-year quarter net credit loss expenses were largely driven by the initial recognition of expected credit
loss allowances and provisions with respect to Credit-Suisse-related positions.
Operating expenses
Operating

expenses

increased

by

USD 307m,

or

15%,

to

USD 2,332m,

largely

due

to

an

increase

in

variable
compensation relating

to higher

revenues. Operating

expenses included

integration-related expenses

of USD 245m,
which represented an

USD 84m increase compared with

the USD 161m of integration-related expenses

recorded
in

the

second

quarter

of

2023.

Excluding

integration-related

expenses,

underlying

operating

expenses

were
USD 2,087m.

Results: 6M24 vs 6M23
Profit before

tax increased

by USD 660m,

or 178%,

to USD 1,032m,

mainly due

to higher

total revenues,

partly
offset by

higher operating

expenses. Underlying

profit before

tax was

USD 816m, after

excluding USD 603m

of PPA
effects and USD 387m of integration-related

expenses.

UBS Group second quarter 2024 report

|
UBS business divisions and Group Items | Investment

Bank

31
Total revenues
Total revenues increased by

USD 1,153m, or

26%, to

USD 5,554m, mainly

due to

higher Global

Banking and

Global
Markets

revenues.

The

consolidation

of

Credit

Suisse

revenues

included

USD 603m

of

PPA

effects,

which
represented a USD 548m increase compared with the USD 55m recorded for such effects in the first half of 2023.
Excluding these effects, underlying total revenues were USD 4,951m.
Global Banking
Global Banking revenues increased by

USD 977m, or 112%, to USD 1,847m, including

an increase of USD 540m
of accretion of PPA adjustments

on financial instruments

and other PPA effects. Excluding

these effects, underlying
Global Banking revenues were USD 1,252m. The overall global

fee pool
1,2
increased 25%.
Advisory revenues

increased by

USD 63m, or

17%, to

USD 428m, mainly

due to

higher merger

and acquisition
transaction revenues, which increased by USD

47m, or 15%. The relevant global fee pool
1,2

increased 5%.
Capital Markets revenues increased by USD 914m, or 181%, to USD 1,419m, including an increase of USD 540m of accretion of PPA adjustments

on financial instruments and

other PPA effects.

Excluding these effects, underlying
Capital Markets revenues

increased by USD 374m,

or 83%, with

increases across all

products. Leveraged Capital
Markets revenues

increased by

USD 211m, or

286%, Debt

Capital Markets

revenues increased

by USD 62m,

or
44%,

and

Equity

Capital

Markets

revenues

increased

by

USD 53m,

or

42%.

The

relevant

global

fee

pools
1,2
increased 61%, 26% and 38%, respectively.
Global Markets
Global Markets

revenues

increased by

USD 176m, or

5%, to

USD 3,707m, primarily

driven by

higher Execution
Services and Derivatives & Solutions revenues.
Execution Services

revenues increased

by USD 122m,

or 18%,

to USD 807m,

mainly driven

by increases

in Cash
Equities across all regions.
Derivatives &

Solutions revenues

increased by

USD 58m,

or 3%,

to USD 1,831m,

with increases

in Equity

Derivatives,
Credit and Foreign Exchange, partly offset by

lower Rates revenues.
Financing revenues were stable year on year.
Equities
Global Markets Equities revenues increased by USD 240m, or 10%,

to USD 2,708m,

mainly driven by increases in
Equity Derivatives and Cash Equities.
Foreign Exchange, Rates and Credit
Global Markets

Foreign Exchange, Rates

and Credit revenues

decreased by USD 63m,

or 6%, to

USD 999m, mainly
driven by lower Rates revenues, partly offset by increases in Credit and Foreign

Exchange.
Credit loss expense / release
Net credit loss

expenses were USD 26m, compared

with net credit

loss expenses of USD 139m

in the first half

of
2023. Prior-year period net credit loss expenses

were largely driven by the

initial recognition of expected

credit loss
allowances and provisions with respect to Credit-Suisse-related positions.
Operating expenses
Operating expenses increased by

USD 605m, or 16%, to

USD 4,496m, largely due to

the consolidation of Credit
Suisse expenses for the

full period. Operating

expenses included integration-related

expenses of USD 387m,

which
represented a USD 226m

increase compared with

the USD 161m of integration-related

expenses recorded in

the
first half of 2023. Excluding integration-related expenses,

underlying operating expenses were USD 4,109m.
1

UBS fee-pool-comparable revenues consist of revenues

from: merger-and-acquisition-related transactions; Equity Capital

Markets, excluding derivatives;

Leveraged Capital Markets,

excluding the impact of mark-to-
market movements on loan portfolios; and Debt Capital Markets,

excluding revenues related to debt underwriting of UBS instruments.
2

Source: Dealogic, as of 28 June 2024.

UBS Group second quarter 2024 report

|
UBS business divisions and Group Items | Non-core

and Legacy

32
Non-core and Legacy
Non-core and Legacy
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.24 31.3.24 30.6.23
2
1Q24 2Q23 30.6.24 30.6.23
2
Results
Total revenues

401

1,001

162

(60)

147

1,402

185
Credit loss expense / (release)

(1)

36

119

35

119
Operating expenses

807

1,011

536

(20)

50

1,818

1,235
Operating profit / (loss) before tax

(405)

(46)

(493)

789

(18)

(451)

(1,169)
Underlying results
Total revenues as reported

401

1,001

162

(60)

147

1,402

185
Total revenues (underlying)
3

401

1,001

162

(60)

147

1,402

185
Credit loss expense / (release)

(1)

36

119

35

119
Operating expenses as reported

807

1,011

536

(20)

50

1,818

1,235
of which: integration-related expenses
3

325

242

105

34

210

568

105
Operating expenses (underlying)
3

481

769

432

(37)

12

1,250

1,130
of which: expenses for litigation, regulatory and similar matters

(172)

(16)

7

(188)

672
Operating profit / (loss) before tax as reported

(405)

(46)

(493)

789

(18)

(451)

(1,169)
Operating profit / (loss) before tax (underlying)
3

(80)

197

(388)

(79)

117

(1,064)
Performance measures and other information
Average attributed equity
4

10.1

10.6

2.9

(4)

248

10.4

2.0
Risk-weighted assets (USD bn)

49.6

57.9

86.2

(14)

(42)

49.6

86.2
Leverage ratio denominator (USD bn)

80.0

119.9

223.8

(33)

(64)

80.0

223.8
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption

of new accounting standards or changes

in accounting policies, and events

after the
reporting period.

2 Comparative

figures have

been restated

for changes in

business division

perimeters, Group

Treasury allocations

and Non-core

and Legacy

cost allocations,

as well as

changes in

the equity
attribution framework. Refer to “Note 3 Segment reporting” in the

“Consolidated financial statements” section of this report and to “Changes to segment reporting in 2024” in the “UBS business

divisions and Group
Items” section and the “Equity attribution” section of the UBS Group first quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors, for more information.

3 Refer to “Alternative performance
measures” in the appendix to this report for the definition and calculation method.

4 Refer to the “Equity attribution” section of this report for more information about the equity attribution framework.

Composition of Non-core and Legacy
1
USD bn RWA Total assets LRD
30.6.24 31.3.24 30.6.24 31.3.24 30.6.24 31.3.24
Exposure category
Equities

1.5

2.3

6.4

15.1

7.6

10.3
Macro

5.2

6.5

33.8

47.0

16.8

20.0
Loans

5.8

8.9

7.5

10.1

6.2

12.8
Securitized products

7.7

10.2

13.2

17.9

12.8

20.2
Credit

0.7

1.1

0.2

3.3

1.3

3.5
High-quality liquid assets

32.6

50.3

32.6

50.3
Operational risk

27.1

27.1
Other

1.6

1.8

2.9

2.1

2.7

2.9
Total

49.6

57.9

96.6

145.9

80.0

119.9
1 During the second quarter of 2024, we have revised allocations and methodologies across the combined Group.

UBS Group second quarter 2024 report

|
UBS business divisions and Group Items | Non-core

and Legacy

33
Results: 2Q24 vs 2Q23
Loss before

tax was

USD 405m, compared

with a

loss before

tax of

USD 493m in

the second

quarter of

2023.
Underlying loss before tax was USD 80m, after excluding

integration-related expenses of USD 325m.
Total revenues
Total

revenues

were

USD 401m,

which

was

USD 239m

higher

than

the

total

revenues

recorded

in

the

second
quarter

of

2023,

mainly due

to

the

consolidation of

Credit

Suisse

revenues

for the

full

quarter.

Total

revenues
reflected net

gains from

position exits,

along with

net interest

income from

securitized products

and credit

products.
Credit loss expense / release
Net credit loss releases were USD 1m, compared with net credit loss expenses of USD 119m in the second quarter of 2023. Prior-year quarter net credit loss expenses were largely driven by the initial recognition of expected credit
loss allowances and provisions with respect to Credit-Suisse-related positions.
Operating expenses
Operating expenses

were USD 807m,

which was

USD 271m higher

than the

amount recorded

in the

second quarter
of 2023,

mainly due

to the

consolidation of

Credit Suisse

expenses for

the full

quarter. Operating expenses

included
integration-related expenses of USD 325m, which

was USD 220m higher than the

amount recorded in the second
quarter of 2023, reflecting both a full quarter of expenses and progress made with the execution of the Non-core and Legacy strategy.

In addition, operating

expenses in the

second quarter of

2024 included releases

of USD 150m
of

IFRS 3

acquisition-related contingent

liabilities

following

the

resolution

of

the

relevant

matter.

Excluding

the
aforementioned integration-related expenses, underlying operating expenses in the second quarter of 2024 were
USD 481m.
Risk-weighted assets and leverage ratio denominator:

2Q24 vs 1Q24
Risk-weighted assets decreased

by USD 8.3bn

to USD 49.6bn,

and the

leverage ratio

denominator decreased

by
USD 39.9bn to USD 80.0bn.

These changes were primarily

driven by active

unwinds of Non-core and

Legacy assets
in the loan, securitized products and macro portfolios. High-quality liquid assets decreased by USD 17.7bn.
Results: 6M24 vs 6M23
Loss before tax was

USD 451m, compared with

loss before tax of USD

1,169m in the first

half of 2023. Underlying
profit before tax was USD 117m, after excluding

integration-related expenses of USD 568m.
Total revenues
Total

revenues were USD 1,402m,

which was USD 1,217m

higher than the total

revenues recorded in the first half
of 2023, mainly due to the consolidation of Credit Suisse revenues for the full period. Total revenues reflected net gains

from

position

exits,

along

with

net

interest

income

from

securitized

products

and

credit

products.

Total
revenues also included a net

gain of USD 272m, after

the accounting for the

PPA adjustments at the closing of

the
acquisition of the Credit

Suisse Group, from

the sale of

assets from the

former Credit Suisse

securitized products
group to Apollo Management Holdings and certain

other entities (collectively, Apollo).
›
Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group”

in the “Consolidated financial
statements” section of this report for information about the conclusion of an investment management agreement with Apollo and the transfer of senior secured asset-based financing
Credit loss expense / release
Net credit loss

expenses were USD 35m, compared

with net credit

loss expenses of USD 119m

in the first half

of
2023. Prior-year period net credit loss expenses

were largely driven by the

initial recognition of expected

credit loss
allowances and provisions with respect to Credit-Suisse-related positions.
Operating expenses
Operating expenses were USD 1,818m, which

was USD 583m higher than the

amount recorded in the first half of
2023, mainly due

to the consolidation of

Credit Suisse expenses

for the full

period. Operating expenses included
integration-related expenses

of USD 568m,

which was

USD 463m higher

than the amount

recorded in the

first half
of 2023,

reflecting both

a full

period of

expenses and

progress made

with the

execution of

the Non-core

and Legacy
strategy.

In

addition,

operating

expenses

in

the

first

half

of

2024

included

releases

of

USD 150m

of

IFRS 3
acquisition-related

contingent

liabilities

following

the

resolution

of

the

relevant

matter.

The

first

half

of

2023
included

a

USD 665m

increase

in

provisions

related

to

the

US

residential

mortgage-backed

securities

litigation
matter, which was settled

in the third

quarter of

2023. Excluding

the aforementioned integration-related

expenses,
underlying operating expenses in the first half

of 2024 were USD 1,250m.

UBS Group second quarter 2024 report

|
UBS business divisions and Group Items | Group

Items

34
Group Items
Group Items
1
As of or for the quarter ended % change from Year-to-date
USD m 30.6.24 31.3.24 30.6.23
2
1Q24 2Q23 30.6.24 30.6.23
2
Results
Total revenues

(392)

(355)

(313)

11

25

(747)

(524)
Credit loss expense / (release)

0

(2)

2

(2)

2
Operating expenses

(15)

(33)

403

(55)

(48)

416
Operating profit / (loss) before tax

(377)

(320)

(717)

18

(47)

(698)

(942)
Underlying results
Total revenues as reported

(392)

(355)

(313)

11

25

(747)

(524)
of which: PPA effects and other integration items
3

(8)

(4)

(6)

111

29

(12)

(6)
Total revenues (underlying)
4

(384)

(351)

(306)

9

25

(735)

(517)
Credit loss expense / (release)

0

(2)

2

(2)

2
Operating expenses as reported

(15)

(33)

403

(55)

(48)

416
of which: integration-related expenses
4

(2)

1

348

(1)

348
of which: acquisition-related costs

106

176
Operating expenses (underlying)
4

(13)

(34)

(51)

(61)

(75)

(47)

(108)
of which: expenses for litigation, regulatory and similar matters

3

0

0

3

1
Operating profit / (loss) before tax as reported

(377)

(320)

(717)

18

(47)

(698)

(942)
Operating profit / (loss) before tax (underlying)
4

(371)

(315)

(257)

18

44

(687)

(412)
1 Comparatives may differ due to adjustments

following organizational changes, restatements

due to the retrospective adoption of

new accounting standards or changes in

accounting policies, and events

after the
reporting period.

2 Comparative

figures have

been restated

for changes in

business division

perimeters, Group

Treasury allocations

and Non-core

and Legacy

cost allocations,

as well as

changes in

the equity
attribution framework. Refer to “Note 3 Segment reporting” in the

“Consolidated financial statements” section of this report and to “Changes to segment reporting in 2024” in the “UBS business

divisions and Group
Items” section

and the

“Equity attribution”

section of

the UBS

Group first

quarter 2024

report, available

under “Quarterly

reporting” at

ubs.com/investors,

for more

information.

3 Includes accretion

of PPA
adjustments on financial instruments

and other PPA

effects, as well as

temporary and incremental items

directly related to the

integration.

4 Refer to “Alternative

performance measures” in the

appendix to this
report for the definition and calculation method.
Results: 2Q24 vs 2Q23
Loss before tax

was USD 377m,

mainly driven

by mark-to-market

losses in

Group hedging

and own

debt, compared
with a loss before tax

of USD 717m. Underlying loss before tax was USD 371m, after excluding negative USD 6m
of

purchase

price

allocation

(PPA)

effects

and

other

integration

items,

as

well

as

integration-related

expenses,
compared

with

an

underlying

loss

before

tax

of

USD 257m,

after

excluding

integration-related

expenses

of
USD 348m, acquisition-related costs of USD 106m and

PPA effects of USD 6m.
Income

from

Group

hedging

and

own

debt,

including

hedge

accounting

ineffectiveness,

was

net

negative
USD 194m, compared with net

negative income of USD 55m. The

results across the two

quarters were driven by
mark-to-market effects

on portfolio-level

economic hedges

due to

higher interest

rates and

cross-currency-basis
widening.
Results: 6M24 vs 6M23
Loss before

tax was

USD 698m, mainly

driven by

mark-to-market losses

in Group

hedging and

own debt,

compared
with a loss before tax of

USD 942m. Underlying loss before tax

was USD 687m, after excluding negative

USD 11m
of PPA effects

and other integration

items, as well

as integration-related expenses, compared

with an underlying
loss before tax of USD 412m, after

excluding integration-related expenses of USD 348m, acquisition-related costs of USD 176m and PPA effects of USD 6m.
Income

from

Group

hedging

and

own

debt,

including

hedge

accounting

ineffectiveness,

was

net

negative
USD 385m, compared with net negative income of

USD 123m. The results across the two

periods were driven by
mark-to-market effects

on portfolio-level

economic hedges

due to

higher interest

rates and

cross-currency-basis
widening.

UBS Group second quarter 2024 report

|
Risk, capital, liquidity and funding, and balance

sheet

35
Risk, capital, liquidity and
funding, and balance sheet
Management report
Table of contents
36
Risk management and control
36
Credit risk
38
Market risk
39
Country risk
40
Non-financial risk
42
Capital management
44
Total loss-absorbing capacity
47
Risk-weighted assets
49
Leverage ratio denominator
50
Equity attribution
51
Liquidity and funding management
51
Strategy, objectives and governance
51
Liquidity coverage ratio
51
Net stable funding ratio
52
Balance sheet and off-balance sheet
52
Balance sheet assets
52
Balance sheet liabilities
53
Equity
54
Off-balance sheet
55
Share information and earnings per share

UBS Group second quarter 2024 report

|
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

36
Risk management and control
This

section

provides

information

about

key

developments

during

the

reporting

period

and

should

be

read

in
conjunction with

the “Risk

management and

control” section

of the

UBS Group

Annual Report

2023, available
under “Annual

reporting” at
ubs.com/investors
, and

the “Recent

developments” section of

this report

for more
information about the integration of Credit

Suisse.
Credit risk

Overall banking products exposure
Overall banking products exposure decreased by USD 38bn to USD 1,053bn as of 30 June 2024, mainly driven by a decrease

in balances

at central

banks, due

to the

repayment of

the remaining

funding drawn

under the

Swiss
National Bank Emergency Liquidity Assistance

facility.
Total net

credit loss

expenses in

the second

quarter of

2024 were

USD 95m, reflecting

net releases

of USD 22m
related to performing positions and net expenses

of USD 116m on credit-impaired positions.

›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
›
Refer to the “Group performance” section and “Note 9 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about credit loss expense / release
Loan underwriting
In the Investment Bank, mandated loan underwriting

commitments on a notional basis increased by USD 0.8bn

to
USD 2.8bn as

of 30 June

2024, driven

by new

mandates, partly

offset by

deal syndications

and cancellations. In
Non-core and

Legacy,

the underwriting portfolio

was unchanged at

USD 0.5bn.

As of

30 June 2024,

USD 0.2bn
and USD 0.5bn of commitments in the Investment Bank and

in Non-core and Legacy,

respectively,

have not been
distributed as originally planned.

Loan underwriting exposures are classified as

held for trading, with fair

values reflecting the market conditions at
the end of the quarter. Credit hedges are

in place to help protect against fair value movements

in the portfolio.

UBS Group second quarter 2024 report

|
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

37
Banking and traded products exposure in the business divisions and Group Items
30.6.24
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group

Items Total
Banking products
1,2
Gross exposure

469,136

435,333

1,436

100,115

31,866

15,598

1,053,484
of which: loans and advances to customers (on-balance sheet)

300,567

277,634

11

17,438

5,069

130

600,849
of which: guarantees and loan commitments (off-balance sheet)

19,663

48,443

10

34,702

3,020

16,789

122,626
Traded products
2,3
Gross exposure

13,459

3,937

0

42,155

59,551
of which: over-the-counter derivatives

9,718

3,415

0

10,897

24,029
of which: securities financing transactions

343

0

0

21,079

21,422
of which: exchange-traded derivatives

3,398

522

0

10,180

14,099
Other credit lines, gross
5

69,061

77,486

0

2,294

3

87

148,931
Total credit-impaired exposure, gross

1,373

3,325

0

491

1,086

0

6,275
of which: stage 3

1,221

2,953

0

441

169

0

4,784
of which: PCI

152

371

0

50

918

0

1,492
Total allowances and provisions for expected credit losses
6

320

1,273

0

329

328

7

2,258
of which: stage 1

136

327

0

121

6

7

597
of which: stage 2

68

235

0

96

5

0

404
of which: stage 3

110

718

0

112

114

0

1,053
of which: PCI

7

(6)

0

1

203

0

204
31.3.24
7
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core

and Legacy
Group
Items Total
Banking products
1,2
Gross exposure

471,001

448,792

1,694

106,280

47,675

15,889

1,091,331
of which: loans and advances to customers (on-balance sheet)

301,544

280,328

17

17,988

6,448

483

606,808
of which: guarantees and loan commitments (off-balance sheet)

20,727

53,044

60

34,778

3,427

17,001

129,036
Traded products
2,3,4
Gross exposure

13,933

4,969

0

44,191

63,093
of which: over-the-counter derivatives

9,817

4,511

0

12,556

26,885
of which: securities financing transactions

342

0

0

21,418

21,760
of which: exchange-traded derivatives

3,774

458

0

10,216

14,448
Other credit lines, gross
5

80,663

67,597

0

2,568

3

86

150,918
Total credit-impaired exposure, gross

1,095

3,425

0

642

1,708

0

6,871
of which: stage 3

919

3,051

0

591

753

0

5,315
of which: PCI

176

375

0

51

955

0

1,557
Total allowances and provisions for expected credit losses
6

326

1,211

0

375

324

7

2,243
of which: stage 1

146

334

0

124

10

6

620
of which: stage 2

70

239

0

93

4

0

406
of which: stage 3

97

627

0

158

154

0

1,035
of which: PCI

13

12

0

1

156

0

182
1 IFRS 9 gross exposure

for banking products includes

the following financial instruments

in scope of expected

credit loss requirements: balances

at central banks,

amounts due from banks,

loans and advances to
customers, other financial assets at amortized cost, guarantees and irrevocable loan commitments.

2 Internal management view of credit risk, which differs in certain respects from IFRS Accounting Standards.

3 As
counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank, Non-core and Legacy, and Group Items is provided.

4 Credit Suisse traded products
are presented

before reflection

of the

impact of

the purchase

price allocation

performed under

IFRS 3,

Business Combinations,

following the

acquisition of

the Credit

Suisse Group

by UBS.

The acquisition

date
adjustment is less than USD 1bn and, if applied, would lead to a reduction in our reported traded products exposure.

5 Unconditionally revocable committed credit lines.

6 Negative balances are representative of
a net improvement in credit quality since the acquisition of the respective financial instrument, which is reflected as a negative ECL allowance.

7 Comparative-period information has been revised. Refer to “Note 2
Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

Collateralization of Loans and advances to customers
1
Global Wealth Management Personal & Corporate Banking
USD m, except where indicated 30.6.24 31.3.24 30.6.24 31.3.24
Secured by collateral

292,302

293,109

237,866

240,880
Residential real estate

107,910

107,299

187,409

189,360
Commercial / industrial real estate

9,963

10,033

38,822

39,677
Cash

30,139

31,095

2,906

2,926
Equity and debt instruments

119,116

119,722

3,206

3,399
Other collateral
2

25,174

24,960

5,523

5,518
Subject to guarantees

705

837

7,398

7,708
Uncollateralized and not subject to guarantees

7,560

7,598

32,369

31,739
Total loans and advances to customers, gross

300,567

301,544

277,634

280,328
Allowances

(238)

(226)

(1,055)

(966)
Total loans and advances to customers, net of allowances

300,329

301,319

276,579

279,362
Collateralized loans and advances to customers in % of total loans and advances to customers, gross (%)

97.3

97.2

85.7

85.9
1 Collateral arrangements generally

incorporate a range of

collateral, including cash, securities,

real estate and other collateral.

UBS applies a risk-based approach

that generally prioritizes collateral

according to its
liquidity profile. In the case of loan facilities with funded and unfunded elements, the collateral is first allocated to the funded element. For legacy Credit Suisse exposure, a risk-based approach is applied that generally prioritizes real estate collateral and prioritizes other

collateral according to its liquidity profile.

In the case of loan facilities with funded and

unfunded elements, the collateral is proportionately allocated.

2 Includes
but is not limited to life insurance contracts, rights in respect of subscription or capital commitments from fund partners, inventory, gold and other commodities.

UBS Group second quarter 2024 report

|
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

38
Market risk
UBS

Group

excluding

certain

legacy

Credit

Suisse

components

continued

to

maintain

generally

low

levels

of
management value-at-risk (VaR).

Average management VaR

(1-day,

95% confidence level) decreased

to USD 9m
from USD 17m in the second quarter of 2024, mainly driven by the Investment Bank’s Rates business.

There were
no new VaR

negative backtesting exceptions in the second

quarter of 2024. The number

of negative backtesting
exceptions within the most recent 250-business-day

window remained at zero.

Average

management VaR

(1-day,

98%

confidence level)

of

the

legacy

Credit

Suisse

components decreased

to
USD 15m from

USD 17m in

the second

quarter of

2024, driven

by continued

strategic migration of

positions to
UBS from the

former Investment Bank

(Credit Suisse) and

reductions in Non-core

and Legacy.

In the second quarter
of 2024, the

aforementioned legacy Credit Suisse components had

no new negative backtesting

exceptions.

The
number of negative backtesting exceptions

within the most recent 250-business-day window

remained at one.
The

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

VaR

multiplier

derived

from

negative

backtesting
exceptions for market risk

risk-weighted assets was unchanged

compared with the prior

quarter, at 3.0,

for both
the UBS

Group excluding

certain legacy

Credit Suisse

components and

the aforementioned

legacy Credit

Suisse
components.
Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of the business divisions and Group Items excluding certain legacy Credit Suisse components, by general market risk type
1,2
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

2

2

2

0

1

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

5

15

8

9

4

12

8

3

3
Non-core and Legacy

1

1

1

1

0

1

1

0

0
Group Items

4

6

4

4

1

4

3

1

0
Diversification effect
3,4

(7)

(6)

(1)

(5)

(5)

(1)

0
Total as of 30.6.24

6

15

8

9

4

13

9

4

3
Total as of 31.3.24

12

23

13

17

7

18

9

3

3
Management value-at-risk (1-day, 98% confidence, 2 years of historical data) of certain legacy Credit Suisse components of the business divisions and Group Items, by general market risk type
1,2
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

3

2

2

1

0

2

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

3

4

3

3

2

1

1

0

0
Non-core and Legacy

10

13

11

12

6

5

10

1

0
Group Items

0

0

0

0

0

0

0

0

0
Diversification effect
3,4

(2)

(3)

(2)

2

(3)

0

0
Total as of 30.6.24

13

17

15

15

7

8

10

1

1
Total as of 31.3.24

15

21

17

17

9

10

12

1

1
1 Legacy Credit Suisse components

not included in the

UBS Group management VaR

reflect predominantly the portfolio

in Non-core and Legacy and

the transition portfolio in

the Investment Bank. These

positions
continue to

be managed

on legacy

Credit Suisse

infrastructure based

on legacy

Credit Suisse

management VaR

methodology until

full migration

of these

positions to

the UBS

infrastructure or

liquidation of

the
positions. This process is ongoing, and the management VaR

of the legacy Credit Suisse components is expected to continue decreasing over time.

2 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and, likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding
distribution of simulated profits and losses for

that business line or risk type, may well be

driven by different days in the historical time

series, rendering invalid the simple summation of figures to arrive at the aggregate
total.

3 The difference between the sum

of the standalone VaR for the business

divisions and Group Items and the total VaR.

4 As the minima and maxima for different business

divisions and Group Items occur
on different days, it is not meaningful to calculate a portfolio diversification effect.
Economic value of equity and net interest income

sensitivity
The economic value of equity

(EVE) sensitivity in the UBS Group

banking book to a parallel shift

in yield curves of
+1 basis point was negative USD 32.1m as of 30 June 2024, compared with negative USD 31.3m as of 31 March
2024.

This excluded

the sensitivity

of USD 5.3m

from additional

tier 1 (AT1)

capital instruments

(as per

specific
FINMA requirements) in contrast

to general Basel

Committee on Banking

Supervision (BCBS)

guidance. Exposure in
the banking

book of

the UBS

Group

increased during

the second

quarter of

2024, driven

by a

longer modeled
duration assigned to own equity.

UBS Group second quarter 2024 report

|
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

39
The majority of our interest rate risk in the banking book was a reflection of the net asset duration that we ran to offset our modeled

sensitivity of

net USD 24.6m

(31 March 2024:

USD 23.4m) assigned

to our equity,

goodwill and
real estate,

with the

aim of

generating a

stable net

interest income

contribution. Of

this, USD 16.1m

and USD 7.5m
were attributable

to the

US dollar

and the

Swiss franc

portfolios, respectively,

(31 March 2024:

USD 16.7m and
USD 5.7m, respectively).

In addition to

the aforementioned

sensitivity, we

calculate the

six interest

rate shock

scenarios prescribed

by FINMA.
The “Parallel up” scenario, assuming all

positions were fair valued, was the

most severe and would have resulted
in a change in EVE of negative USD 6.0bn, or 6.5%, of our tier 1 capital (31 March 2024: negative USD 5.9bn, or
6.3%), which is

well below

the 15% threshold

set in the

BCBS supervisory

outlier test

for high levels

of interest

rate
risk in the banking book.

The immediate

effect on

our tier 1

capital in

the “Parallel

up” scenario

as of

30 June 2024

would have

been a
decrease of approximately

USD 0.8bn, or 0.9%,

(31 March 2024: USD 0.9bn,

or 0.9%), reflecting

the fact that

the
vast majority of our banking book is accrual accounted

or subject to hedge accounting. The “Parallel up”

scenario
would subsequently have a positive effect on

net interest income, assuming a constant

balance sheet.
As the

overall interest

rate risk

sensitivity shows a

greater impact

from slower

asset repricing compared

to faster
liabilities repricing, the “Parallel

down“ scenario was the

most beneficial and would

have resulted in

a change in
EVE of positive

USD 6.2bn (31 March

2024: positive USD 6.1bn)

and a small positive

immediate effect on

our tier 1
capital.
›
Refer to “Interest rate risk in the banking book” in the “Risk management and control”

section of the UBS Group
Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information about the management of interest rate risk in the banking book
›
Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the net interest income of our banking book

Interest rate risk – banking book
30.6.24
USD m Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(6.3)

(0.5)

0.0

(25.1)

(0.3)

(32.1)

5.3

(26.8)
Parallel up
2

(897.5)

(99.7)

11.4

(4,881.7)

(88.4)

(5,956.0)

969.0

(4,987.0)
Parallel down
2

985.8

96.6

(18.8)

5,050.0

85.4

6,199.0

(1,113.3)

5,085.7
Steepener
3

(401.8)

(45.8)

(4.4)

(1,144.3)

(24.3)

(1,620.6)

168.8

(1,451.9)
Flattener
4

228.8

30.4

5.5

17.7

4.4

286.7

48.7

335.4
Short-term up
5

(122.1)

1.3

8.7

(1,980.2)

(29.5)

(2,121.8)

457.9

(1,663.9)
Short-term down
6

126.5

(1.1)

(10.4)

2,095.7

30.7

2,241.4

(475.3)

1,766.0
31.3.24
USD m Effect on EVE 1

– FINMA
Effect on EVE 1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(4.5)

(0.7)

0.1

(26.1)

(0.1)

(31.3)

5.4

(25.9)
Parallel up
2

(661.4)

(132.6)

26.4

(5,044.0)

(43.6)

(5,855.3)

1,000.1

(4,855.2)
Parallel down
2

703.7

132.7

(32.3)

5,252.2

40.4

6,096.8

(1,153.4)

4,943.4
Steepener
3

(306.6)

(13.0)

(5.4)

(1,205.2)

(40.7)

(1,570.9)

179.8

(1,391.1)
Flattener
4

176.4

(7.8)

9.7

39.4

30.3

248.0

44.7

292.7
Short-term up
5

(79.6)

(45.8)

17.5

(2,032.0)

10.7

(2,129.2)

469.6

(1,659.5)
Short-term down
6

80.5

45.9

(17.8)

2,167.5

(9.6)

2,266.4

(487.7)

1,778.8
1 Economic value of equity.

2 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar, and ±250 bps for pound sterling.

3 Short-term rates decrease and long-term rates increase.

4 Short-term rates increase and long-term rates decrease.

5 Short-term rates increase more than long-term rates.

6 Short-term rates decrease more than long-term rates.
Country risk
We remain

watchful of

a range

of geopolitical

developments and

political changes

in a

number of

countries, as
well as

international tensions arising

from the

Russia–Ukraine war,

conflicts in

the Middle

East and

global trade
relations.

As of 30 June

2024, our

direct exposure

to Israel

was less

than USD 0.5bn

and our

direct exposure

to
Gulf Cooperation Council countries

was less than

USD 4bn, while direct

exposure to Egypt,

Jordan and

Lebanon
was limited,

and there

was no

direct

exposure

to Iran,

Iraq or

Syria. Our

direct exposure

to Russia,

Belarus and
Ukraine as of

30 June 2024

was immaterial, and

potential second-order

impacts, such as

European energy security,
continue to be monitored.

UBS Group second quarter 2024 report

|
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

40
Inflation has abated

to some extent

in major Western

economies, although there

are still concerns

regarding future
developments, and central

banks’ monetary policies are

in the spotlight. There

are ongoing concerns

regarding the
property sector

in China.

This combination

of factors

translates into

a more

uncertain and

volatile environment,
which increases the risk of financial market disruption.
We continue to monitor

potential trade policy

disputes, as well as

economic and political

developments in addition
to those mentioned

above. We are closely

watching elections and

their aftermath in a

number of key

markets in
2024. As

of 30 June

2024, our

exposure to

emerging market

countries was

less than

10% of

our total

country
exposure and mainly to certain countries in Asia.
›
Refer to the “Risk management and control” section of the UBS Group Annual Report 2023, available under
“Annual reporting” at ubs.com/investors , for more information
Non-financial risk
We continue to actively manage the non-financial risks emerging from the acquisition of the Credit Suisse Group.
The completion of the merger of the parent banks, i.e., UBS AG and Credit

Suisse AG, facilitates

the migration of
clients and

operations from

Credit

Suisse to

integrated UBS

platforms over

time. These

activities continue

to be
managed via the program run by our Group Integration

Office.
Through this

period of

change, we

place an

increased focus

on maintaining

and enhancing

our control

environment
and continue to cooperate with regulators in relation to the submission and execution of implementation plans to
meet regulatory requirements, including remediation requirements applicable to Credit Suisse

AG. In addition, the
Group is closely monitoring

non-financial risk indicators, to detect

any potential for adverse impacts

on the control
environment.
The integration of Credit Suisse requires data to

be migrated to the UBS environment,

and we aim to ensure that
we have robust controls to preserve

data integrity, quality and availability,

to mitigate data migration risks,

and to
meet regulatory expectations.
There is an increased risk of cyber-related operational

disruption to business activities at our

locations and those of
third-party suppliers

due to operating

an enlarged

group of entities.

This is combined

with the increasingly

dynamic
threat environment,

which is

intensified by current

geopolitical factors

and evidenced

by the increased

volumes and
sophistication

of

cyberattacks

against

financial

institutions

globally.

We

continue

to

invest

in

improving

our
technology

infrastructure

and

information

security

governance

in

order

to

improve

our

cyberattack

defense,
detection and response capabilities.
Cyberattacks on

third-party vendors

have affected

our operations

in the

past and

continue to

be a

source of

residual
risk to our business. No cyber events occurred in the second quarter of 2024 related to our own infrastructure, or
the

infrastructure

of

any

third

party,

that

had

material

financial

or

operational

effects

on

us.

We

remain

on
heightened alert to respond to and

mitigate elevated cybersecurity and information security threats. We maintain a program to

advance our frameworks

for managing

third parties that

support our

important business

services,

and
we are continuing with actions to enhance

our cyber-risk assessments and controls

over third-party vendors.
In addition, we

are working to

enhance our operational

resilience to address

these heightened risks and

to meet
regulatory deadlines through

2026. We have implemented

a global framework designed

to drive enhancements in
operational

resilience

across

all

business

divisions

and

relevant

jurisdictions,

and

we

are

working

with

the

third
parties, including

vendors, that

are of

critical importance

to our

operations, to

assess their

operational resilience
against our standards.
The increasing interest

in data-driven

advisory processes,

and use of

artificial intelligence

(AI) and machine

learning,
is opening up new questions

related to the fairness of

AI algorithms, data life cycle

management, data ethics,

data
privacy and security, and

records management. In

addition, new risks

continue to emerge,

such as those that

result
from the demand from

our clients for distributed

ledger technology, blockchain-based

assets and cryptocurrencies;
however, we currently have limited exposure to such risks, and relevant control frameworks are implemented and
reviewed on a regular basis as these risks evolve.
Competition to find new business

opportunities, products and services

across the financial services sector,

both for
firms and

for customers,

is increasing,

particularly during

periods of

market volatility

and economic

uncertainty.
Thus, suitability

risk, product

selection, cross-divisional

service offerings,

quality of

advice and

price transparency
remain areas of heightened focus for UBS and

for the industry as a whole.

UBS Group second quarter 2024 report

|
Risk, capital, liquidity and funding, and balance

sheet | Risk management and control

41
Evolving

environmental,

social

and

governance

regulations

and

major

legislation,

such

as

the

Consumer

Duty
regulation in the United

Kingdom, the Swiss Financial

Services Act (FIDLEG) in

Switzerland, Regulation Best

Interest
(Reg BI) in the

US and the Markets

in Financial Instruments

Directive II (MiFID II)

in the EU, all significantly

affect the
industry and have required adjustments to

control processes.
Cross-border

risk

(including

unintended

permanent

establishment)

remains

an

area

of

regulatory

attention

for
global

financial

institutions,

including

a

focus

on

market

access,

such

as

third-country

market

access

into

the
European Economic Area, and taxation of US persons. We maintain a series of controls designed to address these
risks, and we are increasing the number of controls

that are automated.
Financial crime, including

money laundering, terrorist

financing, sanctions violations,

fraud, bribery and corruption,
continues

to

present

a

major

risk,

as

technological

innovation

and

geopolitical

developments

increase

the
complexity of

doing business

and heightened regulatory

attention continues.

Money laundering

and financial

fraud
techniques are becoming increasingly sophisticated, including growing use of

AI, and geopolitical volatility makes
the sanctions landscape more

complex. The extensive and

continuously evolving sanctions arising

from the Russia–
Ukraine war require

constant attention to

prevent circumvention risks, while

the conflicts in

the Middle East may
increase terrorist financing

risks. An effective

financial crime prevention

program therefore remains

essential for us.
We are focused

on strategic enhancements to

our global anti-money-laundering, know-your-client and

sanctions
programs to respond to new

and existing regulatory requirements

and to respond to developing

threats, as well as
alignment of standards and processes as

Credit Suisse clients are migrated to UBS

platforms.
Achieving

fair

outcomes

for

our

clients,

upholding

market

integrity

and

cultivating

the

highest

standards

of
employee conduct

are of

critical importance

to us.

We maintain

a

conduct risk

framework across

our activities,
which is designed to align our standards and conduct with these objectives and to retain momentum on fostering a strong culture.

On 5 January 2024,

we integrated the

UBS and Credit

Suisse conduct risk

frameworks to align

the
handling of conduct risk across the firm.
In September

2022, the

US Securities

and Exchange

Commission (the

SEC) and

the Commodity

Futures Trading
Commission (the CFTC)

issued settlement

orders relating to

communications recordkeeping

requirements in

our US
broker-dealers

and

our

registered

swap

dealers.

In

response

to

identified

shortcomings,

we

are

continuing

to
implement a global remediation program.

UBS Group second quarter 2024 report

|
Risk, capital, liquidity and funding, and balance

sheet | Capital management

42
Capital management
The

disclosures

in

this

section

are

provided

for

UBS Group AG

on

a

consolidated

basis

and

focus

on

key
developments during

the reporting

period and

information in

accordance with

the Basel III

framework, as

applicable
to Swiss systemically relevant banks (SRBs).

They should be read in conjunction

with “Capital management” in the
“Capital, liquidity and funding,

and balance sheet” section

of the UBS Group

Annual Report 2023, available

under
“Annual

reporting”

at
ubs.com/investors
,

which

provides

more

information

about

our

capital

management
objectives, planning and activities, as

well as the Swiss SRB total loss-absorbing capacity

(TLAC) framework.
UBS Group AG

is

a

holding

company

and

conducts

substantially

all

of

its

operations

through

UBS AG

and
subsidiaries thereof. UBS Group AG and UBS AG contribute a significant portion of their respective capital to, and provide substantial

liquidity to,

such subsidiaries.

Many of

these subsidiaries

are subject

to regulations

requiring
compliance with minimum capital, liquidity

and similar requirements.
›
Refer to the 30 June 2024 Pillar 3 Report, which will be available as of 23 August 2024 under “Pillar 3 disclosures” at
ubs.com/investors , for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as the significant regulated subsidiaries and sub-groups of UBS Group AG
›
Refer to the

UBS AG second

quarter 2024

report, which

will be available

as of 23 August

2024 under

“Quarterly
reporting”

at
ubs.com/investors
, for more information

about capital

and other regulatory

information

for UBS AG
consolidated,

in accordance

with the Basel

III framework,

as applicable

to Swiss

SRBs
We

are

subject

to

the

going

and

gone

concern requirements

of

the

Swiss

Capital

Adequacy Ordinance,

which
include the too-big-to-fail

(TBTF) provisions applicable

to Swiss

SRBs. The

table below provides

the risk-weighted
asset (RWA)-

and leverage ratio denominator (LRD)-based

requirements and information as of 30 June 2024.
Swiss SRB going and gone concern requirements and information
As of 30.6.24 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.78
1

75,587

5.00
1

78,210
Common equity tier 1 capital

10.48

53,598

3.50
2

54,747
of which: minimum capital

4.50

23,012

1.50

23,463
of which: buffer capital

5.50

28,126

2.00

31,284
of which: countercyclical buffer

0.48

2,461
Maximum additional tier 1 capital

4.30

21,989

1.50

23,463
of which: additional tier 1 capital

3.50

17,898

1.50

23,463
of which: additional tier 1 buffer capital

0.80

4,091
Eligible going concern capital
Total going concern capital

17.95

91,804

5.87

91,804
Common equity tier 1 capital

14.88

76,104

4.87

76,104
Total loss-absorbing additional tier 1 capital
3

3.07

15,700

1.00

15,700
of which: high-trigger loss-absorbing additional tier 1 capital

2.83

14,475

0.93

14,475
of which: low-trigger loss-absorbing additional tier 1 capital

0.24

1,225

0.08

1,225
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73
7

54,845

3.75
7

58,658
of which: base requirement including add-ons for market share and LRD

10.73

54,845

3.75

58,658
Eligible gone concern capital
Total gone concern loss-absorbing capacity

20.71

105,886

6.77

105,886
Total tier 2 capital

0.10

536

0.03

536
of which: non-Basel III-compliant tier 2 capital

0.10

536

0.03

536
TLAC-eligible senior unsecured debt

20.60

105,350

6.74

105,350
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.51

130,432

8.75

136,868
Eligible total loss-absorbing capacity

38.66

197,690

12.64

197,690
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

511,376
Leverage ratio denominator

1,564,201
1 Includes

applicable add-ons

of 1.44%

for risk-weighted

assets (RWA)

and 0.50%

for leverage

ratio denominator

(LRD).

2 Our

minimum CET1

leverage ratio

requirement of

3.50% consists

of a

1.5% base
requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement

based on our Swiss credit business.

3 Includes outstanding low-trigger loss-
absorbing additional tier 1

capital instruments, which

are available under the

Swiss systemically relevant

bank framework to meet

the going concern requirements

until their first call

date. As of

their first call date,
these instruments are eligible to meet the gone concern requirements.

4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

5 From 1 January 2023, the resolvability discount on the gone concern capital requirements for systemically important banks (SIBs)
has been replaced

with reduced base

gone concern capital

requirements equivalent to

75% of the

total going concern

requirements (excluding countercyclical

buffer requirements).

6 As of

July 2024, the

Swiss
Financial Market Supervisory Authority

(FINMA) has the authority to

impose a surcharge of up to

25% of the total going

concern capital requirements should obstacles

to an SIB’s resolvability

be identified in future
resolvability assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

UBS Group second quarter 2024 report

|
Risk, capital, liquidity and funding, and balance

sheet | Capital management

43
Transitional purchase price allocation

adjustments for regulatory capital
As agreed with

the Swiss Financial Market

Supervisory Authority (FINMA), as part

of the acquisition of

the Credit
Suisse Group

in 2023,

a transitional

common equity

tier 1 (CET1)

capital treatment

has been

applied for

certain
purchase price

allocation (PPA)

fair value

adjustments required

under IFRS

3,
Business Combinations
, due

to the
substantially temporary nature of

these IFRS-3-accounting-driven effects

related to interest rate and

own credit. As
such, equity reductions under IFRS Accounting Standards of USD 5.9bn (before tax) and USD 5.0bn (net of tax) as of the

acquisition date

have been

neutralized for CET1

capital calculation

purposes, of which

USD 1.0bn (net

of
tax) related to own-credit-related

fair value adjustments.

The transitional treatment

is subject to linear

amortization
and will be

reduced to nil

by 30 June 2027.

The amortization

of transitional CET1

capital PPA adjustments

since the
acquisition date

totaled USD 1.3bn (net

of tax)

as of

30 June 2024,

an increase of

USD 0.3bn (net

of tax)

in the
second quarter of 2024.
›
Refer to “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of the UBS Group
Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for more information
Finalization of IFRS 3 measurement period adjustments

for the acquisition of the Credit Suisse

Group
In the

second quarter

of 2024,

in light

of the

additional information

about circumstances

existing on

the acquisition
date

that

became

available to

management,

IFRS

3

measurement

period

adjustments totaling

USD 0.5bn were
made.

The

adjustments reflect

our

final

conclusions on

critical assumptions

and judgments,

which are

within a
range of

reasonably possible

outcomes, relating

to significant

uncertainties that

existed on

the acquisition

date.
With

the

measurement

period

adjustments

effected

in

the

second

quarter

of

2024,

the

accounting

for

the
acquisition of

the Credit

Suisse Group

is complete.

Comparative periods for

CET1 capital information

have been
revised

accordingly.

We

have

applied

the

amended

measurement

for

LRD

and

RWA

calculation

purposes
prospectively from the second quarter of 2024.
›
Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information about the IFRS 3 measurement period adjustments
Additional capital requirements for

UBS Group AG consolidated and UBS

AG standalone under current
requirements
As a result

of the

acquisition of

the Credit

Suisse Group

in 2023, the

capital add-on

for UBS

Group AG consolidated
that

reflects

the

Group’s

degree

of

systemic

importance

and

is

based

on

market

share

and

LRD

will

increase
commensurate with

the higher

market share

and LRD

of UBS

Group AG

consolidated after

the acquisition.

We
currently estimate that this

will add around USD 10bn

to the Group’s tier 1 capital

requirement, when fully phased
in. The phase-in of the

increased capital requirements will

commence from the end of

2025 and will be completed
by the beginning of 2030, at the latest.
Following the merger

of UBS AG

and Credit

Suisse AG in the

second quarter of

2024, UBS AG’s capital

position
remains strong. On a standalone basis

as of 30 June 2024, UBS AG’s fully applied

CET1 capital ratio is expected to
be around 13.5%. The CET1 capital ratio reflects the removal of the regulatory concession that had been granted to

Credit

Suisse AG

standalone

prior

to

the

merger

which

allowed

for

the

measurement

of

investments

in
subsidiaries under the portfolio

valuation method instead

of under the individual

valuation method, and it

includes
risk weights of

250% and 400%

for Swiss and

foreign participations, respectively. Additional capital

information
and final capital figures for UBS AG standalone will be published with our 30 June 2024 Pillar 3 report, which will be available as of 23 August 2024 under “Pillar

3 disclosures” at
ubs.com/investors .

UBS Group second quarter 2024 report

|
Risk, capital, liquidity and funding, and balance

sheet | Capital management

44
Total loss-absorbing capacity
The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and
requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance
sheet” section of the UBS Group Annual Report 2023,

available under “Annual reporting” at
ubs.com/investors
.

Swiss SRB going and gone concern information
USD m, except where indicated 30.6.24 31.3.24
1
31.12.23
1
Eligible going concern capital
Total going concern capital

91,804

92,983

91,894
Total tier 1 capital

91,804

92,983

91,894
Common equity tier 1 capital

76,104

77,663

78,002
Total loss-absorbing additional tier 1 capital

15,700

15,320

13,892
of which: high-trigger loss-absorbing additional tier 1 capital

14,475

14,103

12,678
of which: low-trigger loss-absorbing additional tier 1 capital

1,225

1,217

1,214
Eligible gone concern capital
Total gone concern loss-absorbing capacity

105,886

103,986

107,106
Total tier 2 capital

536

537

538
of which: non-Basel III-compliant tier 2 capital

536

537

538
TLAC-eligible senior unsecured debt

105,350

103,449

106,567
Total loss-absorbing capacity
Total loss-absorbing capacity

197,690

196,969

199,000
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

511,376

526,437

546,505
Leverage ratio denominator

1,564,201

1,599,646

1,695,403
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

18.0

17.7

16.8
of which: common equity tier 1 capital ratio

14.9

14.8

14.3
Gone concern loss-absorbing capacity ratio

20.7

19.8

19.6
Total loss-absorbing capacity ratio

38.7

37.4

36.4
Leverage ratios (%)
Going concern leverage ratio

5.9

5.8

5.4
of which: common equity tier 1 leverage ratio

4.9

4.9

4.6
Gone concern leverage ratio

6.8

6.5

6.3
Total loss-absorbing capacity leverage ratio

12.6

12.3

11.7
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the

“Consolidated financial statements” section of this report for more information.
Total loss-absorbing capacity and movement

Our TLAC increased by USD 0.7bn to USD 197.7bn

in the second quarter of 2024.
Going concern capital and movement
Our going concern capital decreased

by USD 1.2bn to USD 91.8bn. Our

CET1 capital decreased by USD

1.6bn to
USD 76.1bn, mainly as the operating profit before tax of USD 1.5bn and an increase in eligible deferred tax assets recognized

for

temporary differences

of

USD 0.1bn were

more

than

offset

by

a

net

share

repurchase

effect

of
USD 1.0bn,

a

negative

effect

from

compensation-

and

own-share-related

capital

components

of

USD 1.0bn,
dividend accruals of USD 0.6bn, current tax expenses of USD 0.3bn,

and amortization of transitional CET1 capital
PPA

adjustments

(interest

rate

and

own

credit)

of

USD 0.3bn

(net

of

tax).

The

net

share

repurchase

effect

of
USD 1.0bn reflects actual share

repurchases

of USD 0.15bn under our

new,

2024 share repurchase

program and
the establishing of a USD 0.85bn capital reserve for potential share repurchases.
Our

loss-absorbing

additional

tier 1

(AT1)

capital

increased

by

USD 0.4bn

to

USD 15.7bn,

mainly

reflecting

the
issuance of one AT1 capital instrument equivalent

to USD 0.4bn.
Following the approval of a maximum amount of conversion capital by UBS Group AG’s shareholders at the 2024
Annual General

Meeting, AT1

capital instruments

issued from

the beginning

of the

fourth quarter

of 2023 are

now,
upon the

occurrence of

a trigger event

or a

viability event,

subject to

conversion into

UBS Group AG

ordinary shares
rather than a

write-down. AT1 capital instruments

issued prior to

the fourth quarter of

2023 remain subject to

a
write-down.

UBS Group second quarter 2024 report

|
Risk, capital, liquidity and funding, and balance

sheet | Capital management

45
Gone concern loss-absorbing capacity and movement
Our total

gone concern

loss-absorbing

capacity

increased by

USD 1.9bn to

USD 105.9bn

and included

USD 105.4bn
of

TLAC-eligible senior

unsecured

debt

instruments.

The

increase

of

USD 1.9bn mainly

reflected

new

issuances
totaling USD 2.3bn

equivalent of

TLAC-eligible senior

unsecured debt

instruments, partly

offset by

a USD 0.1bn
equivalent TLAC-eligible senior unsecured debt instrument that ceased to be eligible as gone concern capital as it
entered

the

final

year

before

maturity,

and

negative

impacts

from

interest

rate

risk

hedge,

foreign

currency
translation and other effects.

›
Refer to “Bondholder information” at

ubs.com/investors
for more information about the eligibility of capital and
senior unsecured debt instruments and about key features and terms and conditions of capital instruments
Loss-absorbing capacity and leverage ratios
Our CET1 capital ratio

increased to 14.9% from 14.8%,

primarily reflecting a USD 15.1bn

decrease in RWA, partly
offset by a USD 1.6bn decrease in CET1 capital.

Our CET1 leverage ratio

was broadly unchanged

at 4.9%,

reflecting a USD 35.4bn

decrease in the LRD,

offset by a
USD 1.6bn decrease in CET1 capital.
Our

gone

concern

loss-absorbing

capacity

ratio

increased

to

20.7%

from

19.8%,

due

to

the

aforementioned
decrease in RWA and an increase in gone concern

loss-absorbing capacity of USD 1.9bn.

Our gone

concern leverage ratio

increased to 6.8%

from 6.5%, due

to the

aforementioned decrease in

the LRD
and the aforementioned increase in gone concern

loss-absorbing capacity.

Swiss SRB total loss-absorbing capacity movement
1
USD m
Going concern capital Swiss SRB
Common equity tier 1 capital as of 31.3.24

77,663
Operating profit / (loss) before tax

1,469
Current tax (expense) / benefit

(310)
Share repurchase program

(151)
Capital reserve for potential share repurchases

(850)
Compensation-

and own-share-related capital components

(971)
Amortization of transitional CET1 capital purchase price allocation adjustments, net of tax

(302)
Deferred tax assets on temporary differences

109
Other
2

(553)
Common equity tier 1 capital as of 30.6.24

76,104
Loss-absorbing additional tier 1 capital as of 31.3.24

15,320
Issuance of high-trigger loss-absorbing additional tier 1 capital

369
Interest rate risk hedge, foreign currency translation and other effects

11
Loss-absorbing additional tier 1 capital as of 30.6.24

15,700
Total going concern capital as of 31.3.24

92,983
Total going concern capital as of 30.6.24

91,804
Gone concern loss-absorbing capacity
Tier 2 capital as of 31.3.24

537
Interest rate risk hedge, foreign currency translation and other effects

(1)
Tier 2 capital as of 30.6.24

536
TLAC-eligible unsecured debt as of 31.3.24

103,449
Issuance of TLAC-eligible senior unsecured debt

2,319
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(92)
Interest rate risk hedge, foreign currency translation and other effects

(326)
TLAC-eligible unsecured debt as of 30.6.24

105,350
Total gone concern loss-absorbing capacity as of 31.3.24

103,986
Total gone concern loss-absorbing capacity as of 30.6.24

105,886
Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.3.24

196,969
Total loss-absorbing capacity as of 30.6.24

197,690
1 Comparative-period information as of 31 March 2024 has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Includes dividend accruals for 2024 (negative USD 0.6bn) and movements related to other items.

UBS Group second quarter 2024 report

|
Risk, capital, liquidity and funding, and balance

sheet | Capital management

46
Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital
USD m 30.6.24 31.3.24
1
31.12.23
1
Total equity under IFRS Accounting Standards

84,218

85,283

86,156
Equity attributable to non-controlling interests

(535)

(506)

(531)
Defined benefit plans, net of tax

(951)

(935)

(965)
Deferred tax assets recognized for tax loss carry-forwards

(2,817)

(2,865)

(3,039)
Deferred tax assets for unused tax credits

(181)

(173)

(97)
Goodwill, net of tax
2

(5,730)

(5,738)

(5,750)
Intangible assets, net of tax

(776)

(811)

(894)
Compensation-related components (not recognized in net profit)

(2,147)

(1,548)

(2,186)
Expected losses on advanced internal ratings-based portfolio less provisions

(638)

(664)

(713)
Unrealized (gains) / losses from cash flow hedges, net of tax

3,373

3,621

3,109
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax

1,059

1,308

1,291
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date

(76)

(72)

(89)
Prudential valuation adjustments

(231)

(316)

(368)
Accruals for dividends to shareholders for 2023

(2,240)

(2,240)
Capital reserve for potential share repurchases

(850)
Transitional CET1 purchase price allocation adjustments, net of tax

3,664

3,966

4,316
Other

(1,281)
3

(650)
3

3
Total common equity tier 1 capital

76,104

77,663

78,002
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the

“Consolidated financial statements” section of this report for more information.

2 Includes goodwill related to significant investments

in financial institutions of USD 19m

as of 30 June 2024

(USD 19m as of 31

March 2024, USD 20m as

of 31 December 2023) presented

on the balance sheet
line Investments in associates.

3 Includes dividend accruals for 2024 and other items.
Additional information
Sensitivity to currency movements

Risk-weighted assets
We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by
USD 22bn and

our CET1

capital by

USD 2.5bn as

of 30

June 2024

(31 March

2024: USD 22bn

and USD 2.5bn,
respectively) and decreased our CET1

capital ratio by 15 basis

points (31 March 2024: 14

basis points). Conversely,
a 10%

appreciation of

the US dollar

against other currencies

would have decreased

our RWA

by USD 20bn and
our CET1 capital by USD 2.3bn (31

March 2024: USD 20bn and USD 2.3bn, respectively)

and increased our CET1
capital ratio by 14 basis points (31 March 2024:

14 basis points).
Leverage ratio denominator
We estimate that a

10% depreciation of the

US dollar against other

currencies would have increased

our LRD by
USD 101bn as of 30

June 2024 (31 March

2024: USD 104bn) and decreased our

CET1 leverage ratio by

14 basis
points (31 March 2024: 15 basis points). Conversely, a 10% appreciation of the US dollar against other currencies would have decreased

our LRD by

USD 91bn (31 March

2024: USD 94bn) and increased

our CET1 leverage ratio
by 15 basis points (31 March 2024: 15 basis points).
The aforementioned

sensitivities do

not consider

foreign currency

translation effects

related to

defined benefit

plans
other than those related to the currency

translation of the net equity of foreign operations.
›
Refer to “Active management of sensitivity to foreign exchange movements” under “Capital management” in the
“Capital, liquidity and funding, and balance sheet” section of the UBS Group Annual Report 2023, available under
“Annual reporting” at ubs.com/investors , for more information

UBS Group second quarter 2024 report

|
Risk, capital, liquidity and funding, and balance

sheet | Capital management

47
Risk-weighted assets

During

the

second

quarter

of

2024,

RWA

decreased

by

USD 15.1bn

to

USD 511.4bn,

driven

by

decreases

of
USD 11.6bn resulting from

asset size

and other

movements,

as well

as USD 3.5bn resulting

from model

updates
and methodology changes.
Movement in risk-weighted assets, by key driver
USD bn
RWA as of
31.3.24
Currency
effects
Model updates
and
methodology
changes
Asset size and
other
1
RWA as of
30.6.24
Credit and counterparty credit risk
2

323.5

0.0

(3.3)

(9.9)

310.2
Non-counterparty-related risk
3

33.1

0.0

0.1

33.2
Market risk

24.4

(0.1)

(1.7)

22.5
Operational risk

145.4

145.4
Total

526.4

0.0

(3.5)

(11.6)

511.4
1 Includes the Pillar 3 categories “Asset

size,” “Credit quality of

counterparties,” “Acquisitions

and disposals” and “Other.

”

For more information, refer

to the 30 June 2024 Pillar 3 Report,

which will be available
as of 23 August 2024 under “Pillar 3 disclosures”

at ubs.com/investors.

2 Includes settlement risk, credit valuation adjustments,

equity and investments in funds exposures

in the banking book, and securitization
exposures in the banking book.

3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences,

property, equipment, software and other items.
Credit and counterparty credit risk
Credit and counterparty credit risk RWA decreased by USD 13.2bn to USD 310.2bn as of 30 June 2024.

Asset size and other movements resulted in

a USD 9.9bn decrease in RWA:
–
Non-core and

Legacy RWA

decreased by

USD 7.9bn,

mainly driven

by our

actions to

actively unwind

the portfolio,
in addition to the natural roll-off.
–
Personal & Corporate Banking RWA decreased

by USD 3.9bn, mainly driven by a decrease

in loan balances.

–
Global Wealth Management RWA decreased by

USD 0.4bn, mainly driven by a decrease

in loan balances.
– Asset Management RWA decreased by USD 0.2bn.
–
Investment Bank RWA increased by USD

1.4bn, mainly due to higher RWA from

higher levels of client activity in
derivatives.
–
Group Items

RWA increased

by USD 1.1bn,

mainly due

to an

RWA increase

related to

an investment

that for
regulatory purposes is treated as in an associate.
Model updates

and methodology

changes resulted

in a

RWA decrease

of USD 3.3bn,

mainly reflecting

an RWA
decrease of USD 1.6bn related

to the recalibration of certain

multipliers as a result

of improvements to models

and
an RWA decrease of USD 0.8bn from methodology changes related to commercial real estate and large corporate loans. The remaining difference was spread across

other smaller model updates.
›
Refer to the 30 June 2024 Pillar 3 Report, which will be available as of 23 August 2024 under “Pillar 3 disclosures” at
ubs.com/investors
, for more information

›
Refer to “Credit risk” in the “Risk management and control” section of this report for more information

Market risk
Market risk

RWA decreased

by USD 1.9bn

to USD 22.5bn

in the

second

quarter of

2024, mainly

driven by

a decrease
of

USD 1.7bn

from

asset

size

and

other

movements

that

reflected

updates

from

the

monthly

risks-not-in-VaR
assessments.
›
Refer to the 30 June 2024 Pillar 3 Report, which will be available as of 23 August 2024 under “Pillar 3 disclosures” at
ubs.com/investors,

for more information

›
Refer to “Market risk” in the “Risk management and control” section of this report for more information
Operational risk
Operational risk RWA were unchanged at USD

145.4bn.
›
Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Non-financial risk” in the “Risk management and control” section of the UBS Group Annual Report 2023, available under “Annual reporting” at ubs.com/investors , for information about the AMA models

UBS Group second quarter 2024 report

|
Risk, capital, liquidity and funding, and balance

sheet | Capital management

48
Outlook

We expect that the adoption of the final Basel III standards in January 2025 will lead to an increase of around 5%
in UBS Group risk-weighted assets, driven mainly by

the Fundamental Review of the Trading Book.

This estimate is
based on our current understanding of the relevant

standards.

We are in an active dialogue with FINMA regarding
various aspects of

the final rules. Our

estimate does not

take into account

mitigating actions, nor

does it reflect

the
impact of the output floor, which is to be phased

in over time.
We also

expect an RWA

reduction of around

USD 5bn from credit

and counterparty credit

risk model updates

in
the second

half of

2024, mainly

related to

the recalibration of

certain multipliers as

a result

of improvements

to
models, partly offset

by increases primarily as

a result of

the migration of

Credit Suisse portfolios to

UBS models.
The extent and timing

of RWA changes may

vary as model updates

are completed and receive

regulatory approval,
along with changes in the composition of

the relevant portfolios.
Risk-weighted assets, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Non-core and
Legacy
Group

Items
Total
RWA
30.6.24
Credit and counterparty credit risk
1

93.8

123.8

7.4

63.4

17.4

4.5

310.2
Non-counterparty-related risk
2

6.6

3.1

0.7

3.7

1.6

17.4

33.2
Market risk

1.9

0.5

0.0

16.6

3.5

0.0

22.5
Operational risk

63.2

19.3

7.2

24.4

27.1

4.2

145.4
Total

165.5

146.7

15.4

108.1

49.6

26.1

511.4
31.3.24
Credit and counterparty credit risk
1

95.0

127.8

7.6

64.3

25.3

3.5

323.5
Non-counterparty-related risk
2

6.7

3.2

0.7

3.7

1.7

17.0

33.1
Market risk

2.2

0.6

0.0

17.9

3.7

0.0

24.4
Operational risk

63.2

19.3

7.2

24.4

27.1

4.2

145.4
Total

167.1

150.9

15.6

110.2

57.9

24.7

526.4
30.6.24 vs 31.3.24
Credit and counterparty credit risk
1

(1.2)

(4.1)

(0.2)

(0.9)

(7.9)

1.0

(13.2)
Non-counterparty-related risk
2

(0.1)

(0.1)

0.0

0.0

(0.1)

0.4

0.1
Market risk

(0.2)

(0.1)

0.0

(1.2)

(0.3)

0.0

(1.9)
Operational risk

0.0

0.0

0.0

0.0

0.0

0.0

0.0
Total

(1.6)

(4.3)

(0.2)

(2.1)

(8.3)

1.4

(15.1)
1 Includes settlement risk, credit valuation adjustments,

equity and investments in funds exposures in the

banking book, and securitization exposures in the

banking book.

2 Non-counterparty-related risk includes
deferred tax assets recognized for temporary differences

(30 June 2024: USD 16.6bn; 31 March 2024: USD 16.4bn), as

well as property, equipment, software

and other items (30 June 2024: USD 16.6bn; 31 March
2024: USD 16.7bn).

UBS Group second quarter 2024 report

|
Risk, capital, liquidity and funding, and balance

sheet | Capital management

49
Leverage ratio denominator
During the second quarter of 2024, the LRD

decreased by USD 35.4bn to USD 1,564.2bn,

driven by asset size and
other movements of USD 33.4bn,

as well as currency effects of USD 2.1bn.

Movement in leverage ratio denominator, by key driver
USD bn
LRD as of

31.3.24
Currency

effects
Asset size and

other
LRD as of

30.6.24
On-balance sheet exposures (excluding derivatives and securities financing transactions)

1,236.0

(1.2)

(29.0)

1,205.8
Derivatives

129.0

(0.5)

(3.3)

125.2
Securities financing transactions

166.5

(0.5)

2.5

168.4
Off-balance sheet items

75.5

0.0

(3.2)

72.3
Deduction items

(7.3)

0.1

(0.3)

(7.5)
Total

1,599.6

(2.1)

(33.4)

1,564.2
The LRD movements described below exclude

currency effects.

On-balance sheet exposures

(excluding derivatives and

securities financing transactions)

decreased by USD 29.0bn,
mainly due

to a

decrease in

cash and

central bank

balances driven

by the

repayment of

the remaining

funding
drawn

under

the

Swiss

National

Bank

Emergency

Liquidity

Assistance

facility

and

lower

lending

balances.
Furthermore, there were also decreases

in trading portfolio assets in Non-core and

Legacy, driven by our actions to
actively unwind

the portfolio,

in addition

to the

natural roll-off.

These decreases

were partly

offset by

higher trading
portfolio assets, driven by higher inventory held to

hedge client positions in the Investment Bank and purchases

of
high-quality liquid securities in Group Treasury.
Derivative exposures decreased by USD 3.3bn, mainly driven by the continued reductions in Non-core and Legacy, as well as market-driven movements.
Securities financing transactions increased by

USD 2.5bn, primarily from higher levels of

client activity.
Off-balance sheet items decreased by USD 3.2bn,

primarily driven by lower irrevocable loan commitments.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
Leverage ratio denominator, by business division and Group Items
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items
Total

30.6.24
On-balance sheet exposures

492.5

407.9

5.3

234.1

49.8

16.3

1,205.8
Derivatives

9.0

2.5

0.0

97.1

16.6

0.0

125.2
Securities financing transactions

59.3

42.9

0.1

53.5

12.5

0.1

168.4
Off-balance sheet items

18.1

33.7

0.2

18.4

1.7

0.3

72.3
Items deducted from Swiss SRB tier 1 capital

(3.5)

1.5

(1.2)

(0.4)

(0.6)

(3.4)

(7.5)
Total

575.4

488.5

4.3

402.6

80.0

13.4

1,564.2
31.3.24
On-balance sheet exposures

494.2

414.4

5.6

231.3

76.8

13.7

1,236.0
Derivatives

9.9

5.4

0.0

92.5

21.3

(0.1)

129.0
Securities financing transactions

55.1

42.6

0.1

48.3

20.2

0.3

166.5
Off-balance sheet items

20.0

34.3

0.2

17.5

2.3

1.2

75.5
Items deducted from Swiss SRB tier 1 capital

(3.3)

1.7

(1.2)

(0.4)

(0.6)

(3.5)

(7.3)
Total

575.8

498.4

4.7

389.2

119.9

11.6

1,599.6
30.6.24 vs 31.3.24
On-balance sheet exposures

(1.7)

(6.5)

(0.3)

2.7

(27.0)

2.6

(30.2)
Derivatives

(1.0)

(2.9)

0.0

4.6

(4.7)

0.2

(3.8)
Securities financing transactions

4.2

0.3

(0.1)

5.2

(7.6)

(0.1)

1.9
Off-balance sheet items

(1.9)

(0.6)

0.0

0.9

(0.7)

(0.9)

(3.2)
Items deducted from Swiss SRB tier 1 capital

(0.2)

(0.2)

0.0

0.0

0.1

0.1

(0.2)
Total

(0.4)

(9.9)

(0.4)

13.4

(39.9)

1.8

(35.4)

UBS Group second quarter 2024 report

|
Risk, capital, liquidity and funding, and balance

sheet | Capital management

50
Equity attribution
Under our equity attribution

framework, tangible equity

is attributed based on

equally weighted average

RWA and
average LRD, which both include resource allocations from our Group functions to the business divisions. Average
RWA and LRD are converted

to CET1 capital equivalents

using target capital ratios.

If the attributed tangible equity
calculated under the weighted-driver approach is less than

the CET1 capital equivalent of risk-based capital (RBC)
for any business division,

the CET1 capital equivalent of RBC is used

as a floor for that business division.
In addition to

tangible equity,

we allocate equity

to the business

divisions to

support goodwill

and intangible

assets.
We also allocate to the

business divisions attributed

equity related to CET1

deduction items that are

attributable to
divisional activities, such

as compensation-related

components or expected

losses on the

advanced internal ratings-
based portfolio less provisions. We attribute all remaining capital deduction items to Group

Items. These primarily
include equity

related to

deferred tax

assets, accruals

for shareholder

returns, and

unrealized gains

/ losses

from
cash flow hedges.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in equity attributable to shareholders
Average attributed equity
For the quarter ended Year-to-date
USD bn 30.6.24 31.3.24
1
30.6.23
2
30.6.24 30.6.23
2
Global Wealth Management

32.9

33.1

26.0

33.0

25.4
Personal & Corporate Banking

21.4

21.9

13.3

21.7

12.1
Asset Management

2.7

2.6

2.0

2.7

1.9
Investment Bank

17.0

17.0

15.1

17.0

14.9
Non-core and Legacy

10.1

10.6

2.9

10.4

2.0
Group Items
3

0.2

0.0

11.8

0.1

7.8
Average equity attributed to business divisions and Group Items

84.2

85.2

71.1

84.7

64.0
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Comparative figures have been restated

to reflect the changes to the

equity attribution framework. Refer

to the “Equity attribution” section

of the UBS Group first quarter

2024 report, available under

“Quarterly
reporting” at ubs.com/investors,

for more information.

3 Includes average attributed equity

related to capital deduction items

for deferred tax assets,

accruals for shareholder returns

and unrealized gains / losses
from cash flow hedges.

UBS Group second quarter 2024 report

|
Risk, capital, liquidity and funding, and balance

sheet | Liquidity and funding management

51
Liquidity and funding management
Strategy, objectives and governance

This

section

provides

liquidity

and

funding

management

information

and

should

be

read

in

conjunction

with
“Liquidity and funding

management” in

the “Capital,

liquidity and funding,

and balance sheet”

section of the

UBS
Group

Annual

Report

2023,

available

under

“Annual

reporting”

at
ubs.com/investors
,

which

provides

more
information

about

the

Group’s

strategy,

objectives

and

governance

in

connection

with

liquidity

and

funding
management.
Liquidity coverage ratio
The

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

the

UBS

Group

decreased

8.2 percentage

points

to
212.0%, remaining

above the

prudential requirement

communicated by

the Swiss

Financial Market

Supervisory
Authority (FINMA). The movement in the quarterly average LCR was primarily driven by a decrease in high-quality
liquid assets of USD 44.4bn to USD 378.2bn, mainly

due to the repayment of the remaining funding drawn

under
the Swiss National Bank Emergency Liquidity Assistance

facility and an increase in

trading assets. The average net
cash

outflows

decreased

by

USD 13.7bn

to

USD 178.5bn,

reflecting

lower

outflows

from

deposits

and

loan
commitments and higher net inflows from

securities financing transactions.
›
Refer to the 30 June 2024 Pillar 3 Report, which will be available as of 23 August 2024 under “Pillar 3 disclosures” at
ubs.com/investors , for more information about the LCR
Liquidity coverage ratio
USD bn, except where indicated Average 2Q24
1
Average 1Q24
1
High-quality liquid assets

378.2

422.6
Net cash outflows 2

178.5

192.1
Liquidity coverage ratio (%)
3

212.0

220.2
1 Calculated based on an average of 61

data points in the second quarter of 2024 and 61 data

points in the first quarter of 2024.

2 Represents the net cash outflows expected over a stress

period of 30 calendar
days.

3 Calculated after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows.
Net stable funding ratio

As of 30 June 2024, the net

stable funding ratio (the NSFR) of

the UBS Group increased 1.6 percentage points to
128.0%, remaining above the prudential requirement

communicated by FINMA.
Available stable

funding decreased

by USD 4.8bn

to USD 882.3bn,

mainly driven

by lower

customer deposits,

partly
offset by

higher debt

issued measured

at amortized

cost. Required

stable

funding decreased

by

USD 12.5bn to
USD 689.0bn, predominantly

reflecting lower

lending assets

and derivative balances,

partly offset by

higher trading
assets and securities financing transactions.
›
Refer to the 30 June 2024 Pillar 3 Report, which will be available as of 23 August 2024 under “Pillar 3 disclosures” at
ubs.com/investors , for more information about the NSFR
Net stable funding ratio
USD bn, except where indicated 30.6.24 31.3.24
Available stable funding

882.3

887.0
Required stable funding

689.0

701.6
Net stable funding ratio (%)

128.0

126.4

UBS Group second quarter 2024 report

|
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

52
Balance sheet and off-balance sheet
This

section

provides

balance

sheet

and

off-balance sheet

information

and

should

be

read

in

conjunction

with
“Balance sheet

and off-balance

sheet” in

the “Capital,

liquidity and

funding, and

balance sheet”

section of

the
UBS Group

Annual Report

2023, available

under “Annual reporting”

at
ubs.com/investors
, which

provides more
information about the balance sheet and off-balance

sheet positions.

Balances disclosed in this

report represent quarter-end

positions, unless indicated

otherwise. Intra-quarter balances
fluctuate in the ordinary course of business

and may differ from quarter-end positions.
Balance sheet assets (30 June 2024 vs

31 March 2024)
Total assets were USD 1,561.0bn as of 30 June

2024, a decrease of USD 45.8bn compared

with 31 March 2024.
Cash

and

balances

at

central

banks

decreased

by

USD 23.1bn,

mainly

due

to

the

repayment

of

the

remaining
funding drawn

under the

Swiss National

Bank Emergency

Liquidity Assistance (ELA)

facility. Derivatives

and cash
collateral receivables

on derivative

instruments decreased

by USD 22.7bn,

mainly in

Non-core and

Legacy, reflecting
the unwinding of the

Credit Suisse business,

as well as market-driven

movements. Securities financing

transactions
at amortized

cost decreased

by USD 19.6bn,

mainly reflecting net

roll-offs of

trades measured at

amortized cost
with

the

proceeds

largely

invested

into

securities

financing

transactions

measured

at

fair

value.

Lending

assets
decreased

by

USD 6.1bn,

primarily

reflecting

negative

net

new

loans

in

the

asset-gathering

businesses

and
reductions in Non-core and Legacy.

These decreases

were partly

offset by a

USD 23.7bn increase

in Other financial

assets measured

at fair value,

mainly
reflecting the aforementioned

increases in securities

financing transactions measured

at fair value

and purchases of
securities in the high-quality liquid asset portfolio.
Assets
As of % change from
USD bn 30.6.24 31.3.24
1
31.3.24
Cash and balances at central banks

248.3

271.4

(9)
Lending
2

621.1

627.2

(1)
Securities financing transactions at amortized cost

82.0

101.6

(19)
Trading assets

162.0

160.1

1
Derivatives and cash collateral receivables on derivative instruments

183.2

205.9

(11)
Brokerage receivables

25.3

22.8

11
Other financial assets measured at amortized cost

60.4

62.7

(4)
Other financial assets measured at fair value
3

125.4

101.7

23
Non-financial assets

53.2

53.2

0
Total assets

1,561.0

1,606.8

(3)
1 Comparative-period information

has been revised. Refer

to “Note 2 Accounting

for the acquisition of

Credit Suisse Group” in

the “Consolidated financial

statements” section of this

report for more information.

2 Consists of Loans and advances to customers and Amounts due from banks.

3 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
income.

Balance sheet liabilities (30 June 2024

vs 31 March 2024)
Total liabilities were

USD 1,476.8bn as

of 30 June 2024,

a decrease of

USD 44.7bn compared

with 31 March

2024.
Short-term borrowings

decreased by

USD 18.6bn, mainly

related to

the repayment

of the remaining

funding drawn
under the ELA facility. Derivatives

and cash collateral payables

on derivative instruments decreased

by USD 18.4bn,
mainly

in

Non-core

and

Legacy,

primarily

reflecting

the

same

drivers

as

on

the

asset

side.

Customer

deposits
decreased by USD 7.2bn, mainly driven by net

new deposits outflows,

mainly in Global Wealth Management.
The “Liabilities,

by product

and currency”

table

in this

section provides

more information

about our

funding sources.
›
Refer to “Bondholder information” at

ubs.com/investors
for more information about capital and senior debt
instruments

›
Refer to the “Consolidated financial statements” section of this report for more information

UBS Group second quarter 2024 report

|
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

53
Liabilities and equity
As of

% change from
USD bn 30.6.24 31.3.24
1
31.3.24
Short-term borrowings
2,3

61.7

80.3

(23)
Securities financing transactions at amortized cost

14.9

13.0

15
Customer deposits

756.8

764.0

(1)
Debt issued designated at fair value and long-term debt issued measured at amortized cost
3

307.5

310.6

(1)
Trading liabilities

33.5

35.8

(6)
Derivatives and cash collateral payables on derivative instruments

181.9

200.3

(9)
Brokerage payables

46.2

46.6

(1)
Other financial liabilities measured at amortized cost

21.4

21.4

0
Other financial liabilities designated at fair value

31.9

28.1

13
Non-financial liabilities

21.0

21.5

(2)
Total liabilities

1,476.8

1,521.5

(3)
Share capital

0.3

0.3

0
Share premium

11.7

13.0

(9)
Treasury shares

(5.5)

(5.2)

7
Retained earnings

76.2

76.0

0
Other comprehensive income
4

0.9

0.7

38
Total equity attributable to shareholders

83.7

84.8

(1)
Equity attributable to non-controlling interests

0.5

0.5

6
Total equity

84.2

85.3

(1)
Total liabilities and equity

1,561.0

1,606.8

(3)
1 Comparative-period information

has been revised. Refer

to “Note 2 Accounting

for the acquisition of

Credit Suisse Group” in

the “Consolidated financial

statements” section of this

report for more information.

2 Consists of short-term debt issued measured at amortized cost and amounts due to banks, which includes amounts due to central banks.

3 The classification of debt issued measured at amortized cost into short-
term and long-term is based

on original contractual

maturity and therefore long-term

debt also includes debt

with a remaining time

to maturity of less

than one year.

This classification does

not consider any

early
redemption features.

4 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.
Equity (30 June 2024 vs 31 March 2024)
Equity attributable to shareholders decreased

by USD 1,094m to USD 83,683m as of

30 June 2024.
The

decrease

of

USD 1,094m

was

mainly

driven

by

distributions

to

shareholders

of

USD 2,256m,

reflecting

a
dividend

payment of

USD 0.70

per

share.

In

addition, net

treasury

share

activity reduced

equity

by

USD 825m,
predominantly due

to the

purchase of

USD 715m of

shares in

relation to

employee share-based

compensation

plans
and repurchases of USD 151m of shares under

our new, 2024 share repurchase program.

These

decreases

were

partly

offset

by

positive

total

comprehensive

income

attributable

to

shareholders

of
USD 1,596m, reflecting a net profit of USD 1,136m and other comprehensive income (OCI) of USD 460m, and an increase in

deferred share-based

compensation

awards

expensed in

the income

statement

of USD 276m.

OCI mainly
included OCI related to cash flow hedge

OCI of USD 256m and own credit on

financial liabilities designated at

fair
value of USD 228m.

›
Refer to the “Group performance” and “Consolidated financial statements” sections of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to the “Share information and earnings per share”

section of this report for more information about our
share repurchase programs

UBS Group second quarter 2024 report

|
Risk, capital, liquidity and funding, and balance

sheet | Balance sheet and off-balance sheet

54
Liabilities, by product and currency
All currencies of which: USD of which: CHF of which: EUR
USD bn 30.6.24 31.3.24
1
30.6.24 31.3.24
1
30.6.24 31.3.24
1
30.6.24 31.3.24
1
Short-term borrowings 61.7 80.3 32.0 32.4 8.0 28.5 8.6 8.4
of which: amounts due to banks 26.8 47.9 10.0 10.0 7.5 28.1 3.2 3.5 of which: short-term debt issued
2,3
34.9 32.5 22.0 22.3 0.5 0.4 5.4 4.9
Securities financing transactions at amortized cost
14.9 13.0 8.5 8.6 2.7 1.5 2.5 2.6
Customer deposits 756.8 764.0 307.2 313.7 301.9 302.1 76.8 78.4 of which: demand deposits 220.1 222.0 54.8 56.1 101.3 101.4 35.3 35.1 of which: retail savings / deposits 177.8 175.5 31.0 29.6 142.7 141.7 4.0 4.1 of which: sweep deposits 35.7 37.6 35.7 37.6 0.0 0.0 0.0 0.0 of which: time deposits 323.3 328.8 185.8 190.3 57.9 58.9 37.5 39.2
Debt issued designated at fair value and long-term debt issued measured at
amortized cost
3 307.5 310.6 174.8 177.0 42.6 41.6 64.5 65.3
Trading liabilities 33.5 35.8 12.7 11.0 1.1 1.4 9.7 10.1
Derivatives and cash collateral payables on derivative instruments
181.9 200.3 145.0 156.2 3.5 5.7 21.0 24.0
Brokerage payables 46.2 46.6 35.4 35.7 0.7 0.6 2.9 2.9
Other financial liabilities measured at amortized cost

21.4 21.4 11.5 11.5 4.2 4.2 1.5 1.9
Other financial liabilities designated at fair value 31.9 28.1 6.1 4.1 0.1 0.1 4.9 3.9
Non-financial liabilities
21.0 21.5 11.5 12.6 3.8 2.9 2.9 3.5
Total liabilities 1,476.8 1,521.5 744.8 762.8 368.6 388.5 195.0 200.8
1 Comparative-period information has been revised.

Refer to “Note 2 Accounting for the acquisition of

the Credit Suisse Group” in the “Consolidated financial

statements” section of this report for more information.

2 Short-term debt issued consists of certificates

of deposit, commercial paper,

acceptances and promissory notes,

and other money market paper.

3 The classification of

debt issued measured at amortized

cost into
short-term and long-term is based on original contractual maturity and therefore long-term debt also includes debt with a remaining time to maturity of less than one year. This classification does not consider any early
redemption features.
Off-balance sheet (30 June 2024 vs 31

March 2024)
There

was a

decrease

of USD 5.4bn

in irrevocable

loan commitments,

primarily driven

by

Personal &

Corporate
Banking.

There

was

a

USD 7.9bn

decrease

in

forward

starting

reverse

repurchase

and

securities

borrowing
agreements, mainly driven by roll-offs of trades measured at amortized cost, with the new trades measured at fair
value and these agreements being accounted for as

derivative.
Off-balance sheet
As of % change from
USD bn
30.6.24 31.3.24 31.3.24
Guarantees
1,2

38.8

39.6

(2)
Irrevocable loan commitments
1

81.9

87.3

(6)
Committed unconditionally revocable credit lines

148.9

150.9

(1)
Forward starting reverse repurchase and securities borrowing agreements

9.7

17.6

(45)
1 Guarantees and irrevocable loan commitments are shown net of sub-participations.

2 Includes guarantees measured at fair value through profit or loss.

UBS Group second quarter 2024 report

|
Risk, capital, liquidity and funding, and balance

sheet | Share information and earnings per share

55
Share information and earnings per share
UBS Group AG

shares

are

listed

on

the

SIX

Swiss

Exchange

(SIX).

They

are

also

listed

on

the

New

York

Stock
Exchange (the NYSE) as global registered shares. Each share has a nominal value of USD 0.10. Shares issued were
unchanged in the second quarter of 2024 compared

with the first quarter of 2024.
We held

260m shares

as of

30 June 2024,

of which

125m shares

had been

acquired under

our 2022

and 2024
share repurchase programs

for cancellation purposes. The remaining 135m shares are primarily held to hedge our share delivery obligations related to employee

share-based compensation and participation

plans.
Treasury shares

held increased

by 4m

shares in

the second

quarter of

2024. This

mainly reflected

16.2m shares
purchased

from

the

market

to

hedge

future

share

delivery

obligations

related

to

employee

share-based
compensation awards and

repurchases of 4.4m shares

under our new, 2024

program, largely offset

by the delivery
of treasury shares under our share-based compensation

plans.
Shares

acquired

under

our

2022

program

totaled

121m

as

of

30 June

2024

for

a

total

acquisition

cost

of
USD 2,277m (CHF 2,138m). This program concluded on 28 March 2024 and the 121m shares repurchased under this program will be canceled by means of a

capital reduction, subject to approval by the shareholders at a future
Annual General Meeting.
On

3 April 2024,

we

launched a

new,

2024

share repurchase

program

of up

to

USD 2bn over

two years.

Four
million shares had been acquired under this program as of 30 June 2024 for a total acquisition cost of USD 135m
(CHF 120m). As

previously communicated,

we expect

to repurchase a

total of up

to USD 1bn of

our shares

in 2024.
›
Refer to the “Equity, CET1 capital and returns” table in the “Group performance” section of this report for more
information about equity attributable to shareholders and tangible equity attributable to shareholders
As of or for the quarter ended As of or for the year ended
30.6.24 31.3.24
1
30.6.23
1
30.6.24 30.6.23
1
Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic

EPS

1,136

1,755

27,331

2,890

28,360
less: (profit) / loss on own equity derivative contracts

0

0

(4)

0

(4)
Net profit / (loss) attributable to shareholders for diluted

EPS

1,136

1,755

27,327

2,890

28,356
.
Weighted average shares outstanding
Weighted average shares outstanding for basic EPS
2

3,212,672,606

3,205,234,203

3,082,139,901

3,208,953,404

3,077,469,608
Effect of dilutive potential shares resulting from notional

employee shares, in-the-money
options and warrants outstanding
3

146,621,312

159,939,399

130,190,947

153,333,034

136,069,754
Weighted average shares outstanding for diluted EPS

3,359,293,918

3,365,173,602

3,212,330,848

3,362,286,438

3,213,539,362
.
Earnings per share (USD)
Basic

0.35

0.55

8.87

0.90

9.22
Diluted

0.34

0.52

8.51

0.86

8.82
.
Shares outstanding and potentially dilutive instruments
Shares issued

3,462,087,722

3,462,087,722

3,462,087,722

3,462,087,722

3,462,087,722
Treasury shares
4

259,953,381

255,661,512

234,314,998

259,953,381

234,314,998
of which: related to the 2022 share repurchase program

120,506,008

120,506,008

120,506,008

120,506,008

120,506,008
of which: related to the 2024 share repurchase program

4,406,000

4,406,000
Shares outstanding

3,202,134,341

3,206,426,210

3,227,772,724

3,202,134,341

3,227,772,724
Potentially dilutive instruments
5

14,636,947

11,621,246

7,790,755

14,680,441

8,105,259
.
Other key figures
Total book value per share (USD)

26.13

26.44

26.48

26.13

26.48
Tangible book value per share (USD)

23.85

24.14

24.13

23.85

24.13
Share price (USD)
6

29.43

30.74

20.20

29.43

20.20
Market capitalization (USD m) 7

101,903

106,440

69,932

101,903

69,932
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 The weighted average shares outstanding

for basic earnings per share (EPS) are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during
the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.

3 The weighted average number of shares
for notional employee awards with performance conditions

reflects all potentially dilutive shares that are expected

to vest under the terms of the awards.

4 Based on a settlement date view.

5 Reflects potential
shares that could dilute basic EPS in the future

but were not dilutive for any of the periods

presented. Mainly includes equity-based awards subject to absolute and relative performance conditions and equity derivative
contracts.

6 Represents the share price

as listed on the SIX Swiss

Exchange, translated to US

dollars using the closing exchange

rate as of the respective

date.

7 The calculation of

market capitalization reflects
total shares issued multiplied by the share price at the end of the period.
Ticker symbols UBS Group AG Security identification codes
Trading exchange SIX / NYSE Bloomberg Reuters ISIN CH0244767585
SIX Swiss Exchange UBSG UBSG SW UBSG.S Valoren 24 476 758
New York Stock Exchange UBS UBS UN UBS.N CUSIP CINS H42097 10 7

UBS Group second quarter 2024 report

|
Consolidated financial statements

56
Consolidated financial
statements
Unaudited
Table of contents
UBS Group AG interim consolidated financial statements
(unaudited)
57
Income statement
58
Statement of comprehensive income
59
Balance sheet
60
Statement of changes in equity
61
Statement of cash flows
62
1

Basis of accounting
64
2

Accounting for the acquisition of the Credit Suisse Group
68
3

Segment reporting
69
4

Net interest income
70
5

Net fee and commission income
70
6

Other income
70
7

Personnel expenses
71
8

General and administrative expenses
71
9

Expected credit loss measurement
79
10
Fair value measurement
85
11

Derivative instruments
86
12

Other assets and liabilities
87
13

Debt issued designated at fair value
87
14

Debt issued measured at amortized cost
87
15
Provisions and contingent liabilities

UBS Group second quarter 2024 report

|
Consolidated financial statements | UBS Group

AG interim consolidated financial statements

(unaudited)

57
UBS Group AG interim consolidated financial
statements (unaudited)
Income statement
For the quarter ended Year-to-date
USD m Note 30.6.24 31.3.24 30.6.23
1
30.6.24 30.6.23
1
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income 4
9,320
10,078
6,998
19,399
11,775
Interest expense from financial instruments measured at

amortized cost
4
(9,319)
(9,724)
(5,880)
(19,042)
(9,695)
Net interest income from financial instruments measured

at fair value through profit or loss and other
4
1,533
1,585
589
3,118
1,015
Net interest income 4
1,535
1,940
1,707
3,475
3,095
Other net income from financial instruments measured

at fair value through profit or loss
3,684
4,182
2,517
7,866
5,198
Fee and commission income 5
7,211
7,080
5,635
14,291
10,688
Fee and commission expense 5
(679)
(588)
(507)
(1,268)
(954)
Net fee and commission income 5
6,531
6,492
5,128
13,023
9,734
Other income 6
154
124
188
278
258
Total revenues
11,904
12,739
9,540
24,642
18,284
Negative goodwill 2
27,264
27,264
Credit loss expense / (release) 9
95
106
623
201
662
Personnel expenses 7
7,119
6,949
5,651
14,068
10,271
General and administrative expenses 8
2,318
2,413
1,968
4,731
4,033
Depreciation, amortization and impairment of non-financial

assets
903
895
866
1,798
1,391
Operating expenses
10,340
10,257
8,486
20,597
15,696
Operating profit / (loss) before tax
1,469
2,376
27,695
3,844
29,191
Tax expense / (benefit)
293
612
361
905
820
Net profit / (loss)
1,175
1,764
27,334
2,939
28,371
Net profit / (loss) attributable to non-controlling interests
40
9
3
48
11
Net profit / (loss) attributable to shareholders
1,136
1,755
27,331
2,890
28,360
Earnings per share (USD)
Basic
0.35
0.55
8.87
0.90
9.22
Diluted
0.34
0.52
8.51
0.86
8.82
1 Comparative-period information has been revised. Refer to Note 2 for more information.

UBS Group second quarter 2024 report

|
Consolidated financial statements | UBS Group

AG interim consolidated financial statements

(unaudited)

58

Statement of comprehensive income
For the quarter ended Year-to-date
USD m 30.6.24 31.3.24 30.6.23
1
30.6.24 30.6.23
1
Comprehensive income attributable to shareholders
2
Net profit / (loss)
1,136
1,755
27,331
2,890
28,360
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
(268)
(3,473)
754
(3,741)
991
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
291
2,182
(379)
2,473
(506)
Foreign currency translation differences on foreign operations reclassified to the income statement
2
0
(3)
2
(3)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to
the income statement
0
1
(1)
1
(2)
Income tax relating to foreign currency translations, including the effect of net investment hedges
0
13
(4)
13
(5)
Subtotal foreign currency translation, net of tax
25
(1,277)
368
(1,252)
474
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax
0
0
0
0
2
Net realized (gains) / losses reclassified to the income statement from equity
0
0
0
0
0
Income tax relating to net unrealized gains / (losses)
0
0
0
0
0
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
0
0
0
0
2
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
(417)
(1,246)
(1,314)
(1,663)
(928)
Net (gains) / losses reclassified to the income statement from equity
668
544
410
1,212
759
Income tax relating to cash flow hedges
5
119
130
124
0
Subtotal cash flow hedges, net of tax
256
(583)
(775)
(327)
(169)
Cost of hedging
Cost of hedging, before tax
(19)
(9)
11
(28)
6
Income tax relating to cost of hedging
0
0
0
0
0
Subtotal cost of hedging, net of tax
(19)
(9)
11
(28)
6
Total other comprehensive income that may be reclassified to the income statement, net of tax
262
(1,870)
(397)
(1,608)
312
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax
(38)
(62)
(17)
(100)
8
Income tax relating to defined benefit plans
8
6
(35)
14
(29)
Subtotal defined benefit plans, net of tax
(30)
(56)
(53)
(87)
(21)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
231
(69)
(473)
161
(404)
Income tax relating to own credit on financial liabilities designated at fair value
(3)
2
60
(1)
43
Subtotal own credit on financial liabilities designated at

fair value, net of tax
228
(68)
(413)
160
(362)
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
198
(124)
(466)
73
(383)
Total other comprehensive income
460
(1,994)
(862)
(1,535)
(71)
Total comprehensive income attributable to shareholders
1,596
(240)
26,469
1,356
28,289
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)
40
9
3
48
11
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
(21)
(14)
(5)
(35)
0
Total comprehensive income attributable to non-controlling interests
18
(5)
(2)
13
11
Total comprehensive income
Net profit / (loss)
1,175
1,764
27,334
2,939
28,371
Other comprehensive income
439
(2,008)
(867)
(1,570)
(71)
of which: other comprehensive income that may be reclassified to the income statement
262
(1,870)
(397)
(1,608)
312
of which: other comprehensive income that will not be reclassified to the income statement
176
(138)
(470)
38
(383)
Total comprehensive income
1,614
(245)
26,467
1,369
28,300
1 Comparative-period information has been revised. Refer to Note 2 for more information.

2 Refer to the “Group performance” section of this report for more information.

UBS Group second quarter 2024 report

|
Consolidated financial statements | UBS Group

AG interim consolidated financial statements

(unaudited)

59

Balance sheet
USD m Note 30.6.24 31.3.24
1
31.12.23
1
Assets
Cash and balances at central banks
248,336
271,439
314,060
Amounts due from banks
21,959
22,128
21,146
Receivables from securities financing transactions measured at amortized cost
82,028
101,650
99,039
Cash collateral receivables on derivative instruments 11
43,637
46,714
50,082
Loans and advances to customers 9
599,105
605,108
639,669
Other financial assets measured at amortized cost 12
60,431
62,707
65,455
Total financial assets measured at amortized cost
1,055,494
1,109,745
1,189,451
Financial assets at fair value held for trading 10
162,025
160,104
169,633
of which: assets pledged as collateral that may be sold or repledged by counterparties
43,452
49,382
51,263
Derivative financial instruments 10, 11
139,597
159,229
176,084
Brokerage receivables 10
25,273
22,796
21,037
Financial assets at fair value not held for trading 10
123,266
99,612
104,018
Total financial assets measured at fair value through profit or loss
450,161
441,741
470,773
Financial assets measured at fair value through other comprehensive income 10
2,167
2,078
2,233
Investments in associates
2,236
2,250
2,373
Property, equipment and software
16,440
16,770
17,849
Goodwill and intangible assets
7,313
7,384
7,515
Deferred tax assets
10,651
10,614
10,682
Other non-financial assets 12
16,514
16,217
16,049
Total assets
1,560,976
1,606,798
1,716,924
Liabilities
Amounts due to banks
26,750
47,857
70,962
Payables from securities financing transactions measured at amortized cost
14,872
12,961
14,394
Cash collateral payables on derivative instruments

11
32,843
37,293
41,582
Customer deposits
756,830
763,959
792,029
Debt issued measured at amortized cost

14
229,223
226,251
237,817
Other financial liabilities measured at amortized cost

12
21,383
21,356
20,851
Total financial liabilities measured at amortized cost
1,081,902
1,109,677
1,177,633
Financial liabilities at fair value held for trading

10
33,493
35,758
34,159
Derivative financial instruments 10, 11
149,069
163,042
192,181
Brokerage payables designated at fair value

10
46,198
46,628
42,522
Debt issued designated at fair value 10, 13
113,209
116,806
128,289
Other financial liabilities designated at fair value 10, 12
31,875
28,140
29,484
Total financial liabilities measured at fair value through profit or loss
373,844
390,374
426,635
Provisions and contingent liabilities

15
9,293
11,076
12,412
Other non-financial liabilities

12
11,720
10,388
14,089
Total liabilities
1,476,758
1,521,515
1,630,769
Equity
Share capital
346
346
346
Share premium
11,742
12,972
13,216
Treasury shares
(5,498)
(5,157)
(4,796)
Retained earnings
76,176
75,952
74,397
Other comprehensive income recognized directly in equity, net of tax
917
663
2,462
Equity attributable to shareholders
83,683
84,777
85,624
Equity attributable to non-controlling interests
535
506
531
Total equity
84,218
85,283
86,156
Total liabilities and equity
1,560,976
1,606,798
1,716,924
1 Comparative-period information has been revised. Refer to Note 2 for more information.

UBS Group second quarter 2024 report

|
Consolidated financial statements | UBS Group

AG interim consolidated financial statements

(unaudited)

60

Statement of changes in equity
USD m
Share
capital and
share
premium
Treasury
shares
Retained
earnings
OCI
recognized
directly in
equity,
net of tax
1
of which:
foreign
currency
translation
of which:
cash flow
hedges
Total equity
attributable to
shareholders
Balance as of 1 January 2024
2,3
13,562
(4,796)
74,397
2,462
5,584
(3,109)
85,624
Acquisition of treasury shares
(1,900)
4
(1,900)
Delivery of treasury shares under share-based compensation

plans
(1,051)
1,133
82
Other disposal of treasury shares
1
65
4
66
Share-based compensation expensed in the income statement
610
610
Tax (expense) / benefit
14
14
Dividends
(1,128)
5
(1,128)
5
(2,256)
Equity classified as obligation to purchase own shares
(27)
(27)
Translation effects recognized directly in retained earnings
(63)
63
63
0
Share of changes in retained earnings of associates and

joint ventures
(1)
(1)
New consolidations / (deconsolidations) and other increases

/ (decreases)
106
8
114
Total comprehensive income for the period
2,964
(1,608)
(1,252)
(327)
1,356
of which: net profit / (loss)
2,890
2,890
of which: OCI, net of tax
73
(1,608)
(1,252)
(327)
(1,535)
Balance as of 30 June 2024 2
12,089
(5,498)
76,176
917
4,332
(3,373)
83,683
Non-controlling interests as of 30 June 2024
535
Total equity as of 30 June 2024
84,218
Balance as of 1 January 2023
2
13,850
(6,874)
50,004
(103)
4,128
(4,234)
56,876
Purchase price consideration for Credit Suisse Group acquisition,

before consideration of
share-based compensation awards
6
619
2,928
3,547
Impact of share-based compensation awards from Credit Suisse Group acquisition
6
162
162
Impact of the settlement of pre-existing relationships from

Credit Suisse Group acquisition
6
(61)
(61)
Acquisition of treasury shares
(2,318)
4
(2,318)
Delivery of treasury shares under share-based compensation

plans
(798)
876
78
Other disposal of treasury shares
(1)
126
4
125
Cancellation of treasury shares related to the 2021

share repurchase program
7
(561)
1,115
(554)
0
Share-based compensation expensed in the income statement
445
445
Tax (expense) / benefit
5
5
Dividends
(839)
5
(839)
5
(1,679)
Equity classified as obligation to purchase own shares
(19)
(19)
Translation effects recognized directly in retained earnings
48
(48)
(48)
0
New consolidations / (deconsolidations) and other increases

/ (decreases)
2
2
Total comprehensive income for the period
27,977
312
474
(169)
28,289
of which: net profit / (loss)
28,360
28,360
of which: OCI, net of tax
(383)
312
474
(169)
(71)
Balance as of 30 June 2023
2,3
12,867
(4,208)
76,636
161
4,602
(4,451)
85,455
Non-controlling interests as of 30 June 2023
636
8
Total equity as of 30 June 2023
86,091
1 Excludes other comprehensive income related to defined

benefit plans and own credit that is recorded

directly in Retained earnings.

2 Excludes non-controlling interests.

3 Comparative-period information has
been revised. Refer to Note 2 for more information.

4 Includes treasury shares acquired and disposed of by the Investment Bank in its capacity as a market maker with regard to UBS

shares and related derivatives,
and to hedge

certain issued structured

debt instruments. These

acquisitions and disposals

are reported based

on the sum

of the net monthly

movements.

5 Reflects the payment

of an ordinary

cash dividend of
USD
0.70

per dividend-bearing share in May

2024 (2023: USD
0.55

per dividend-bearing share paid in April

2023). Swiss tax law requires

Switzerland-domiciled companies with shares listed on

a Swiss stock exchange
to pay no more than
50
% of dividends from

capital contribution reserves,

with the remainder required

to be paid from retained

earnings.

6 Refer to Note 2

for more information.

7 Reflects the cancellation of
62,548,000

shares purchased under UBS’s

2021 share repurchase program

as approved by shareholders

at the 2023 Annual

General Meeting. Swiss

tax law requires Switzerland-domiciled

companies with shares
listed on a Swiss stock exchange to reduce capital contribution reserves by at least
50
% of the total capital reduction amount exceeding the nominal value upon cancellation of the shares.

8 Includes an increase of
USD
285
m in the second quarter of 2023 due to the acquisition of the Credit Suisse Group.

UBS Group second quarter 2024 report

|
Consolidated financial statements | UBS Group

AG interim consolidated financial statements

(unaudited)

61
Statement of cash flows
Year-to-date
USD m 30.6.24 30.6.23
1
Cash flow from / (used in) operating activities
Net profit / (loss)
2,939
28,371
Non-cash items included in net profit and other adjustments
Depreciation, amortization and impairment of non-financial

assets
1,798
1,391
Credit loss expense / (release)
201
662
Share of net (profits) / loss of associates and joint ventures and impairment related to associates
(110)
(36)
Deferred tax expense / (benefit)
127
(35)
Net loss / (gain) from investing activities
95
(84)
Net loss / (gain) from financing activities
(3,961)
4,843
Negative goodwill
(27,264)
Other net adjustments
2
18,094
(1,559)
Net change in operating assets and liabilities 2
Amounts due from banks and amounts due to banks
675
6,017
Receivables from securities financing transactions measured at amortized cost
13,812
7,314
Payables from securities financing transactions measured at amortized cost
(38)
6,114
Cash collateral on derivative instruments
(2,120)
(3,409)
Loans and advances to customers
13,445
13,675
Customer deposits
(9,900)
(11,419)
Financial assets and liabilities at fair value held for trading and derivative financial instruments
(4,779)
(5,782)
Brokerage receivables and payables
(101)
(5,141)
Financial assets at fair value not held for trading and other financial assets and liabilities
(15,110)
4,033
Provisions and other non-financial assets and liabilities
(1,986)
901
Income taxes paid, net of refunds
(1,223)
(925)
Net cash flow from / (used in) operating activities
3
11,858
17,665
Cash flow from / (used in) investing activities
Cash and cash equivalents acquired upon the acquisition of the

Credit Suisse Group
108,406
Purchase of subsidiaries, associates and intangible assets
0
1
Disposal of subsidiaries, associates and intangible assets
55
45
Purchase of property, equipment and software
(913)
(830)
Disposal of property, equipment and software
40
1
Net (purchase) / redemption of financial assets measured

at fair value through other comprehensive income
369
24
Purchase of debt securities measured at amortized cost
(1,850)
(7,541)
Disposal and redemption of debt securities measured at amortized cost
4,848
4,659
Net cash flow from / (used in) investing activities
2,549
104,765
Cash flow from / (used in) financing activities
Repayment of Swiss National Bank funding
(42,587)
(27,813)
Net issuance (repayment) of short-term debt measured at amortized cost
(3,384)
5,203
Net movements in treasury shares and own equity derivative

activity
(1,786)
(2,136)
Distributions paid on UBS shares
(2,256)
(1,679)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
59,080
51,420
Repayment of debt designated at fair value and long-term debt measured at amortized cost
(71,389)
(49,777)
Inflows from securities financing transactions measured at amortized cost
4
2,863
Outflows from securities financing transactions measured at amortized cost
4
(2,052)
Net cash flows from other financing activities
(404)
(274)
Net cash flow from / (used in) financing activities
(61,916)
(25,056)
Total cash flow
Cash and cash equivalents at the beginning of the period
340,207
195,321
Net cash flow from / (used in) operating, investing and financing activities
(47,510)
97,374
Effects of exchange rate differences on cash and cash equivalents
2
(13,733)
2,960
Cash and cash equivalents at the end of the period
5
278,964
295,656
of which: cash and balances at central banks
5
248,336
261,415
of which: amounts due from banks
5
19,811
21,981
of which: money market paper
5,6
10,818
12,259
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash
28,362
17,243
Interest paid in cash
24,087
11,604
Dividends on equity investments, investment funds and associates received in cash
7
1,529
1,314
1 Comparative-period

information has been

revised. Refer

to Note 2

for more information.

2 Foreign currency

translation and

foreign exchange effects

on operating

assets and liabilities

and on cash

and cash
equivalents are

presented within

the Other

net adjustments

line. Does

not include

foreign currency

hedge effects

related to

foreign exchange

swaps.

3 Includes cash

receipts from

the sale

of loans

and loan
commitments of USD
9,857
m and USD
711
m within the Non-core and Legacy business

division for the six-month periods ended 30 June 2024

and 30 June 2023, respectively.

4 Reflects cash flows from securities
financing transactions measured at amortized cost that

use UBS debt instruments as the underlying.

5 Includes only balances with an original maturity of

three months or less.

6 Money market paper is included
in the balance sheet under Financial assets at fair value not held for trading (30 June 2024: USD
9,479
m; 30 June 2023: USD
11,019
m), Other financial assets measured at amortized cost (30 June 2024: USD
565
m;
30 June 2023: USD
603
m), Financial assets measured at fair value through other comprehensive income (30 June 2024: USD
344
m; 30 June 2023: USD
0
m) and Financial assets at fair value held for trading (30 June
2024: USD
430
m; 30 June 2023: USD
637
m).

7 Includes dividends received from associates reported within Net cash flow from / (used in) investing activities.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

62
Notes to the UBS Group AG interim consolidated
financial statements (unaudited)

Note 1

Basis of accounting
Basis of preparation
The consolidated

financial statements

(the financial

statements) of

UBS Group AG and

its subsidiaries

(together,
UBS

or

the

Group)

are

prepared

in

accordance

with

IFRS

Accounting

Standards, as

issued

by

the

International
Accounting Standards

Board (the

IASB), and

are

presented in

US

dollars. These

interim

financial statements

are
prepared in accordance with IAS 34, Interim Financial Reporting .
In preparing

these interim financial

statements, the same

accounting policies and

methods of

computation have
been applied as in the

UBS Group AG consolidated annual

financial statements for

the period ended 31 December
2023, except for the changes described in this Note and changes in segment reporting as set out in Note 3. These
interim

financial

statements

are

unaudited

and

should

be

read

in

conjunction

with

UBS Group AG’s

audited
consolidated financial statements in

the UBS Group Annual Report

2023 and the “Management

report” sections
of this report. In the opinion of management, all necessary adjustments have been made for a fair presentation of
the Group’s financial position, results of

operations and cash flows.
Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information about areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Material accounting policies” in the “Consolidated financial statements” section of the UBS Group Annual Report 2023.
Amendments to IAS 12,

Income Taxes
UBS

has

applied

for

the

purposes

of

these

financial

statements

the

exception

that

was

introduced

by

the
amendments to

IAS 12,
Income Taxes
, issued in

May 2023

in relation to

top-up taxes

on income

under Global

Anti-
Base Erosion

Rules that

have been

imposed under

legislation that

has been

enacted or

substantively enacted

to
implement the Pillar

Two model rules published by the

Organisation for Economic

Co-operation and Development.
The exception

requires that

deferred tax

assets and

deferred tax

liabilities be

neither recognized

nor disclosed

in
respect of such top-up taxes.
Other amendments to IFRS Accounting Standards
A number of minor amendments

to IFRS Accounting Standards became

effective from 1 January 2024 or

later and
have had no material effect on the Group.
IFRS 18,
Presentation and Disclosure in Financial

Statements
In April 2024, the IASB issued a new standard,

IFRS 18,
Presentation and Disclosure in Financial Statements,

which
replaces IAS 1, Presentation of Financial Statements
. The main changes introduced by IFRS 18 relate

to:
– the structure of income statements;
–
new disclosure requirements for management performance

measures; and
–
enhanced guidance on

aggregation / disaggregation of information on

the face of

financial statements and

in
the notes thereto.
IFRS 18 is effective from 1 January 2027 and

will also apply to comparative information. UBS

will first apply these
new requirements in

the Annual Report

2027 and, for

interim reporting, in

the first quarter

2027 interim report.
UBS is assessing the

impact of the new

requirements on its

reporting, but expects it

to be limited. UBS

will take the
opportunity to refine the grouping of items in the primary financial statements and in the notes thereto based on
new principles of aggregation and disaggregation

in IFRS 18.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

63
Note 1

Basis of accounting (continued)
Amendments to IFRS 9, Financial Instruments , and IFRS 7, Financial Instruments: Disclosures
In

May

2024,

the

IASB

issued
Amendments

to

the

Classification

and

Measurement

of

Financial

Instruments

–
Amendments to IFRS 9 and IFRS 7

(the Amendments).

The Amendments relate to:
–
derecognition of financial liabilities settled

through electronic transfer;
–
assessment

of

contractual

cash

flow

characteristics

in

classifying

financial

assets,

including

those

with
environmental, social and

corporate governance and

similar features, non-recourse

features, and

contractually
linked instruments; and
–
disclosure of information about

financial instruments with contingent features

that can change

the amount of
contractual

cash

flows,

as

well

as

equity

instruments

designated

at

fair

value

through

other

comprehensive
income.
The Amendments

are effective

from 1 January 2026,

with early

application permitted either

for the

entire set

of
amendments or

for only

those that relate

to classification of

financial instruments. UBS

is currently

assessing the
impact of the new requirements on its financial

statements.

Currency translation rates
The

following table

shows the

rates of

the main

currencies used

to translate

the financial

information of

UBS’s
operations with a functional currency other

than the US dollar into US dollars.

Closing exchange rate Average rate
1
As of For the quarter ended Year-to-date
30.6.24 31.3.24 31.12.23 30.6.23 30.6.24 31.3.24 30.6.23 30.6.24 30.6.23
1 CHF
1.11
1.11
1.19
1.12
1.10
1.13
1.11
1.12
1.11
1 EUR
1.07
1.08
1.10
1.09
1.07
1.08
1.09
1.08
1.09
1 GBP
1.26
1.26
1.28
1.27
1.26
1.26
1.27
1.26
1.24
100 JPY
0.62
0.66
0.71
0.69
0.63
0.67
0.71
0.65
0.73
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates.

Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of the Group with the same functional

currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

64

Note 2

Accounting for the acquisition of the Credit

Suisse Group
The transaction
On 12 June

2023, UBS Group AG

acquired Credit

Suisse Group AG,

succeeding by

operation of

Swiss law

to all
assets and liabilities of Credit Suisse Group AG, and became the direct or indirect shareholder of all of the

former
direct and indirect subsidiaries of

Credit Suisse Group AG. The acquisition

of Credit Suisse Group AG constituted

a
business combination under IFRS 3,
Business Combinations
, and was required to be accounted for by applying the
acquisition method of accounting.

IFRS 3 measurement period adjustments

for the acquisition of the Credit Suisse

Group
The acquisition of

Credit Suisse Group

AG was made

without the ordinary

due diligence procedures

and outside
the conventional time

frame for an

acquisition of

this scale and

nature. As

such, complete

information about all
relevant facts and

circumstances as of

the acquisition date

was not practically

available to UBS

at the time

when
the initial acquisition accounting was applied for the purpose of the UBS Group second quarter 2023 report, with the amounts that form part of

the business combination accounting therefore

considered provisional and subject
to further measurement period

adjustments if new

information about facts

and circumstances existing on

the date
of the acquisition were to

be obtained within one year from

the acquisition date. The acquisition of Credit

Suisse
Group AG resulted in

provisional negative

goodwill of

USD
27.7
bn reported

in the

UBS Group

Annual Report

2023.

For details

of the

accounting for the

acquisition, including measurement

period adjustments effected

during the
year ended 31 December

2023, refer to

“Note 1a Material accounting

policies” and “Note 2

Accounting for the
acquisition of

the Credit

Suisse Group”

in the

“Consolidated financial

statements”

section of

the UBS

Group Annual
Report 2023.

In the

second quarter

of 2024,

in light of

the additional

information about

circumstances existing

on the

acquisition
date that became available to management, IFRS 3 measurement period adjustments of USD
0.2
bn were made in
relation to
Provisions and contingent liabilities
(refer to
“Change in provisions and contingent

liabilities”

below). In
addition,

fair

value

measurement

adjustments

of

USD
0.3
bn

were

made

to

the

acquisition

date

fair

values

of
exposures associated with Russia, as well as

other positions in Non-core and Legacy,

following the completion of a
detailed review.

The adjustments

reflect management’s

final conclusions

on critical

assumptions and

judgments,
which are within a range of reasonably possible outcomes, relating to significant uncertainties that existed on the
acquisition date. Comparative-period information

has been revised accordingly.

The measurement

period adjustments

effected in

the second

quarter of

2024 resulted

in a

decrease in

negative
goodwill to USD
27.3
bn from the provisional

amount of USD
27.7
bn previously reported

in the UBS Group Annual
Report 2023. Retained earnings

have been revised

to reflect the

impact on the

prior-period income statement of
net

USD
0.5
bn.

With

the

measurement

period

adjustments

effected

in

the

second

quarter

of

2024

and

the
finalization of the amount of negative goodwill,

the acquisition accounting for the transaction

is complete.
Change in provisions and contingent liabilities
In

addition

to

the

existing

USD
1.3
bn

litigation provisions

previously

recorded

by

the

Credit

Suisse

Group,

UBS
recognized

on

the

acquisition

date

USD
5.6
bn

in
Provisions

and

contingent

liabilities

for

additional

litigation
provisions

and contingent

liabilities, which

includes USD
1.6
bn

for litigation

provisions

to reflect

management’s
assessment

of

the

associated

probability,

timing

and

amount

considering

new

information,

and

USD
4.0
bn
contingent liabilities for certain

obligations in respect of

litigation, regulatory and similar

matters identified in the
purchase

price

allocation.

The

timing

and

actual

amount

of

outflows

associated

with

litigation

matters

are
uncertain.

UBS

has

continued

to

assess

the

development

of

these

obligations

and

the

amount

and

timing

of
potential outflows. The

USD
4.0
bn of

contingent liabilities reflect

an increase

of USD
0.2
bn from

the USD
3.8
bn
previously reported in the UBS Group Annual Report 2023.
Effect of measurement period adjustments on

the acquisition date balance sheet

The table

below sets

out the

identifiable net

assets attributable

to the

acquisition of

the Credit

Suisse Group

as
adjusted to reflect

the effects of

measurement period adjustments

made in the

second quarter

of 2024, as

detailed
above.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

65
Note 2

Accounting for the acquisition of the Credit

Suisse Group (continued)

USD m
Purchase price consideration, after consideration of share-based compensation awards
3,710
Credit Suisse Group net identifiable assets on the acquisition date
Assets
As previously
reported in the
Annual Report 2023
Measurement period
adjustment Revised
Cash and balances at central banks
93,012
(89)
92,923
Amounts due from banks
13,590
(15)
13,575
Receivables from securities financing transactions measured at amortized cost
26,194
26,194
Cash collateral receivables on derivative instruments
20,878
20,878
Loans and advances to customers
247,219
(175)
247,044
Other financial assets measured at amortized cost
13,428
(43)
13,385
Total financial assets measured at amortized cost
414,322
(322)
414,000
Financial assets at fair value held for trading
56,237
56,237
Derivative financial instruments
62,162
62,162
Brokerage receivables
366
366
Financial assets at fair value not held for trading
54,199
54,199
Total financial assets measured at fair value through profit or loss
172,964
172,964
Financial assets measured at fair value through other comprehensive income
0
0
Investments in associates
1,569
1,569
Property, equipment and software
6,055
6,055
Intangible assets
1,287
1,287
Deferred tax assets
998
998
Other non-financial assets
6,892
6,892
Total assets
604,088
(322)
603,766
Liabilities
Amounts due to banks
107,617
107,617
Payables from securities financing transactions measured at amortized cost
11,911
11,911
Cash collateral payables on derivative instruments
10,939
10,939
Customer deposits
183,119
183,119
Debt issued measured at amortized cost
110,491
110,491
Other financial liabilities measured at amortized cost
7,992
7,992
Total financial liabilities measured at amortized cost
432,070
432,070
Financial liabilities at fair value held for trading
5,711
5,711
Derivative financial instruments
67,782
67,782
Brokerage payables designated at fair value
316
316
Debt issued designated at fair value
44,909
44,909
Other financial liabilities designated at fair value
7,574
7,574
Total financial liabilities measured at fair value through profit or loss
126,292
126,292
Provisions and contingent liabilities
9,945
161
10,106
Other non-financial liabilities
3,901
3,901
Total liabilities
572,209
161
572,370
Non-controlling interests
(285)
(285)
Fair value of net assets acquired
31,594
(483)
31,110
Settlement of pre-existing relationships
135
135
Negative goodwill resulting from the acquisition
27,748
(483)
27,264

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

66
Note 2

Accounting for the acquisition of the Credit

Suisse Group (continued)
The

tables

below

set

out

the

consequential

impact

of

the

measurement

period

adjustments

on

the

previously
reported income statements for the

six-month period ended 30 June 2023

and the quarter ended

30 June 2023,
the balance

sheets as

of 31 March 2024

and 31 December

2023, and

the cumulative

effect of measurement

period
adjustments on the statement of cash flows

for the six-month period ended 30 June 2023.

Effect of the measurement period adjustments on the income statement for the six-month period and the quarter ended 30 June 2023
For the six-month period ended 30 June 2023 For the quarter ended 30 June 2023
USD m
Including
measurement
period
adjustments
made in the
third quarter
2023
Measurement
period
adjustment
made in the
Annual Report
2023
Measurement
period
adjustments
made in the
second
quarter 2024 Revised
As previously
reported in the
third quarter
2023 report
Measurement
period
adjustment
made in the
Annual Report
2023
Measurement
period
adjustments
made in the
second quarter
2024 Revised
Net interest income
3,095
3,095
1,707
1,707
Other net income from financial instruments measured
at fair value through profit or loss
5,198
5,198
2,517
2,517
Fee and commission income
10,688
10,688
5,635
5,635
Fee and commission expense
(954)
(954)
(507)
(507)
Net fee and commission income
9,734
9,734
5,128
5,128
Other income
258
258
188
188
Total revenues
18,284
18,284
9,540
9,540
Negative goodwill
28,925
(1,177)
(483)
27,264
28,925
(1,177)
(483)
27,264
Credit loss expense / (release)
662
662
623
623
Operating expenses
15,696
15,696
8,486
8,486
Operating profit / (loss) before tax
30,852
(1,177)
(483)
29,191
29,356
(1,177)
(483)
27,695
Tax expense / (benefit)
820
820
361
361
Net profit / (loss)
30,032
(1,177)
(483)
28,371
28,995
(1,177)
(483)
27,334
Net profit / (loss) attributable to non-controlling
interests
11
11
3
3
Net profit / (loss) attributable to shareholders
30,021
(1,177)
(483)
28,360
28,992
(1,177)
(483)
27,331

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

67
Note 2

Accounting for the acquisition of the Credit

Suisse Group (continued)

Effect of the measurement period adjustments on the balance sheet as of 31 March 2024 and 31 December 2023
USD m As of 31 March 2024 As of 31 December 2023
Assets
As previously
reported in the
first quarter
2024 report
Measurement
period
adjustment
made in the
second quarter
2024 Revised
As previously
reported in the
first quarter
2024 report
Measurement
period
adjustment
made in the
second quarter
2024 Revised
Total financial assets measured at amortized cost
1,110,067
(322)
1,109,745
1,189,773
(322)
1,189,451
of which: Cash and balances at central banks
271,527
(89)
271,439
314,148
(89)
314,060
of which: Amounts due from banks
22,143
(15)
22,128
21,161
(15)
21,146
of which: Loans and advances to customers
605,283
(175)
605,108
639,844
(175)
639,669
of which: Other financial assets measured at amortized cost
62,750
(43)
62,707
65,498
(43)
65,455
Total assets
1,607,120
(322)
1,606,798
1,717,246
(322)
1,716,924
Liabilities
Provisions and contingent liabilities
10,914
161
11,076
12,250
161
12,412
Total liabilities
1,521,354
161
1,521,515
1,630,607
161
1,630,769
Equity
Equity attributable to shareholders
85,260
(483)
84,777
86,108
(483)
85,624
of which: Retained earnings
76,436
(483)
75,952
74,880
(483)
74,397
Total equity
85,766
(483)
85,283
86,639
(483)
86,156
Total liabilities and equity
1,607,120
(322)
1,606,798
1,717,246
(322)
1,716,924

Effect of the measurement period adjustments on the statement of cash flows for the six-month period ended 30 June
2023
For the six-month period ended 30 June 2023
USD m
As previously
reported in the
third quarter
2023 report
Cumulative
measurement
period
adjustment Revised
Cash flow from / (used in) operating activities
Net profit / (loss)
30,032
(1,661)
28,371
of which: Negative goodwill
(28,925)
1,661
(27,264)
Net cash flow from / (used in) operating activities
17,665
17,665
of which: Loans and advances to customers and customer deposits
1,542
714
2,256
of which: Financial assets and liabilities at fair value held for trading and derivative financial instruments
(7,050)
1,268
(5,782)
of which: Financial assets at fair value not held for trading and other financial assets and liabilities
6,015
(1,982)
4,033
Net cash flow from / (used in) investing activities
104,869
(104)
104,765
of which: Cash and cash equivalents acquired upon acquisition of the Credit Suisse Group
108,510
(104)
108,406
Net cash flow from / (used in) financing activities
(25,056)
(25,056)
Total cash flow
Cash and cash equivalents at the beginning of the period
195,321
195,321
Net cash flow from / (used in) operating, investing and financing activities
97,478
(104)
97,374
Effects of exchange rate differences on cash and cash equivalents
2,960
2,960
Cash and cash equivalents at the end of the period
295,759
(104)
295,656
of which: cash and balances at central banks
261,504
(89)
261,415
of which: amounts due from banks
21,996
(15)
21,981
of which: money market paper
12,259
12,259

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

68
Note 2

Accounting for the acquisition of the Credit

Suisse Group (continued)
Conclusion of an investment management agreement

with Apollo and the transfer of senior

secured
asset-based financing
In

the

first

quarter

of

2024,

Credit

Suisse

entered

into

agreements

with

entities

managed

by

Atlas

Securitized
Products Management Holdings

(Atlas) and

other affiliates

of Apollo Management

Holdings (collectively,

Apollo)
to

conclude

the

investment

management

agreement

under

which

Atlas

has

managed

Credit

Suisse’s

retained
portfolio of

assets of

its

former securitized

products group.

Following the

closure of

this

agreement,

the assets
previously managed by Atlas are to be managed in

Non-core and Legacy.

The parties also agreed to conclude the
transition services

agreement under

which Credit

Suisse has

provided services

to Atlas.

In addition,

Credit Suisse AG
entered into

an agreement

with Apollo

Capital Management

(ACM) and

other parties

managed, controlled

and / or
advised by

ACM or

its affiliates

(collectively,

the Assignees)

to transfer

USD
8.0
bn of

senior secured

asset-based
financing, with

USD
6.0
bn funded

as of

31 December 2023

recognized as

financial assets

at fair

value held

for
trading

at

a

fair

value

of

USD
5.5
bn

and

the

remaining

notional

of

USD
2.0
bn

recognized

as

derivative

loan
commitments at a fair

value of USD
0.15
bn, with the fair values

of both financing components

derecognized from
the Group’s balance

sheet as

of 31 March 2024.

As part

of the loan

transfer, the Group extended

a one-year

senior
swingline

facility

to

the

Assignees

with

a

total

balance

as

of

30 June

2024

of

USD
750
m

(31 March

2024:
USD
750
m), which is accounted for as

an off-balance sheet irrevocable commitment. In

the first quarter of 2024,
the Group recognized

a net

gain of

USD
0.3
bn from

the conclusion

of the

investment management

agreement and
the

assignment

of

the

loan

facilities,

after

the

accounting

for

the

purchase

price

allocation

adjustments at

the
closing of the acquisition of the Credit Suisse Group.

Note 3

Segment reporting
As part of

the continued refinement

of UBS’s reporting

structure and organizational

setup, in the

first quarter of
2024 certain

changes were

made, with

an impact

on segment

reporting for

UBS’s business

divisions and

Group
Items. Prior-period information has been adjusted

for comparability. The changes are as follows:
–
Change

in

business

division

perimeters:
UBS

has

transferred

certain

businesses

from

Swiss

Bank

(Credit
Suisse),

previously

included

in

Personal

&

Corporate

Banking,

to

Global

Wealth

Management.

The

change
predominantly related to the high

net worth client segment and

represents approximately USD
72
bn in invested
assets and approximately

USD
0.6
bn in annualized

revenues. A

number of

other smaller

business shifts

were also
executed between the business divisions in the

first quarter of 2024.

– Changes to Group Treasury allocations: UBS has allocated to the business divisions nearly all Group Treasury costs that historically

were retained and

reported in Group

Items. Costs

that continue to

be retained in

Group
Items include costs related

to hedging and own

debt, and deferred tax

asset funding costs. UBS

has also aligned
the internal funds

transfer pricing methodologies

applied by Credit

Suisse entities to

UBS’s funds transfer

pricing
methodology.

These changes

resulted in

funding costs

of approximately

USD
0.3
bn for

2023, moving

from Group
Items

to

the

business

divisions,

predominantly

related

to

the

second

half

of

2023.

In

parallel

with

the
aforementioned changes, UBS

has increased

the allocation of

balance sheet resources

from Group

Treasury to
the business divisions.
–
Updated cost

allocations:
UBS has

reallocated USD
0.3
bn of

annualized costs from

Non-core and

Legacy to
the

business

divisions,

with

the

aim

of

avoiding

stranded

costs

in

Non-core

and

Legacy

at

the

end

of

the
integration process.
Following the collective changes outlined above, prior-period information for the six-month period ended 30 June
2023 has been restated, resulting in increases in Operating profit

/ (loss) before tax of USD
39
m for Global Wealth
Management, USD
17
m for Personal & Corporate Banking, USD
3
m for Asset Management and USD
17
m for the
Investment Bank, and decreases in Operating profit /

(loss) before tax of USD
60
m for Group Items and USD
15
m
for Non-core and Legacy.
Prior-period information as

of 31 December

2023 has also

been restated, resulting

in increases

of Total

assets of
USD
98.4
bn

in

Global

Wealth

Management, USD
13.3
bn

in

Personal

&

Corporate Banking,

USD
28.9
bn

in

the
Investment

Bank

and

USD
28.6
bn

in

Non-core

and

Legacy,

with

a

corresponding

decrease

of

Total

assets

of
USD
169.2
bn in Group Items.
These changes had no effect on the reported

results or financial position of the Group.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

69
Note 3

Segment reporting (continued)

USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items UBS Group
For the six months ended 30 June 2024
1
Total revenues
12,196
4,695
1,543
5,554
1,402
(747)
24,642
Credit loss expense / (release)
(4)
146
0
26
35
(2)
201
Operating expenses
10,228
2,800
1,303
4,496
1,818
(48)
20,597
Operating profit / (loss) before tax
1,972
1,748
241
1,032
(451)
(699)
3,844
Tax expense / (benefit)
905
Net profit / (loss)
2,939
As of 30 June 2024
Total assets
557,716
450,835
22,439
419,978
96,574
13,435
1,560,976

USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy Group Items
Negative
goodwill
2
UBS Group
For the six months ended 30 June 2023
1
Total revenues
10,049
3,087
1,086
4,401
185
(524)
18,284
Negative goodwill
27,264
27,264
Credit loss expense / (release)
164
237
1
139
119
2
662
Operating expenses
7,646
1,597
911
3,891
1,235
416
15,696
Operating profit / (loss) before tax
2,239
1,253
174
372
(1,169)
(942)
27,264
29,191
Tax expense / (benefit)
820
Net profit / (loss)
28,371
As of 31 December 2023
2, 3
Total assets
567,648
483,794
21,804
428,269
201,131
14,277
1,716,924
1 Refer to “Note 3 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2023 for more information about the Group’s reporting segments.

2 Comparative-period information
has been revised. Refer to Note 2 for more information.

3 Comparative-period information has been restated for Group Treasury allocations.

Note 4

Net interest income

For the quarter ended Year-to-date
USD m 30.6.24 31.3.24 30.6.23
1
30.6.24 30.6.23
1
Interest income from loans and deposits
2
8,403
9,089
6,143
17,492
10,250
Interest income from securities financing transactions measured at amortized cost
3
1,136
1,217
1,004
2,354
1,769
Interest income from other financial instruments measured

at amortized cost
328
347
282
675
540
Interest income from debt instruments measured at fair

value through other comprehensive income
26
27
26
54
48
Interest income from derivative instruments designated as cash flow hedges

(574)
(602)
(457)
(1,175)
(833)
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income
9,320
10,078
6,998
19,399
11,775
Interest expense on loans and deposits
4
5,074
5,439
3,024
10,513
5,018
Interest expense on securities financing transactions measured at amortized cost
5
541
495
616
1,035
981
Interest expense on debt issued
3,655
3,740
2,205
7,395
3,635
Interest expense on lease liabilities
49
50
35
99
61
Total interest expense from financial instruments measured at amortized cost
9,319
9,724
5,880
19,042
9,695
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income
2
355
1,117
357
2,080
Net interest income from financial instruments measured at fair value through profit or loss and other
1,533
1,585
589
3,118
1,015
Total net interest income
1,535
1,940
1,707
3,475
3,095
1 Comparative-period information

has been revised.

Refer to Note

2 for more

information.

2 Consists of

interest income from

cash and balances

at central banks,

amounts due from

banks, and cash

collateral
receivables on derivative instruments, as well as negative interest on amounts due to banks, customer deposits, and cash collateral payables on derivative instruments.

3 Includes interest income on receivables from
securities financing transactions and negative interest, including fees, on payables from securities financing transactions.

4 Consists of interest expense on

amounts due to banks, cash collateral payables on

derivative
instruments, and customer deposits, as well as negative interest on cash and balances at central banks, amounts due from banks, and cash collateral receivables on derivative instruments.

5 Includes interest expense
on payables from securities financing transactions and negative interest, including fees,

on receivables from securities financing transactions.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

70
Note 5

Net fee and commission income

For the quarter ended Year-to-date
USD m 30.6.24 31.3.24 30.6.23
1
30.6.24 30.6.23
1
Underwriting fees
233
194
153
427
280
M&A and corporate finance fees
272
259
199
530
378
Brokerage fees
1,144
1,150
930
2,295
1,809
Investment fund fees
1,401
1,257
1,196
2,658
2,374
Portfolio management and related services
3,071
3,051
2,485
6,121
4,695
Other
1,090
1,169
672
2,259
1,151
Total fee and commission income
2
7,211
7,080
5,635
14,291
10,688
of which: recurring
4,484
4,407
3,789
8,891
7,201
of which: transaction-based
2,697
2,641
1,836
5,338
3,452
of which: performance-based
30
32
10
62
34
Fee and commission expense
679
588
507
1,268
954
Net fee and commission income
6,531
6,492
5,128
13,023
9,734
1 Comparative-period

information has been

revised. Refer

to Note 2

for more information.

2 Includes third-party

fee and commission

income for the

second quarter of

2024 of USD
4,011
m for Global

Wealth
Management (first

quarter of

2024: USD
3,986
m; second

quarter of

2023: USD
3,333
m), USD
876
m for

Personal &

Corporate Banking

(first quarter

of 2024:

USD
708
m; second

quarter of

2023: USD
554
m),
USD
924
m for Asset Management

(first quarter of 2024:

USD
941
m; second quarter of

2023: USD
753
m), USD
1,322
m for the Investment

Bank (first quarter of

2024: USD
1,332
m; second quarter of

2023: USD
851
m),
USD
125
m for Non-core and Legacy (first quarter of 2024: USD
108
m; second quarter of 2023: USD
70
m) and negative USD
47
m for Group Items (first quarter of 2024: USD
5
m; second quarter of 2023: USD
74
m).
Comparative-period information has been restated for changes in business division perimeters, Group Treasury allocations and Non-core and Legacy cost allocations. Refer to Note 3 for more information.

Note 6

Other income

For the quarter ended Year-to-date
USD m 30.6.24 31.3.24 30.6.23 30.6.24 30.6.23
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of

subsidiaries
1
(2)
(1)
4
(3)
6
Net gains / (losses) from disposals of investments in associates and joint ventures
2
(2)
0
0
0
Share of net profits of associates and joint ventures
52
58
27
110
36
Total
52
55
31
107
43
Income from properties
2
15
14
9
29
13
Net gains / (losses) from properties held for sale
(2)
(1)
0
(4)
0
Other
89
56
148
145
203
Total other income
154
124
188
278
258
1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to the disposal or closure of foreign operations.

2 Includes rent received from third parties.

Note 7

Personnel expenses

For the quarter ended Year-to-date
USD m 30.6.24 31.3.24 30.6.23 30.6.24 30.6.23
Salaries and variable compensation
1
6,058
5,863
4,804
11,922
8,689
of which: variable compensation – financial advisors
2
1,291
1,267
1,110
2,558
2,222
Contractors
82
86
77
168
147
Social security
419
409
294
828
572
Post-employment benefit plans
309
367
261
676
497
Other personnel expenses
251
225
215
476
366
Total personnel expenses
7,119
6,949
5,651
14,068
10,271
1 Includes role-based

allowances.

2 Consists of

cash and deferred

compensation awards

and is based

on compensable revenues

and firm tenure

using a formulaic

approach. Also includes

expenses related to
compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

71
Note 8

General and administrative expenses

For the quarter ended Year-to-date
USD m 30.6.24 31.3.24 30.6.23 30.6.24 30.6.23
Outsourcing costs
463
423
311
886
559
Technology costs
567
588
414
1,154
735
Consulting, legal and audit fees
394
403
351
797
532
Real estate and logistics costs
302
289
207
590
349
Market data services
188
199
151
387
264
Marketing and communication
137
115
89
251
140
Travel and entertainment
87
72
73
159
126
Litigation, regulatory and similar matters
1
(153)
(5)
69
(158)
790
Other
334
330
304
665
536
Total general and administrative expenses
2,318
2,413
1,968
4,731
4,033
1 Reflects the net increase / (decrease) in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 15b for more information.

Note 9

Expected credit loss measurement

a) Credit loss expense / release

Total net

credit loss

expenses in

the second

quarter of

2024 were

USD
95
m, reflecting

USD
22
m net

releases related
to performing positions and USD
116
m net expenses on credit-impaired positions.
Stage 1 and

2 net

releases of

USD
22
m included

scenario-update-related net releases

of USD
34
m, primarily

for
real estate

lending driven

by the

upward revision

of house

price and

rental income

levels, as

well as

updated interest
rate assumptions across Personal & Corporate

Banking and Global Wealth Management. Net

credit loss expenses
for performing (stages

1 and 2) exposures to corporate counterparties

were immaterial.
Credit

loss

expenses of

USD
116
m for

credit-impaired positions

almost entirely

related

to Personal

&

Corporate
Banking exposures with a small number of corporate

counterparties.

Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased

Total
For the quarter ended 30.6.24
Global Wealth Management
(13)
12
0
(1)
Personal & Corporate Banking
(15)
132
(14)
103
Asset Management
0
0
0
0
Investment Bank
7
(14)
1
(6)
Non-core and Legacy
(1)
3
(2)
(1)
Group Items
0
0
0
0
Total
(22)
132
(15)
95
For the quarter ended 31.3.24
Global Wealth Management
(12)
7
2
(3)
Personal & Corporate Banking
(13)
64
(7)
44
Asset Management
0
0
0
0
Investment Bank
7
26
(1)
32
Non-core and Legacy
(26)
37
25
36
Group Items
(2)
0
0
(2)
Total
(45)
133
18
106
For the quarter ended 30.6.23
1
Global Wealth Management
134
9
7
149
Personal & Corporate Banking
193
28
0
221
Asset Management
1
0
0
1
Investment Bank
134
(4)
1
132
Non-core and Legacy
74
44
0
119
Group Items
2
0
0
2
Total
537
77
8
623
1 Comparative-period information

has been restated

for changes in business

division perimeters. Refer

to “Changes to segment

reporting in 2024”

in the “UBS business

divisions and Group

Items” section of

the
UBS Group first quarter 2024 report, available under “Quarterly reporting” at ubs.com/investors,

and Note 3 for more information.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

72

Note 9

Expected credit loss measurement (continued)
b) Changes to ECL models, scenarios, scenario

weights and post-model adjustments
Scenarios and scenario weights
The expected

credit loss

(ECL) scenarios,

along with

their related

macroeconomic factors and

market data,

were
reviewed in light of

the economic and

political conditions prevailing

in the second

quarter of 2024 through

a series
of governance meetings, with input and feedback

from UBS Risk and Finance experts across the business divisions and regions. ECLs for

former Credit Suisse positions

were calculated based

on Credit Suisse’s models,

including the
same scenarios

and scenario weight inputs as for

UBS’s pre-merger business activity.
UBS kept the scenarios and scenario

weights in line with those applied

in the UBS Group first quarter 2024

report.
The baseline scenario was updated with the latest macroeconomic forecasts as of 30 June 2024. The assumptions on a calendar-year basis are included in the table

below.

The mild

debt crisis

scenario and

the stagflationary

geopolitical crisis

scenario were

updated based

on the

latest
market data, but the assumptions remained

broadly unchanged.

Refer to the table below for more information.
The scenario-update-related ECL releases in the second quarter of

2024 mainly stemmed from real estate lending
in

Switzerland,

driven

by

the

upward

revision

of

the

house

price

and

rental

income

levels,

which

improved

in
Switzerland, as well as interest rate assumptions

in the stagflation scenario.
Post-model adjustments
Total

stage 1 and

2

allowances and

provisions

were

USD
1,001
m as

of 30 June

2024

and included

post-model
adjustments of

USD
300
m (31 March 2024:

USD
286
m). Post-model

adjustments are

intended to

cover uncertainty
levels, including

the geopolitical

situation,

and to

align outputs

from Credit

Suisse models

with those

from UBS
models for dedicated segments.

Comparison of shock factors
Baseline
Key parameters 2023 2024 2025
Real GDP growth (annual percentage change)
US

2.5
2.3
1.4
Eurozone
0.6
0.6
1.2
Switzerland
0.7
1.3
1.5
Unemployment rate (%, annual average)
US

3.6
4.0
4.2
Eurozone
6.6
6.6
6.8
Switzerland
2.0
2.4
2.6
Fixed income: 10-year government bonds (%, Q4)
USD
3.9
4.3
4.2
EUR
2.0
2.5
2.4
CHF
0.7
0.6
0.6
Real estate (annual percentage change, Q4)
US

5.2
3.7
2.3
Eurozone
(1.0)
1.0
3.4
Switzerland
0.1
1.0
2.5
Economic scenarios and weights applied
Assigned weights in %
ECL scenario
30.6.24 31.3.24 30.6.23
Baseline
60.0
60.0
60.0
Mild debt crisis

15.0
15.0
15.0
Stagflationary geopolitical crisis
25.0
25.0
25.0

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

73
Note 9

Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance

sheet positions including ECL allowances

and provisions
The following tables

provide information

about financial

instruments and

certain non-financial

instruments that

are
subject

to

ECL

requirements.

For

amortized-cost

instruments,

the

carrying

amount

represents

the

maximum
exposure to credit risk, taking

into account the allowance for

credit losses. Financial assets measured at

fair value
through other comprehensive

income (FVOCI) are

also subject to ECL;

however, unlike amortized-cost

instruments,
the allowance

for credit

losses for

FVOCI instruments

does not

reduce the

carrying amount

of these financial

assets.
Instead, the

carrying amount

of financial

assets measured

at FVOCI

represents the

maximum exposure

to credit

risk.
In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL.

The maximum exposure to

credit risk for off-balance

sheet financial instruments is calculated
based on the maximum contractual amounts.

USD m 30.6.24
Carrying amount
1
ECL allowances
2
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks
248,336
248,244
16
0
76
(60)
(1)
(27)
0
(32)
Amounts due from banks
21,959
21,627
319
0
13
(28)
(6)
0
0
(22)
Receivables from securities financing transactions measured at amortized cost
82,028
82,028
0
0
0
(2)
(2)
0
0
0
Cash collateral receivables on derivative instruments
43,637
43,637
0
0
0
0
0
0
0
0
Loans and advances to customers
599,105
569,476
25,249
3,287
1,093
(1,743)
(355)
(298)
(937)
(153)
of which: Private clients with mortgages
252,724
241,499
10,077
1,062
86
(167)
(57)
(77)
(30)
(3)
of which: Real estate financing
86,854
82,018
4,507
243
86
(53)
(28)
(31)
(2)
8
of which: Large corporate clients
28,773
23,888
3,829
700
357
(526)
(93)
(94)
(272)
(67)
of which: SME clients
23,406
19,585
2,531
1,049
241
(515)
(60)
(38)
(414)
(3)
of which: Lombard
148,268
147,272
875
54
66
(41)
(6)
(2)
(16)
(16)
of which: Credit cards
1,927
1,479
408
40
0
(41)
(6)
(11)
(25)
0
of which: Commodity trade finance
5,792
5,556
222
11
2
(125)
(19)
(2)
(104)
0
of which: Ship / aircraft financing
8,284
7,846
421
3
15
(44)
(38)
(4)
0
(2)
of which: Consumer financing
2,902
2,703
119
39
41
(68)
(20)
(21)
(27)
0
Other financial assets measured at amortized cost
60,431
59,710
533
171
16
(131)
(34)
(8)
(84)
(5)
of which: Loans to financial advisors
2,601
2,408
83
110
0
(47)
(4)
(1)
(41)
0
Total financial assets measured at amortized cost
1,055,494
1,024,721
26,117
3,458
1,198
(1,964)
(397)
(333)
(1,021)
(212)
Financial assets measured at fair value through other comprehensive income
2,167
2,167
0
0
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,057,661
1,026,888
26,117
3,458
1,198
(1,964)
(397)
(333)
(1,021)
(212)
Total exposure ECL provisions
2
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees
40,759
39,176
1,382
159
44
(63)
(25)
(14)
(26)
2
of which: Large corporate clients
8,290
7,390
820
67
15
(24)
(10)
(8)
(7)
0
of which: SME clients
2,540
2,153
287
77
22
(10)
(5)
(3)
(4)
2
of which: Financial intermediaries and hedge funds

21,270
21,080
189
0
0
(11)
(8)
(3)
0
0
of which: Lombard
3,895
3,872
10
13
0
(4)
0
0
(4)
0
of which: Commodity trade finance
1,642
1,628
13
0
0
(1)
(1)
0
0
0
Irrevocable loan commitments
81,867
77,447
4,236
145
39
(147)
(104)
(43)
(6)
6
of which: Large corporate clients
46,697
42,890
3,699
73
34
(126)
(84)
(36)
(6)
0
Forward starting reverse repurchase and securities borrowing agreements
9,724
9,724
0
0
0
0
0
0
0
0
Unconditionally revocable loan commitments
148,932
146,532
2,154
245
0
(81)
(69)
(12)
0
0
of which: Real estate financing
11,705
11,154
552
0
0
(7)
(7)
0
0
0
of which: Large corporate clients
16,000
15,677
314
9
0
(23)
(16)
(4)
(2)
0
of which: SME clients
11,002
10,575
346
80
0
(34)
(29)
(5)
0
0
of which: Lombard
60,962
60,934
26
1
0
0
0
0
0
0
of which: Credit cards
10,056
9,576
477
4
0
(8)
(6)
(2)
0
0
Irrevocable committed prolongation of existing loans
3,329
3,319
7
2
0
(2)
(2)
0
0
0
Total off-balance sheet financial instruments and other credit lines
284,611
276,199
7,779
551
83
(294)
(200)
(70)
(31)
8
Total allowances and provisions
(2,258)
(597)
(404)
(1,053)
(204)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

2 Negative balances are representative of a net improvement in credit quality since the acquisition of the respective financial instrument, which is reflected as a negative ECL allowance.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

74
Note 9

Expected credit loss measurement (continued)

USD m 31.3.24
Carrying amount
1,2
ECL allowances
3
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks
271,439
271,378
17
0
43
(55)
0
(25)
0
(30)
Amounts due from banks
22,128
22,027
65
0
36
(24)
(6)
0
0
(18)
Receivables from securities financing transactions measured at amortized cost
101,650
101,650
0
0
0
(2)
(2)
0
0
0
Cash collateral receivables on derivative instruments
46,714
46,714
0
0
0
0
0
0
0
0
Loans and advances to customers
605,108
571,400
28,773
3,742
1,194
(1,700)
(362)
(284)
(920)
(134)
of which: Private clients with mortgages
251,891
239,416
11,319
923
233
(196)
(55)
(92)
(39)
(10)
of which: Real estate financing
90,220
84,485
5,444
179
111
(64)
(27)
(28)
(9)
0
of which: Large corporate clients
29,008
23,954
3,917
689
447
(580)
(91)
(83)
(318)
(87)
of which: SME clients
24,276
20,506
2,745
951
74
(442)
(64)
(32)
(335)
(11)
of which: Lombard
150,759
149,153
931
549
126
(61)
(7)
(1)
(41)
(12)
of which: Credit cards
1,840
1,402
399
38
0
(40)
(6)
(10)
(23)
0
of which: Commodity trade finance
5,358
5,169
165
11
12
(123)
(17)
(2)
(104)
0
of which: Ship / aircraft financing
8,777
7,998
776
3
0
(47)
(40)
(7)
0
0
of which: Consumer financing
2,912
2,629
199
35
49
(64)
(20)
(19)
(24)
0
Other financial assets measured at amortized cost
62,707
61,945
574
166
22
(134)
(35)
(9)
(83)
(6)
of which: Loans to financial advisors
2,615
2,430
70
115
0
(49)
(6)
(1)
(43)
0
Total financial assets measured at amortized cost
1,109,745
1,075,113
29,428
3,908
1,296
(1,915)
(405)
(318)
(1,003)
(189)
Financial assets measured at fair value through other comprehensive income
2,078
2,078
0
0
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,111,823
1,077,191
29,428
3,908
1,296
(1,915)
(405)
(318)
(1,003)
(189)
Total exposure ECL provisions
3
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees
41,744
40,211
1,314
173
45
(64)
(27)
(18)
(19)
1
of which: Large corporate clients
8,643
7,710
841
78
14
(25)
(10)
(11)
(4)
0
of which: SME clients
2,670
2,274
286
86
23
(9)
(4)
(3)
(2)
1
of which: Financial intermediaries and hedge funds

20,920
20,865
55
0
0
(11)
(8)
(3)
0
0
of which: Lombard
3,959
3,947
6
5
0
(7)
0
0
(7)
0
of which: Commodity trade finance
2,088
2,077
11
0
0
(1)
(1)
0
0
0
Irrevocable loan commitments
87,292
82,700
4,335
230
27
(173)
(112)
(54)
(13)
6
of which: Large corporate clients
48,060
44,281
3,682
77
21
(152)
(93)
(47)
(13)
0
Forward starting reverse repurchase and securities borrowing agreements
17,649
17,649
0
0
0
0
0
0
0
0
Unconditionally revocable loan commitments
150,918
148,116
2,616
186
0
(89)
(73)
(15)
0
0
of which: Real estate financing
12,318
11,616
703
0
0
(10)
(10)
0
0
0
of which: Large corporate clients
16,793
16,422
358
12
0
(25)
(18)
(7)
0
0
of which: SME clients
10,548
10,205
313
30
0
(36)
(31)
(5)
0
0
of which: Lombard
61,036
60,901
133
1
0
0
0
0
0
0
of which: Credit cards
10,049
9,560
485
4
0
(9)
(8)
(2)
0
0
Irrevocable committed prolongation of existing loans
3,719
3,709
7
3
0
(3)
(3)
0
0
0
Total off-balance sheet financial instruments and other credit lines
301,322
292,385
8,271
593
72
(328)
(215)
(88)
(32)
7
Total allowances and provisions
(2,243)
(620)
(406)
(1,035)
(182)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Information has been revised. Refer to Note 2 for more information.

3 Negative balances are representative of a net improvement in credit quality since the acquisition of the respective financial instrument, which is reflected as a negative ECL allowance.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

75
Note 9

Expected credit loss measurement (continued)

USD m 31.12.23
Carrying amount
1
ECL allowances
2
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks
314,060
314,025
18
0
18
(48)
0
(26)
0
(22)
Amounts due from banks
21,146
21,092
17
0
38
(12)
(6)
(1)
0
(5)
Receivables from securities financing transactions measured at amortized cost
99,039
99,039
0
0
0
(2)
(2)
0
0
0
Cash collateral receivables on derivative instruments
50,082
50,082
0
0
0
0
0
0
0
0
Loans and advances to customers
639,669
610,922
24,408
2,869
1,470
(1,698)
(423)
(289)
(862)
(123)
of which: Private clients with mortgages
268,616
256,614
10,695
929
378
(209)
(62)
(97)
(39)
(11)
of which: Real estate financing
97,817
92,084
5,367
270
97
(103)
(41)
(31)
(21)
(11)
of which: Large corporate clients
30,084
25,671
3,182
700
532
(575)
(105)
(70)
(312)
(89)
of which: SME clients
25,957
22,155
2,919
754
129
(402)
(71)
(42)
(277)
(13)
of which: Lombard
156,353
156,299
3
50
0
(41)
(13)
(11)
(17)
0
of which: Credit cards
2,041
1,564
438
39
0
(42)
(6)
(11)
(24)
0
of which: Commodity trade finance
5,727
5,662
25
22
18
(130)
(18)
(1)
(111)
0
of which: Ship / aircraft financing
9,214
8,920
273
4
17
(51)
(48)
(3)
0
(1)
of which: Consumer financing
2,982
2,795
92
38
57
(59)
(22)
(17)
(20)
0
Other financial assets measured at amortized cost
65,455
64,268
968
158
61
(151)
(41)
(10)
(94)
(5)
of which: Loans to financial advisors
2,615
2,422
79
114
0
(49)
(4)
(1)
(44)
0
Total financial assets measured at amortized cost
1,189,451
1,159,428
25,410
3,027
1,587
(1,911)
(473)
(326)
(956)
(156)
Financial assets measured at fair value through other comprehensive income
2,233
2,233
0
0
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,191,684
1,161,661
25,410
3,027
1,587
(1,911)
(473)
(326)
(956)
(156)
Total exposure ECL provisions
2
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees
46,191
44,487
1,495
151
58
(73)
(28)
(22)
(23)
0
of which: Large corporate clients
9,267
8,138
1,023
89
17
(31)
(11)
(13)
(7)
0
of which: SME clients
2,839
2,469
337
31
2
(14)
(4)
(5)
(5)
0
of which: Financial intermediaries and hedge funds

22,922
22,876
46
0
0
(12)
(8)
(3)
0
0
of which: Lombard
5,045
5,045
0
0
0
(1)
0
0
(1)
0
of which: Commodity trade finance
2,037
2,027
9
0
0
(1)
(1)
0
0
0
Irrevocable loan commitments
91,643
87,080
4,297
218
48
(178)
(117)
(51)
(14)
4
of which: Large corporate clients
50,696
46,708
3,881
59
48
(149)
(94)
(41)
(12)
(2)
Forward starting reverse repurchase and securities borrowing agreements
18,444
18,444
0
0
0
0
0
0
0
0
Unconditionally revocable loan commitments
163,256
160,456
2,654
146
0
(95)
(78)
(17)
0
0
of which: Real estate financing
15,846
15,033
813
0
0
(14)
(11)
(3)
0
0
of which: Large corporate clients
17,139
16,678
454
8
0
(23)
(17)
(6)
0
0
of which: SME clients
11,658
11,253
375
29
0
(38)
(33)
(5)
0
0
of which: Lombard
77,618
77,618
0
1
0
0
0
0
0
0
of which: Credit cards
10,458
9,932
522
4
0
(10)
(8)
(2)
0
0
Irrevocable committed prolongation of existing loans
4,608
4,593
11
4
0
(4)
(4)
0
0
0
Total off-balance sheet financial instruments and other credit lines
324,141
315,060
8,456
519
106
(350)
(226)
(90)
(37)
3
Total allowances and provisions
(2,261)
(700)
(416)
(993)
(153)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2 Negative balances are representative of a net improvement in credit quality since the acquisition of the respective financial instrument, which is reflected as a negative ECL allowance.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

76
Note 9

Expected credit loss measurement (continued)
The table

below provides information

about the gross

carrying amount of

exposures subject to

ECL and

the ECL
coverage ratio for

UBS’s core loan portfolios

(i.e.,
Loans and advances

to customers

and

Loans to financial

advisors
)
and

relevant

off-balance

sheet

exposures.
Cash

and

balances

at

central

banks
,
Amounts

due

from

banks
,
Receivables from

securities

financing transactions
,
Cash collateral

receivables

on derivative

instruments

and
Financial
assets measured

at fair

value through

other comprehensive

income

are not included

in the

table below, due

to their
lower sensitivity to ECL.
ECL coverage ratios are calculated by dividing ECL

allowances and provisions by the gross carrying amount of the related exposures.
Coverage ratios for performing positions related to real estate lending (on-balance sheet) remained unchanged at
6

basis points. Coverage ratios for performing positions related to corporate lending

(on-balance sheet)
increased
by
4

basis points to
57

basis points, with a

corresponding decrease in off-balance

sheet positions compared with
31 March 2024.

Coverage ratios for core loan portfolio 30.6.24
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages
252,892
241,557
10,154
1,092
89
7
2
76
5
272
337
Real estate financing
86,907
82,045
4,538
245
78
6
3
69
7
72
0
Total real estate lending
339,798
323,602
14,692
1,337
167
6
3
74
6
235
0
Large corporate clients
29,299
23,981
3,923
972
424
180
39
240
67
2,798
1,580
SME clients
23,922
19,646
2,569
1,463
244
215
31
146
44
2,831
123
Total corporate lending
53,221
43,627
6,491
2,435
668
196
35
203
57
2,818
1,048
Lombard
148,308
147,278
877
71
82
3
0
23
1
2,328
1,951
Credit cards
1,968
1,485
419
64
0
208
39
252
86
3,826
0
Commodity trade finance
5,917
5,575
224
115
2
211
33
92
36
9,037
0
Ship / aircraft financing
8,329
7,883
426
3
17
53
48
103
51
0
1,176
Consumer financing
2,970
2,723
140
66
41
229
73
1,500
143
4,091
0
Other loans and advances to customers
40,339
37,661
2,277
131
270
41
8
80
12
3,532
2,630
Loans to financial advisors
2,647
2,412
84
151
0
176
18
146
22
2,736
0
Total other lending
210,478
205,018
4,447
601
412
25
6
134
9
4,323
2,160
Total 1
603,497
572,247
25,631
4,372
1,247
30
6
117
11
2,235
1,236
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages
8,091
7,834
226
31
0
4
4
23
4
11
0
Real estate financing
12,715
12,143
572
0
0
5
6
0
5
0
0
Total real estate lending
20,805
19,977
798
31
0
5
5
0
5
11
0
Large corporate clients
71,060
66,029
4,833
149
49
24
17
100
22
987
0
SME clients
15,352
14,421
720
189
22
33
27
207
36
197
0
Total corporate lending
86,412
80,450
5,553
338
71
26
19
114
25
546
0
Lombard
68,071
68,017
40
14
0
1
0
0
0
2,887
0
Credit cards
10,056
9,576
477
4
0
8
7
35
8
0
0
Commodity trade finance
3,732
3,712
20
0
0
7
7
13
7
0
0
Ship / aircraft financing
1,836
1,817
19
0
0
11
11
0
11
0
0
Consumer financing
152
152
0
0
0
0
0
0
0
0
0
Financial intermediaries and hedge funds
46,338
45,878
461
0
0
3
2
74
3
0
0
Other off-balance sheet commitments
37,485
36,897
411
163
13
7
4
55
4
538
0
Total other lending
167,670
166,049
1,427
181
13
3
2
52
3
710
0
Total
2
274,888
266,475
7,778
550
84
11
7
90
10
570
0
Total on- and off-balance sheet
3
878,385
838,722
33,409
4,923
1,331
24
7
111
11
2,049
1,202
1 Includes Loans and advances

to customers and Loans

to financial advisors,

which are presented on

the balance sheet line Other

financial assets measured

at amortized cost.

2 Excludes Forward

starting reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

77
Note 9

Expected credit loss measurement (continued)

Coverage ratios for core loan portfolio 31.3.24
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages
252,087
239,471
11,412
962
243
8
2
81
6
406
395
Real estate financing
90,284
84,512
5,472
188
111
7
3
50
6
493
0
Total real estate lending
342,372
323,984
16,884
1,150
354
8
3
71
6
420
270
Large corporate clients
29,587
24,045
4,001
1,008
534
196
38
208
62
3,160
1,632
SME clients
24,718
20,570
2,777
1,286
85
179
31
114
41
2,602
1,305
Total corporate lending
54,305
44,615
6,777
2,293
619
188
35
169
53
2,847
1,587
Lombard
150,820
149,160
932
590
138
4
0
10
1
699
840
Credit cards
1,879
1,408
410
61
0
211
41
256
89
3,802
0
Commodity trade finance
5,481
5,186
168
115
12
224
32
144
35
9,044
0
Ship / aircraft financing
8,823
8,038
782
3
0
53
50
84
53
0
0
Consumer financing
2,976
2,649
218
59
49
215
77
884
138
4,093
31
Other loans and advances to customers
40,152
36,721
2,886
389
156
21
9
31
11
657
939
Loans to financial advisors
2,664
2,435
71
157
0
186
23
160
27
2,716
0
Total other lending
212,796
205,598
5,466
1,375
356
22
6
91
9
1,900
739
Total
1
609,472
574,198
29,127
4,819
1,328
29
6
98
11
1,998
1,009
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages
7,907
7,590
289
29
0
7
6
34
7
24
0
Real estate financing
13,652
12,919
732
0
0
7
8
0
7
0
0
Total real estate lending
21,559
20,509
1,021
29
0
7
7
4
7
23
0
Large corporate clients
73,534
68,451
4,881
168
35
28
18
133
25
995
0
SME clients
15,269
14,438
678
130
23
34
29
216
38
181
0
Total corporate lending
88,803
82,889
5,559
297
58
29
20
143
27
640
0
Lombard
68,645
68,477
161
7
0
1
0
1
0
9,921
0
Credit cards
10,049
9,560
485
4
0
9
8
34
9
0
0
Commodity trade finance
4,446
4,429
18
0
0
6
6
127
6
0
0
Ship / aircraft financing
1,643
1,643
0
0
0
13
12
0
13
0
0
Consumer financing
167
167
0
0
0
0
0
0
0
0
0
Financial intermediaries and hedge funds
48,923
48,619
304
0
0
3
2
114
3
0
0
Other off-balance sheet commitments
39,437
38,444
723
256
14
6
4
40
4
257
0
Total other lending
173,310
171,338
1,691
267
14
3
2
49
3
493
0
Total
2
283,672
274,736
8,271
593
72
12
8
106
11
543
0
Total on- and off-balance sheet
3,4
893,144
848,933
37,399
5,412
1,401
23
7
100
11
1,838
908
1 Includes Loans and advances to

customers and Loans to financial

advisors, which are presented

on the balance sheet line

Other financial assets measured

at amortized cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

4

Information has been revised.
Refer to Note 2 for more information.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

78
Note 9

Expected credit loss measurement (continued)

Coverage ratios for core loan portfolio 31.12.23
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages
268,825
256,675
10,792
968
389
8
2
90
6
399
283
Real estate financing
97,920
92,124
5,398
290
108
11
4
57
7
713
980
Total real estate lending
366,745
348,800
16,190
1,258
497
9
3
79
6
472
434
Large corporate clients
30,660
25,775
3,252
1,012
620
188
41
215
60
3,083
1,429
SME clients
26,359
22,226
2,961
1,031
142
153
32
141
45
2,689
893
Total corporate lending
57,019
48,001
6,213
2,042
762
172
37
180
53
2,884
1,329
Lombard
156,394
156,312
15
67
0
3
1
7,616
2
2,487
0
Credit cards
2,083
1,571
449
63
0
200
40
253
87
3,801
0
Commodity trade finance
5,858
5,681
26
133
18
223
32
365
34
8,333
6
Ship / aircraft financing
9,265
8,968
276
4
17
56
54
99
55
0
315
Consumer financing
3,041
2,817
110
58
57
195
79
1,559
135
3,422
7
Other loans and advances to customers
40,961
39,196
1,419
105
242
21
10
39
11
3,981
0
Loans to financial advisors
2,665
2,426
80
159
0
185
17
122
20
2,793
0
Total other lending
220,267
216,971
2,373
589
334
21
7
210
9
4,376
9
Total
1
644,031
613,772
24,777
3,889
1,593
27
7
117
11
2,329
773
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages
9,782
9,505
261
15
0
6
5
27
6
40
0
Real estate financing
17,107
16,281
826
0
0
9
8
44
9
0
0
Total real estate lending
26,889
25,786
1,088
15
0
8
7
40
8
40
0
Large corporate clients
77,103
71,524
5,357
157
65
26
17
111
24
1,217
242
SME clients
16,762
15,868
812
80
2
40
29
196
37
640
0
Total corporate lending
93,865
87,392
6,170
236
67
29
19
122
26
1,022
221
Lombard
86,173
86,173
0
1
0
0
0
0
0
0
0
Credit cards
10,458
9,932
522
4
0
10
8
35
10
0
0
Commodity trade finance
4,640
4,628
13
0
0
6
5
151
6
0
0
Ship / aircraft financing
1,053
1,053
0
0
0
26
26
0
26
0
0
Consumer financing
153
153
0
0
0
0
0
0
0
0
0
Financial intermediaries and hedge funds
42,578
42,325
253
0
0
3
3
142
3
0
0
Other off-balance sheet commitments
39,887
39,174
411
263
39
7
4
111
5
453
0
Total other lending
184,944
183,438
1,199
268
39
3
2
85
3
486
0
Total
2
305,697
296,616
8,456
519
106
11
8
107
10
717
0
Total on- and off-balance sheet
3
949,729
910,388
33,233
4,408
1,699
22
7
114
11
2,140
706
1 Includes Loans and advances to

customers and Loans to financial

advisors, which are presented on

the balance sheet line Other

financial assets measured at amortized cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

79
Note 10

Fair value measurement
a) Fair value hierarchy
The fair

value hierarchy

classification of

financial and

non-financial assets

and liabilities

measured at

fair value

is
summarized in the table below.
During the

first six

months of

2024,

assets and

liabilities that

were

transferred from

Level 2 to

Level 1, or

from
Level 1 to Level 2, and were held for the entire

reporting period were not material.

Determination of fair values from quoted market

prices or valuation techniques
1
30.6.24 31.3.24 31.12.23
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring basis
Financial assets at fair value held for trading
124,602
29,381
8,042
162,025
116,980
30,734
12,390
160,104
118,975
28,045
22,613
169,633
of which: Equity instruments
112,416
827
185
113,429
103,929
344
247
104,520
102,602
1,403
321
104,325
of which: Government bills / bonds
5,603
5,319
75
10,997
5,972
6,652
35
12,659
6,995
8,763
73
15,830
of which: Investment fund units
5,677
1,222
240
7,139
6,022
1,943
234
8,198
8,392
1,124
129
9,645
of which: Corporate and municipal bonds
896
16,569
900
18,365
1,052
16,152
1,045
18,250
984
12,801
1,284
15,069
of which: Loans
0
5,246
6,419
11,666
0
5,499
10,606
16,105
0
3,837
19,618
23,456
of which: Asset-backed securities
10
192
169
370
4
139
119
262
3
112
133
248
Derivative financial instruments
836
136,437
2,325
139,597
1,146
155,710
2,373
159,229
622
172,903
2,559
176,084
of which: Foreign exchange
331
50,521
121
50,974
416
61,337
197
61,951
347
78,060
253
78,659
of which: Interest rate
0
48,437
403
48,840
0
52,144
402
52,546
0
55,190
407
55,597
of which: Equity / index
0
32,239
1,154
33,392
0
36,489
1,186
37,675
0
34,174
1,299
35,473
of which: Credit
0
2,553
478
3,031
0
2,590
434
3,024
0
3,456
513
3,969
of which: Commodities
3
2,563
16
2,582
7
3,001
2
3,011
1
1,869
13
1,883
Brokerage receivables
0
25,273
0
25,273
0
22,796
0
22,796
0
21,037
0
21,037
Financial assets at fair value not held for trading
34,766
80,555
7,945
123,266
31,065
59,843
8,704
99,612
30,717
64,865
8,435
104,018
of which: Financial assets for unit-linked
investment contracts
16,957
6
0
16,963
16,458
25
0
16,482
15,877
7
0
15,884
of which: Corporate and municipal bonds
61
14,338
210
14,609
60
14,532
217
14,809
62
16,722
215
17,000
of which: Government bills / bonds
17,262
7,817
0
25,079
14,065
7,019
0
21,083
14,306
4,801
0
19,107
of which: Loans
0
3,699
2,553
6,252
0
3,710
2,167
5,878
0
4,252
2,258
6,510
of which: Securities financing transactions
0
53,069
268
53,337
0
32,840
98
32,938
0
36,857
52
36,909
of which: Asset-backed securities
0
1,108
500
1,608
0
1,169
500
1,668
0
1,525
180
1,704
of which: Auction rate securities
0
0
191
191
0
0
1,211
1,211
0
0
1,208
1,208
of which: Investment fund units
395
421
670
1,486
371
458
688
1,517
367
548
678
1,592
of which: Equity instruments
92
5
2,896
2,993
111
1
3,017
3,130
105
38
3,097
3,241
Financial assets measured at fair value through other comprehensive income on a recurring basis
Financial assets measured at fair value through
other comprehensive income
62
2,105
0
2,167
67
2,011
0
2,078
68
2,165
0
2,233
of which: Commercial paper and certificates
of deposit
0
1,891
0
1,891
0
1,783
0
1,783
0
1,948
0
1,948
of which: Corporate and municipal bonds
62
205
0
267
67
179
0
246
68
207
0
276
Non-financial assets measured at fair value on a recurring basis
Precious metals and other physical commodities
6,445
0
0
6,445
6,466
0
0
6,466
5,930
0
0
5,930
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
2
0
0
43
43
0
0
35
35
0
0
31
31
Total assets measured at fair value
166,712
273,750
18,354
458,817
155,725
271,093
23,502
450,320
156,312
289,015
33,639
478,966

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

80
Note 10

Fair value measurement (continued)

Determination of fair values from quoted market

prices or valuation techniques (continued)
1
30.6.24 31.3.24 31.12.23
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a recurring basis
Financial liabilities at fair value held for trading
24,476
8,906
111
33,493
26,785
8,771
202
35,758
27,684
6,315
161
34,159
of which: Equity instruments
16,956
417
66
17,438
18,996
294
66
19,356
18,266
248
92
18,606
of which: Corporate and municipal bonds
33
7,118
35
7,186
34
6,966
132
7,132
28
4,981
62
5,071
of which: Government bills / bonds
6,171
1,260
5
7,437
6,596
1,232
0
7,828
8,559
905
0
9,464
of which: Investment fund units
1,315
38
4
1,357
1,159
216
3
1,378
832
118
4
954
Derivative financial instruments
876
143,744
4,448
149,069
967
156,208
5,867
163,042
771
185,815
5,595
192,181
of which: Foreign exchange
326
51,640
48
52,014
372
58,684
51
59,107
457
89,394
36
89,887
of which: Interest rate
0
47,021
243
47,264
0
49,966
307
50,273
0
52,673
246
52,920
of which: Equity / index
0
38,001
3,379
41,380
0
41,522
4,302
45,825
0
38,046
3,333
41,380
of which: Credit
0
3,456
371
3,827
0
3,205
525
3,731
0
4,081
619
4,700
of which: Commodities
2
1,951
14
1,967
3
2,618
20
2,642
0
1,437
21
1,458
of which: Loan commitments measured at
FVTPL
3
0
1,547
288
1,835
0
127
555
682
0
135
1,037
1,172
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair value
0
46,198
0
46,198
0
46,628
0
46,628
0
42,522
0
42,522
Debt issued designated at fair value
0
100,223
12,986
113,209
0
102,823
13,983
116,806
0
113,012
15,276
128,289
Other financial liabilities designated at fair value
0
28,484
3,391
31,875
0
25,490
2,650
28,140
0
26,878
2,606
29,484
of which: Financial liabilities related to unit-
linked investment contracts
0
17,080
0
17,080
0
16,612
0
16,612
0
15,992
0
15,992
of which: Securities financing transactions
0
7,699
0
7,699
0
5,121
0
5,121
0
7,416
0
7,416
of which: Over-the-counter debt instruments
and others
0
3,705
3,391
7,096
0
3,757
2,650
6,407
0
3,471
2,606
6,076
Total liabilities measured at fair value
25,352
327,555
20,936
373,844
27,752
339,920
22,703
390,374
28,454
374,542
23,638
426,635
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in

this table. The fair value of these derivatives was not material for the periods presented.

2 Other non-financial assets primarily consist of properties and other non-current assets held for sale,

which are measured at the lower of their net

carrying amount or fair value less costs to

sell.

3 The balance as
of 30 June 2024 also includes UBS’s funding obligation arising from the offer by the Credit Suisse supply chain finance funds to redeem the outstanding units which was accounted for as a derivative liability (refer to
note 15).
b) Valuation adjustments
The table below summarizes the changes

in deferred day-1 profit or loss reserves during the

relevant period.

Deferred day-1 profit or loss is generally released into
Other net income from financial instruments measured

at fair
value

through

profit

or

loss

when

the

pricing

of

equivalent

products

or

the

underlying

parameters

become
observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
For the quarter ended Year-to-date
USD m 30.6.24 31.3.24 30.6.23 30.6.24 30.6.23
Reserve balance at the beginning of the period
384
404
399
404
422
Profit / (loss) deferred on new transactions
59
42
78
101
169
(Profit) / loss recognized in the income statement
(55)
(62)
(75)
(116)
(188)
Foreign currency translation
(1)
0
(1)
(1)
(1)
Reserve balance at the end of the period
388
384
402
388
402
The table below summarizes other valuation

adjustment reserves recognized on the

balance sheet.

Other valuation adjustment reserves on the

balance sheet
As of
USD m 30.6.24 31.3.24 31.12.23
Own credit adjustments on financial liabilities designated at fair value
1
(1,062)
(1,315)
(1,287)
of which: debt issued designated at fair value
(1,085)
(1,334)
(1,297)
of which: other financial liabilities designated at fair value
23
19
10
Credit valuation adjustments
2
(104)
(118)
(145)
Funding and debit valuation adjustments
(81)
(107)
(116)
Other valuation adjustments
(1,745)
(2,135)
(2,654)
of which: liquidity
(1,230)
(1,588)
(2,051)
of which: model uncertainty
(516)
(547)
(603)
1 Own credit adjustments on financial liabilities designated at fair value includes amounts for TLAC notes.

2 Amount does not include reserves against defaulted counterparties.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

81
Note 10

Fair value measurement (continued)
c) Level 3 instruments: valuation techniques

and inputs
The

table

below

presents material

Level 3

assets

and

liabilities,

together

with

the

valuation

techniques

used

to
measure fair value,

as well as

the inputs used

in a given

valuation technique that are

considered significant as of
30 June 2024 and unobservable, and a range

of values for those unobservable inputs.
The range of values

represents the highest- and

lowest-level inputs used in the valuation

techniques. Therefore, the
range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of the Group’s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and
liabilities held by the Group.

The significant unobservable

inputs disclosed in

the table below

are consistent with

those included in

“Note 21 Fair
value measurement” in the “Consolidated financial

statements” section of the UBS Group

Annual Report 2023.

Valuation techniques and inputs

used in the fair value measurement of Level

3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation technique(s)
30.6.24 31.12.23
USD bn 30.6.24 31.12.23 30.6.24 31.12.23 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for

trading and Financial assets at fair value not held for

trading
Corporate and municipal
bonds
1.1
1.5
0.0
0.1
Relative value to
market comparable Bond price equivalent
19
126
95
5
126
99
points
Discounted expected
cash flows Discount margin
243
3,055
687
135
491
463
basis
points
Traded loans,

loans
designated at fair value
and guarantees
9.3
22.0
0.0
0.0
Relative value to
market comparable Loan price equivalent
1
114
74
1
120
88
points
Discounted expected
cash flows Credit spread
19
1,779
367
19
2,681
614
basis
points
Investment fund units
3
0.9
0.8
0.0
0.0
Relative value to
market comparable Net asset value
Equity instruments
3
3.1
3.4
0.1
0.1
Relative value to
market comparable Price
Debt issued designated at
fair value
4
13.0
15.3
Other financial liabilities
designated at fair value
3.4
2.6
Discounted expected
cash flows Funding spread
106
201
51
201
basis
points
Derivative financial instruments
Interest rate
0.4
0.4
0.2
0.2
Option model Volatility of interest rates
48
149
45
154
basis
points
Volatility of inflation
1
6
1
6
%
IR-to-IR correlation
71
99
4
100
%
Credit
0.5
0.5
0.4
0.6
Discounted expected
cash flows
Credit spreads

3
2,967
1
2,421
basis
points
Credit correlation
50
66
50
66
%
Credit volatility
60
60
60
60
%
Recovery rates
0
100
14
100
%
Equity / index
1.2
1.3
3.4
3.3
Option model Equity dividend yields
0
19
0
17
%
Volatility of equity stocks,
equity and other indices
4
135
4
142
%
Equity-to-FX correlation
(40)
77
(40)
77
%
Equity-to-equity correlation
10
100
(50)
100
%
Loan commitments
measured at FVTPL
0.3
1.0
Relative value to
market comparable
Loan price equivalent
15
100
35
102
points
1 The ranges of significant unobservable inputs are represented in points, percentages and basis points.

Points are a percentage of par (e.g., 100 points would be 100% of par).

2 Weighted averages are provided for
most non-derivative financial instruments and were calculated by weighting inputs based on the

fair values of the respective instruments. Weighted averages are not provided for inputs related

to Other financial liabilities
designated at fair value

and Derivative financial instruments,

as this would not

be meaningful.

3 The range

of inputs is not

disclosed, as there is

a dispersion of values

given the diverse nature

of the investments.

4 Debt issued designated at fair value primarily consists of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, as well as rates-linked and credit-linked notes, all of

which have embedded

derivative parameters

that are considered

to be unobservable.

The equivalent

derivative instrument paramet

ers for debt issued

or embedded derivatives

for over-the-counter

debt
instruments are presented in the respective derivative financial instruments lines in this table.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

82
Note 10

Fair value measurement (continued)
d) Level 3 instruments: sensitivity to changes

in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or
more of

the unobservable

inputs to

reflect reasonably

possible alternative

assumptions would

change fair

value
significantly, and the estimated effect thereof.

The

sensitivity data

shown below

presents an

estimation of

valuation uncertainty

based

on

reasonably possible
alternative values for Level 3

inputs at the balance sheet

date and does not represent

the estimated effect of stress
scenarios. Typically,

these financial

assets and

liabilities are

sensitive to

a combination

of inputs

from Levels 1–3.
Although well-defined interdependencies may exist

between Level 1 / 2 parameters and

Level 3 parameters (e.g.,
between interest rates,

which are generally

Level 1 or Level 2,

and prepayments,

which are generally

Level 3), these
have not been incorporated

in the table. Furthermore,

direct interrelationships between

the Level 3 parameters are
not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes

in unobservable input assumptions
1
30.6.24 31.3.24 31.12.23
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans measured at fair value and guarantees
453
(433)
441
(407)
635
(600)
Securities financing transactions
34
(31)
37
(33)
30
(32)
Auction rate securities
8
(6)
39
(25)
67
(21)
Asset-backed securities
44
(48)
54
(58)
39
(36)
Equity instruments
428
(403)
447
(428)
430
(413)
Investment fund units
140
(141)
142
(144)
135
(137)
Loan commitments measured at FVTPL
85
(110)
148
(176)
313
(343)
Interest rate derivatives, net
139
(81)
209
(102)
217
(103)
Credit derivatives, net
124
(128)
117
(117)
140
(131)
Foreign exchange derivatives, net
3
(4)
4
(4)
5
(4)
Equity / index derivatives, net
651
(546)
563
(498)
521
(443)
Other
83
(90)
126
(141)
281
(276)
Total
2,192
(2,021)
2,327
(2,133)
2,815
(2,538)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.
e) Level 3 instruments: movements during

the period
The table below presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities

may be hedged with instruments

classified as Level 1 or Level 2 in
the fair

value hierarchy

and, as

a

result,

realized and

unrealized gains

and losses

included in

the table

may not
include the effect of related hedging

activity. Furthermore, the realized and unrealized gains and losses presented
in the table are not

limited solely to those

arising from Level 3 inputs,

as valuations are generally

derived from both
observable and unobservable parameters.
Assets

and

liabilities

transferred

into

or

out

of

Level 3

are

presented

as

if

those

assets

or

liabilities

had

been
transferred on 1 January 2024.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

83
Note 10

Fair value measurement (continued)

Movements of Level 3 instruments
USD bn
Balance
at the

beginning
of the
period
Credit
Suisse
Level 3
assets and
liabilities
acquired
Net gains /
losses
included in
compre-
hensive
income
1
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance
at the
end
of the
period
For the six months ended 30 June 2024
2
Financial assets at fair value held for
trading
22.6
0.3
(0.3)
0.9
(11.6)
0.8
(5.7)
1.6
(0.7)
(0.1)
8.0
of which: Equity instruments
0.3
(0.0)
(0.0)
0.0
(0.0)
0.0
(0.0)
0.0
(0.1)
(0.0)
0.2
of which: Corporate and municipal
bonds
1.3
(0.1)
(0.0)
0.3
(0.5)
0.0
0.0
0.0
(0.1)
(0.0)
0.9
of which: Loans
19.6
0.5
(0.2)
0.4
(9.9)
0.8
(5.7)
1.4
(0.6)
(0.1)
6.4
Derivative financial instruments –
assets
2.6
(0.0)
0.0
0.0
(0.0)
0.6
(0.5)
0.3
(0.6)
(0.0)
2.3
of which: Interest rate
0.4
0.0
0.1
0.0
(0.0)
0.0
(0.1)
0.1
(0.0)
0.0
0.4
of which: Equity / index
1.3
(0.0)
(0.0)
0.0
(0.0)
0.5
(0.2)
0.1
(0.4)
(0.0)
1.2
of which: Credit
0.5
(0.1)
(0.0)
0.0
(0.0)
0.1
(0.1)
0.1
(0.0)
(0.0)
0.5
Financial assets at fair value not held
for trading
8.4
(0.2)
(0.3)
0.3
(0.2)
1.1
(1.7)
0.5
(0.2)
(0.1)
7.9
of which: Loans
2.3
(0.1)
(0.1)
0.2
(0.0)
0.7
(0.3)
0.0
(0.1)
(0.1)
2.6
of which: Auction rate securities
1.2
0.0
(0.0)
0.0
0.0
0.0
(1.1)
0.0
0.0
0.0
0.2
of which: Equity instruments
3.1
(0.1)
(0.1)
0.0
(0.1)
0.0
0.0
0.0
0.0
(0.1)
2.9
Derivative financial instruments –
liabilities
5.6
(0.8)
(0.3)
0.0
(0.2)
1.7
(1.4)
0.3
(0.6)
(0.0)
4.4
of which: Interest rate
0.2
(0.1)
0.1
0.0
(0.0)
0.0
(0.0)
0.1
(0.0)
0.0
0.2
of which: Equity / index
3.3
0.0
0.0
0.0
(0.1)
1.5
(1.1)
0.2
(0.5)
(0.0)
3.4
of which: Credit
0.6
(0.1)
(0.1)
0.0
(0.0)
0.1
(0.2)
0.0
(0.0)
(0.0)
0.4
of which: Loan commitments
measured at FVTPL
1.0
(0.6)
(0.2)
0.0
(0.1)
0.0
(0.0)
0.0
0.0
(0.0)
0.3
Debt issued designated at fair value
15.3
(0.4)
(0.0)
0.0
0.0
3.0
(2.9)
0.7
(2.7)
(0.1)
13.0
Other financial liabilities designated at
fair value
2.6
(0.1)
(0.0)
0.0
(0.0)
1.1
(0.5)
0.4
(0.1)
(0.0)
3.4

For the six months ended 30 June 2023
3
Financial assets at fair value held for
trading
1.5
26.2
(0.5)
(0.6)
0.5
(1.9)
1.1
0.0
0.1
(0.3)
0.0
26.7
of which: Investment fund units
0.1
0.1
(0.0)
(0.0)
0.0
(0.0)
0.0
0.0
0.0
(0.0)
(0.0)
0.1
of which: Corporate and municipal
bonds
0.5
1.1
(0.4)
(0.4)
0.3
(0.6)
0.0
0.0
0.0
(0.0)
0.0
1.0
of which: Loans
0.6
23.1
(0.1)
(0.1)
0.0
(1.1)
1.1
0.0
(0.0)
(0.2)
(0.0)
23.5
Derivative financial instruments –
assets
1.5
1.4
(0.1)
(0.1)
0.0
(0.0)
0.5
(0.3)
0.1
(0.2)
0.0
3.0
of which: Interest rate
0.5
0.2
0.1
0.1
0.0
0.0
0.1
(0.0)
0.0
(0.0)
(0.0)
0.8
of which: Equity / index
0.7
0.5
(0.1)
(0.1)
0.0
(0.0)
0.3
(0.2)
0.0
(0.2)
(0.0)
1.1
of which: Credit
0.3
0.2
(0.0)
(0.0)
0.0
(0.0)
0.1
(0.0)
0.0
(0.0)
0.0
0.6
Financial assets at fair value not held
for trading
3.7
4.2
0.0
0.0
0.5
(0.4)
0.0
(0.0)
0.1
(0.1)
0.0
8.0
of which: Loans
0.7
0.8
0.0
0.0
0.2
(0.0)
0.0
(0.0)
0.0
(0.1)
(0.0)
1.6
of which: Auction rate securities
1.3
0.0
0.0
0.0
0.0
(0.0)
0.0
0.0
0.0
0.0
0.0
1.3
of which: Equity instruments
0.8
2.1
(0.0)
(0.0)
0.2
(0.1)
0.0
0.0
0.0
0.0
0.0
3.1
Derivative financial instruments –
liabilities
1.7
4.5
0.4
0.3
0.0
(0.2)
0.8
(0.4)
0.1
(0.3)
0.0
6.6
of which: Interest rate
0.1
0.2
0.0
0.0
0.0
0.0
0.1
(0.1)
0.0
0.0
0.0
0.4
of which: Equity / index
1.2
1.7
0.5
0.5
0.0
(0.0)
0.6
(0.3)
0.0
(0.1)
0.0
3.7
of which: Credit
0.3
0.3
0.0
0.0
0.0
(0.0)
0.1
(0.0)
0.1
(0.2)
(0.0)
0.6
of which: Loan commitments
measured at FVTPL
0.0
2.0
(0.2)
(0.2)
0.0
(0.2)
0.0
0.0
0.0
0.0
0.0
1.6
Debt issued designated at fair value
10.5
8.5
0.4
0.4
0.0
0.0
2.4
(2.5)
0.6
(0.8)
(0.0)
19.1
Other financial liabilities designated at
fair value
0.7
2.1
0.0
0.0
0.0
0.0
0.2
(0.1)
0.0
(0.0)
(0.0)
3.0
1 Net gains / losses included

in comprehensive income are recognized

in Net interest income and

Other net income from financial

instruments measured at fair value

through profit or loss in

the Income statement,
and also in

Gains / (losses)

from own credit

on financial

liabilities designated

at fair value,

before tax

in the Statement

of comprehensive

income.

2 Total

Level 3 assets as

of 30 June

2024 were

USD
18.4
bn
(31 December 2023: USD
33.6
bn). Total Level 3

liabilities as of

30 June 2024 were

USD
20.9
bn (31 December 2023:

USD
23.6
bn).

3 Comparative-period information

has been revised.

Please refer to

“Note 2
Accounting for the acquisition of the Credit Suisse Group” in the UBS Group Annual Report 2023 for more information about the IFRS 3 measurement period adjustments.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

84
Note 10

Fair value measurement (continued)
f) Financial instruments not measured

at fair value
The table

below reflects

the estimated

fair values

of financial

instruments not

measured at

fair value.

Valuation
principles applied

when determining fair

value estimates for

financial instruments not

measured at

fair value

are
consistent with those described in “Note 21

Fair value measurement” in the “Consolidated financial statements”
section of the UBS Group Annual Report 2023.

Financial instruments not measured at fair value
30.6.24 31.3.24 31.12.23
USD bn
Carrying
amount Fair value
Carrying
amount
1
Fair value
Carrying
amount
1
Fair value
Assets
Cash and balances at central banks
248.3
248.3
271.4
271.4
314.1
314.1
Amounts due from banks
22.0
22.0
22.1
22.1
21.1
21.2
Receivables from securities financing transactions measured at amortized cost
82.0
82.0
101.6
101.7
99.0
99.0
Cash collateral receivables on derivative instruments
43.6
43.6
46.7
46.7
50.1
50.1
Loans and advances to customers
599.1
594.6
605.1
600.0
639.7
633.5
Other financial assets measured at amortized cost
60.4
58.2
62.7
60.6
65.5
63.9
Liabilities
Amounts due to banks
26.8
26.8
47.9
47.8
71.0
71.0
Payables from securities financing transactions measured at amortized cost
14.9
14.9
13.0
12.9
14.4
14.4
Cash collateral payables on derivative instruments
32.8
32.8
37.3
37.3
41.6
41.5
Customer deposits
756.8
757.3
764.0
764.8
792.0
792.9
Debt issued measured at amortized cost
229.2
233.8
226.3
230.9
237.8
241.3
Other financial liabilities measured at amortized cost
2
16.3
16.2
16.2
16.0
15.3
15.2
1 Comparative-period information has been revised. Refer to Note 2 for more information.

2 Excludes lease liabilities.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

85
Note 11

Derivative instruments
a) Derivative instruments

As of 30.6.24, USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional values
related to derivative
financial assets and
liabilities
1
Other
notional
values
2
Derivative financial instruments
Interest rate
48.8
47.3
3,472
20,200
Credit derivatives
3.0
3.8
170
Foreign exchange
51.0
52.0
7,148
213
Equity / index
33.4
41.4
1,432
96
Commodities
2.6
2.0
153
18
Other
3
0.8
2.6
151
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4
139.6
149.1
12,526
20,526
Further netting potential not recognized on the balance

sheet
5
(124.4)
(132.4)
of which: netting of recognized financial liabilities / assets
(101.3)
(101.3)
of which: netting with collateral received / pledged
(23.1)
(31.1)
Total derivative financial instruments, after consideration of further netting potential
15.2
16.7
As of 31.3.24, USD bn
Derivative financial instruments
Interest rate
52.5
50.3
3,469
21,010
Credit derivatives
3.0
3.7
206
Foreign exchange
62.0
59.1
7,014
224
Equity / index
37.7
45.8
1,439
92
Commodities
3.0
2.6
152
20
Other
3
1.0
1.5
182
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4
159.2
163.0
12,461
21,346
Further netting potential not recognized on the balance

sheet
5
(141.5)
(147.9)
of which: netting of recognized financial liabilities / assets
(115.7)
(115.7)
of which: netting with collateral received / pledged
(25.8)
(32.1)
Total derivative financial instruments, after consideration of further netting potential
17.7
15.2
As of 31.12.23, USD bn
Derivative financial instruments
Interest rate
55.6
52.9
3,524
20,074
Credit derivatives
4.0
4.7
275
Foreign exchange
78.7
89.9
6,913
180
Equity / index
35.5
41.4
1,397
95
Commodities
2.0
1.6
143
16
Other
3
0.4
1.6
117
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4
176.1
192.2
12,369
20,366
Further netting potential not recognized on the balance

sheet
5
(162.8)
167.9
of which: netting of recognized financial liabilities / assets
(133.0)
(133.0)
of which: netting with collateral received / pledged
(29.8)
(35.0)
Total derivative financial instruments, after consideration of further netting potential
13.3
24.2
1 In cases where

derivative financial instruments

are presented on a

net basis on the

balance sheet, the respective

notional values of the

netted derivative financial

instruments are still presented

on a gross basis.
Notional amounts of client-cleared ETD and OTC transacti

ons through central clearing counterparties are not disclosed, as they have a significantly different risk profile.

2 Other notional values relate to derivatives
that are cleared through either

a central counterparty or an

exchange and settled on a

daily basis (except for

OTC derivatives settled through collateralized-to-market arrangements, which are presented under

Derivative
financial assets and Derivative financial liabilities).The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative

instruments and was not material for all

periods presented.

3 Includes Loan commitments measured at FVTPL, as

well as unsettled purchases and sales of non-derivative
financial instruments for which the changes

in the fair value between

trade date and settlement

date are recognized as derivative

financial instruments. The

balance as of 30 June

2024 also includes UBS’s

funding
obligation arising from the offer by the Credit Suisse

supply chain finance funds to redeem the outstanding

units which was accounted for as a

derivative liability (refer to note 15).

4 Financial assets and liabilities
are presented net on the balance

sheet if UBS has the unconditional

and legally enforceable right to

offset the recognized amounts,

both in the normal course

of business and in the event

of default, bankruptcy or
insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the UBS Group Annual Report 2023 for more information.

b) Cash collateral on derivative instruments

USD bn
Receivables
30.6.24
Payables
30.6.24
Receivables
31.3.24
Payables
31.3.24
Receivables
31.12.23
Payables
31.12.23
Cash collateral on derivative instruments, based on netting under IFRS Accounting
Standards
1
43.6
32.8
46.7
37.3
50.1
41.6
Further netting potential not recognized on the balance

sheet
2
(27.2)
(19.0)
(28.8)
(22.6)
(32.9)
(26.4)
of which: netting of recognized financial liabilities / assets
(24.6)
(16.5)
(26.0)
(19.8)
(29.7)
(23.2)
of which: netting with collateral received / pledged
(2.5)
(2.5)
(2.8)
(2.8)
(3.2)
(3.2)
Cash collateral on derivative instruments, after consideration of further netting potential
16.5
13.8
17.9
14.7
17.2
15.2
1 Financial assets and liabilities are presented

net on the balance sheet if UBS

has the unconditional and legally enforceable

right to offset the recognized amounts,

both in the normal course of business

and in the
event of default,

bankruptcy or insolvency

of UBS or

its counterparties, and

intends either to

settle on a

net basis or

to realize the

asset and settle

the liability simultaneously.

2 Reflects the

netting potential in
accordance with enforceable

master netting and

similar arrangements where

not all criteria

for a net

presentation on the

balance sheet have

been met. Refer

to “Note 22

Offsetting financial assets

and financial
liabilities” in the “Consolidated financial statements” section of the UBS Group Annual Report 2023 for more information.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

86
Note 12

Other assets and liabilities
a) Other financial assets measured at

amortized cost

USD m 30.6.24 31.3.24
1
31.12.23
1
Debt securities
41,489
43,031
45,057
Loans to financial advisors
2,601
2,615
2,615
Fee- and commission-related receivables
2,460
2,429
2,576
Finance lease receivables
6,001
5,948
6,288
Settlement and clearing accounts

529
395
338
Accrued interest income
2,599
2,981
3,163
Other
2
4,752
5,308
5,418
Total other financial assets measured at amortized cost
60,431
62,707
65,455
1 Comparative-period information has

been revised. Refer to

Note 2 for more information.

2 Predominantly includes cash collateral

provided to exchanges and

clearing houses to secure securities

trading activity
through those counterparties.
b) Other non-financial assets

USD m 30.6.24 31.3.24 31.12.23
Precious metals and other physical commodities

6,445
6,466
5,930
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1
2,761
2,736
2,726
Prepaid expenses
1,889
2,048
2,080
Current tax assets

1,866
1,620
1,456
VAT,

withholding tax and other tax receivables
1,106
952
1,327
Properties and other non-current assets held for sale
151
156
188
Other
2,295
2,239
2,342
Total other non-financial assets
16,514
16,217
16,049
1 Refer to Note 15 for more information.
c) Other financial liabilities measured at

amortized cost

USD m 30.6.24 31.3.24 31.12.23
Other accrued expenses
3,115
3,063
3,270
Accrued interest expenses
6,872
6,482
6,692
Settlement and clearing accounts
1,815
2,234
1,519
Lease liabilities
5,097
5,213
5,502
Other

4,484
4,364
3,868
Total other financial liabilities measured at amortized cost
21,383
21,356
20,851
d) Other financial liabilities designated at

fair value

USD m 30.6.24 31.3.24 31.12.23
Financial liabilities related to unit-linked investment contracts
17,080
16,612
15,992
Securities financing transactions
7,699
5,121
7,416
Over-the-counter debt instruments and other
7,096
6,407
6,076
Total other financial liabilities designated at fair value
31,875
28,140
29,484
e) Other non-financial liabilities

USD m 30.6.24 31.3.24 31.12.23
Compensation-related liabilities
7,771
6,530
9,746
of which: net defined benefit liability
757
772
796
Current tax liabilities
1,303
1,447
1,460
Deferred tax liabilities
319
330
325
VAT,

withholding tax and other tax payables
1,070
888
1,120
Deferred income
763
670
635
Other
494
524
802
Total other non-financial liabilities
11,720
10,388
14,089

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

87
Note 13

Debt issued designated at fair value

USD m 30.6.24 31.3.24 31.12.23
Equity-linked
1
55,911
56,608
60,573
Rates-linked

25,811
25,940
28,883
Credit-linked
6,510
6,756
7,730
Fixed-rate
15,271
17,359
20,541
Commodity-linked
3,507
3,618
3,844
Other
6,200
6,525
6,718
of which: debt that contributes to total loss-absorbing capacity
4,585
4,476
4,629
Total debt issued designated at fair value
2
113,209
116,806
128,289
of which: issued by UBS AG standalone with original maturity greater than one year
3
93,943
70,648
73,544
of which: issued by Credit Suisse AG standalone with original maturity greater than one year
3
26,089
29,948
of which: issued by Credit Suisse International standalone

with original maturity greater than one year
3
721
946
1,471
1 Includes investment fund unit-linked instruments issued.

2 As of 30 June 2024,
99
% of Total debt issued designated at fair value was unsecured (31 March 2024:
99
%).

3 Based on original contractual maturity
without considering any early redemption features.

Note 14

Debt issued measured at amortized cost

USD m 30.6.24 31.3.24 31.12.23
Short-term debt
1
34,944
32,485
38,530
Senior unsecured debt

143,832
143,540
147,547
of which: contributes to total loss-absorbing capacity
100,765
98,973
101,939
of which: issued by UBS AG standalone with original maturity greater than one year
38,938
16,069
18,446
of which: issued by Credit Suisse AG standalone with original maturity greater than one year
22,529
24,609
Covered bonds
8,524
6,498
5,214
Subordinated debt
14,350
16,446
17,644
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments
12,400
12,021
10,744
of which: eligible as low-trigger loss-absorbing additional

tier 1 capital instruments
1,225
1,217
1,214
of which: eligible as non-Basel III-compliant tier 2 capital instruments
536
537
538
Debt issued through the Swiss central mortgage institutions
26,011
25,669
27,377
Other long-term debt
1,563
1,613
1,506
Long-term debt
2
194,279
193,766
199,288
Total debt issued measured at amortized cost
3,4
229,223
226,251
237,817
1 Debt with an original contractual maturity

of less than one year,

includes mainly certificates of deposit

and commercial paper.

2 Debt with an original contractual

maturity greater than or equal to

one year. The
classification of debt

issued into

short-term and

long-term does

not consider

any early redemption

features.

3 Net of

bifurcated embedded

derivatives, the

fair value

of which

was not

material for

the periods
presented.

4 Except for Covered bonds (
100
% secured), Debt issued through the Swiss central mortgage institutions (
100
% secured) and Other long-term debt (
92
% secured),
100
% of the balance was unsecured
as of 30 June 2024.

Note 15

Provisions and contingent liabilities
a) Provisions and contingent liabilities
The table below presents an overview of total provisions

and contingent liabilities.

USD m 30.6.24 31.3.24
1
31.12.23
1
Provisions related to expected credit losses (IFRS 9, Financial Instruments )
2
294
328
350
Provisions related to Credit Suisse loan commitments (IFRS

3,
Business Combinations )
1,367
1,667
1,924
Provisions related to litigation, regulatory and similar matters

(IAS 37,
Provisions, Contingent Liabilities and Contingent Assets )
3,630
3,920
4,020
Acquisition-related contingent liabilities (IFRS 3, Business Combinations )
2,619
3,945
3,993
Restructuring, real-estate and other provisions (IAS 37, Provisions, Contingent Liabilities and Contingent Assets )
1,382
1,216
2,123
Total provisions and contingent liabilities
9,293
11,076
12,412
1 Comparative-period information has been revised. Refer to Note 2 for more information.

2 Refer to Note 9c for more information.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

88
Note 15

Provisions and contingent liabilities

(continued)
The table below presents additional information for provisions under IAS 37, Provisions, Contingent Liabilities and
Contingent Assets .

USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total
Balance as of 31 December 2023
4,020
741
259
1,123
6,144
Balance as of 31 March 2024
3,920
662
238
317
5,136
Increase in provisions recognized in the income statement
37
315
2
41
395
Release of provisions recognized in the income statement
(41)
(16)
0
(16)
(73)
Reclassification of IFRS 3 contingent liabilities to IAS 37 provisions
1,171
5
0
0
0
1,171
Provisions used in conformity with designated purpose
(1,442)
5
(138)
(5)
(21)
(1,605)
Foreign currency translation and other movements
(15)
4
(1)
0
(11)
Balance as of 30 June 2024
3,630
827
233
322
5,013
1 Consists of provisions for losses resulting

from legal, liability and compliance risks.

2 Consists of USD
461
m of provisions for onerous contracts related

to real estate as of 30 June

2024 (31 March 2024: USD
443
m;
31 December 2023: USD
448
m) and USD
365
m of personnel-related

restructuring provisions as

of 30 June 2024

(31 March 2024: USD
218
m; 31 December 2023:

USD
294
m).

3 Mainly includes provisions

for
reinstatement costs with respect

to leased properties.

4 Mainly includes provisions related

to employee benefits and

operational risks.

5 During the second quarter

of 2024, UBS agreed

to fund an offer

by the
Credit Suisse supply chain finance funds to redeem all of the outstanding units of the respective funds. As a result, UBS reclassified USD
944
m from IFRS 3 acquisition-related contingent liabilities to IAS 37 provisions related to litigation, regulatory and similar matters, as the probability of an outflow of resources increased, bringing the total IAS 37 provision for this matter to USD
1,421
m, with no impact on the income statement.
The provision has been used to recognize the funding obligation, which was accounted for as a derivative liability with a fair value of USD
1,421
m as of 30 June 2024.
Information about provisions and

contingent liabilities in respect of

litigation, regulatory and similar matters,

as a
class,

is

included

in

Note

15b.

There

are

no

material

contingent

liabilities

associated

with

the

other

classes

of
provisions.
b) Litigation, regulatory and similar matters
The Group operates in

a legal and regulatory

environment that exposes it to

significant litigation and similar risks
arising from disputes

and regulatory proceedings. As

a result,

UBS (which for

purposes of this

Note may

refer to
UBS

Group

AG

and/or

one

or

more

of

its

subsidiaries,

as

applicable)

is

involved

in

various

disputes

and

legal
proceedings, including litigation, arbitration,

and regulatory and criminal investigations.
Such matters are subject

to many uncertainties,

and the outcome and the

timing of resolution are

often difficult to
predict,

particularly in

the

earlier

stages

of

a

case.

There

are

also

situations

where

the Group

may

enter into

a
settlement

agreement.

This

may

occur

in

order

to

avoid

the

expense,

management

distraction

or

reputational
implications of

continuing to

contest liability,

even

for those

matters for

which

the Group

believes it

should be
exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters

with respect to

which provisions have

been established and

other contingent liabilities.

The Group
makes

provisions

for

such

matters

brought

against

it

when,

in

the

opinion

of

management

after

seeking legal
advice, it

is more

likely than

not that

the Group

has a

present legal

or constructive obligation

as a

result of

past
events, it

is probable

that an

outflow of

resources will

be required,

and the

amount can

be reliably

estimated. Where
these factors

are

otherwise satisfied,

a

provision may

be

established for

claims that

have

not

yet been

asserted
against the

Group, but

are nevertheless

expected to

be, based

on

the Group’s

experience with

similar asserted
claims.

If

any

of

those

conditions

is

not

met,

such

matters

result

in

contingent

liabilities.

If

the

amount

of

an
obligation cannot

be reliably

estimated, a

liability exists

that is

not recognized

even if

an outflow

of resources

is
probable. Accordingly, no

provision is

established even if

the potential

outflow of resources

with respect

to such
matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior

to

the

issuance

of

financial

statements, which

affect

management’s assessment

of

the

provision

for

such
matter

(because,

for

example,

the

developments provide

evidence of

conditions that

existed

at

the

end

of

the
reporting

period),

are

adjusting

events

after

the

reporting period

under

IAS

10

and

must

be

recognized in

the
financial statements for the reporting period.
Specific litigation, regulatory and other matters are

described below, including all such matters that

management
considers to be material and others that management believes to be of significance to the Group due to potential financial,

reputational

and

other

effects.

The

amount

of

damages

claimed,

the

size

of

a

transaction

or

other
information is

provided where

available and

appropriate in order

to assist

users in

considering the

magnitude of
potential exposures.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

89
Note 15

Provisions and contingent liabilities

(continued)
In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we

make this statement and we expect

disclosure of the amount of a provision

to
prejudice seriously our

position with other

parties in the

matter because it

would reveal what

UBS believes to

be
the

probable

and

reliably estimable

outflow, we

do

not

disclose

that amount.

In

some

cases we

are

subject to
confidentiality obligations

that preclude

such disclosure.

With respect

to the

matters for

which we

do not

state
whether we have

established a provision,

either: (a) we

have not established

a provision; or

(b) we have

established
a provision

but expect

disclosure of

that fact

to prejudice

seriously our

position with

other parties

in the

matter
because it would reveal the fact that

UBS believes an outflow of resources to be probable

and reliably estimable.
With respect to certain litigation, regulatory

and similar matters for which we

have established provisions, we are
able to

estimate the expected

timing of outflows.

However, the aggregate

amount of the

expected outflows for
those matters for which we

are able to estimate expected

timing is immaterial relative to

our current and expected
levels of liquidity over the relevant time periods.

The

aggregate

amount

provisioned

for

litigation,

regulatory

and

similar

matters

as

a

class

is

disclosed

in

the
“Provisions” table in Note 15a above. UBS provides

below an estimate of the aggregate liability for

our litigation,
regulatory and

similar matters

as a

class of

contingent liabilities.

Estimates of

contingent liabilities

are inherently
imprecise and

uncertain as

these

estimates require UBS

to

make speculative

legal assessments

as

to claims

and
proceedings that involve

unique fact patterns

or novel legal

theories, that have

not yet been

initiated or are

at early
stages of

adjudication, or

as to

which

alleged damages

have

not been

quantified by

the claimants.

Taking into
account these uncertainties

and the other factors

described herein, UBS

estimates the future losses

that could arise
from litigation,

regulatory and

similar matters

disclosed below

for which

an estimate

is possible,

that are

not covered
by existing

provisions (including

provisions established

under IFRS

3 in

connection with

the acquisition

of Credit
Suisse), are in the range of USD
0
bn to USD
1.7
bn.

Litigation, regulatory

and similar

matters may

also result

in non-monetary

penalties and

consequences. A

guilty plea
to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate

licenses and regulatory authorizations, and may

permit financial market
utilities to

limit, suspend

or terminate

UBS’s participation

in such

utilities. Failure

to obtain

such waivers,

or any
limitation, suspension

or termination

of licenses,

authorizations or

participations, could

have material

consequences
for UBS.
The amounts

shown in

the table below

reflect the

provisions recorded

under IFRS

Accounting Standards

accounting
principles.

In

connection

with

the

acquisition

of

Credit

Suisse,

UBS

Group

AG

additionally

has

reflected

in

its
purchase accounting under IFRS 3 a

valuation adjustment reflecting an estimate

of outflows relating to contingent
liabilities for all present

obligations included in the scope

of the acquisition at

fair value upon closing, even

if it is
not

probable

that

the

contingent

liability

will

result

in

an

outflow

of

resources,

significantly

decreasing

the
recognition threshold for

litigation liabilities beyond

those that generally

apply under IFRS

Accounting Standards.
The

IFRS

3

acquisition-related contingent

liabilities

of USD
2.6
bn

at

30

June

2024 reflect

updated

estimates of
outflows,

including

an

increase

of

USD
0.2
bn

in

IFRS

3

measurement

period

adjustments

following

additional
information about

circumstances existing

on the

acquisition date,

shifts to

provisions under

IAS 37

and releases
upon resolution of the relevant matter.

Provisions for litigation, regulatory and similar matters,

by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking

Asset
Management
Investment
Bank
Non-core
and Legacy Group Items UBS Group
Balance as of 31 December 2023
1,235
157
15
294
2,186
134
4,020
Balance as of 31 March 2024
1,201
152
2
288
2,142
134
3,920
Increase in provisions recognized in the income statement
28
0
0
6
0
3
37
Release of provisions recognized in the income statement
(11)
0
0
(7)
(22)
0
(41)
Reclassification of IFRS 3 contingent liabilities to IAS 37 provisions
2
0
0
0
0
1,171
0
1,171
Provisions used in conformity with designated purpose
2
(10)
0
0
(5)
(1,425)
(1)
(1,442)
Foreign currency translation and other movements
(8)
(1)
0
(1)
(4)
0
(15)
Balance as of 30 June 2024
1,199
152
2
280
1,862
135
3,630
1 Provisions, if any,

for the matters

described in items 2

and 10 of this

Note are recorded

in Global Wealth

Management. Provisions,

if any, for

the matters described

in items 5, 6,

7, 8, 9 and

11 of this Note

are
recorded in Non-core and Legacy. Provisions, if any, for the matters described in items 13 and 14 of

this Note are recorded in Group Items. Provisions, if any, for the matters described in item 1 of this

Note are allocated
between Global Wealth Management,

Personal & Corporate

Banking and Non-core and

Legacy. Provisions,

if any, for

the matters described in item

3 of this Note are

allocated between the Investment Bank,

Non-
core and Legacy and Group Items.

Provisions, if any,

for the matters described in item 4 of

this Note are allocated between Global

Wealth Management and Personal

& Corporate Banking. Provisions,

if any, for the
matters described in item 12 of this Note are allocated between the Investment

Bank and Non-core and Legacy.

2 During the second quarter of 2024, UBS agreed to fund an offer by the Credit Suisse supply chain
finance funds to

redeem all of

the outstanding units

of the respective

funds. As

a result, UBS

reclassified USD
944
m from IFRS

3 acquisition-related contingent

liabilities to IAS

37 provisions related

to litigation,
regulatory and similar matters, as the

probability of an outflow of resources increased,

bringing the total IAS 37 provision for

this matter to USD
1,421
m, with no impact on the income

statement. The provision has
been used to recognize the funding obligation, which was accounted for as a derivative liability with a fair value of USD
1,421
m as of 30 June 2024.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

90
Note 15

Provisions and contingent liabilities

(continued)
1. Inquiries regarding cross-border wealth management

businesses

Tax

and regulatory

authorities in

a number

of countries

have made

inquiries, served

requests for

information or
examined

employees

located

in

their

respective

jurisdictions

relating

to

the

cross-border

wealth

management
services provided by

UBS and

other financial

institutions. Credit Suisse

offices in various

locations, including

the UK,
the Netherlands, France and

Belgium, have been contacted

by regulatory and law enforcement

authorities seeking
records and information

concerning investigations

into Credit

Suisse’s historical

private banking

services on a

cross-
border basis and

in part through

its local branches

and banks.

The UK and

French aspects of

these issues have

been
closed. UBS is continuing to cooperate with

the authorities.
Since 2013, UBS

(France) S.A., UBS AG

and certain former employees

have been under investigation in

France in
relation to UBS’s cross-border business with French

clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“ caution ”) of EUR
1.1
bn.
In 2019,

the court of

first instance

returned a verdict

finding UBS AG

guilty of

unlawful solicitation of

clients on
French territory and aggravated

laundering of the proceeds

of tax fraud, and UBS

(France) S.A. guilty of aiding

and
abetting unlawful

solicitation and

of laundering

the proceeds

of tax

fraud. The

court imposed

fines aggregating
EUR
3.7
bn on UBS AG and UBS (France) S.A. and awarded EUR
800
m of civil damages to the French state. A trial
in the

Paris Court

of Appeal

took place

in March

2021. In

December 2021,

the Court

of Appeal

found UBS

AG
guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of
EUR
3.75
m,

the

confiscation

of

EUR
1
bn,

and

awarded

civil

damages

to

the

French

state

of

EUR
800
m.

UBS
appealed the decision to the

French Supreme Court. The Supreme

Court rendered its judgment on

15 November
2023. It

upheld the

Court of

Appeal‘s decision regarding

unlawful solicitation and

aggravated laundering of

the
proceeds of tax fraud, but overturned the confiscation of EUR
1
bn, the penalty of EUR
3.75
m and the EUR
800
m
of civil

damages awarded

to the

French state.

The case

has been

remanded to

the Court

of Appeal

for a

retrial
regarding these overturned elements.

The French state has reimbursed the

EUR
800
m of civil damages to UBS AG.
In

May

2014,

Credit

Suisse

entered

into

settlement

agreements

with

the

SEC,

Federal

Reserve

and

New

York
Department of

Financial

Services and

plead

guilty

to conspiring

to

aid

and

abet US

taxpayers

in

filing

false

tax
returns. Credit Suisse continued to report

to and cooperate with US authorities in

accordance with its obligations
under the

plea and

agreements, including

by conducting

a review

of cross-border

services provided

by Credit

Suisse.
In this connection,

Credit Suisse provided information to US authorities regarding potentially undeclared

US assets
held by clients at

Credit Suisse since the

May 2014 plea. UBS

continues to cooperate with the

authorities in their
ongoing reviews. In

March 2023, the US

Senate Finance Committee

issued a report

criticizing Credit Suisse

AG’s
history regarding

US tax

compliance. The

report called

on the

DOJ to

investigate Credit

Suisse AG’s

compliance
with the 2014 plea.
In February 2021, a

qui tam complaint was filed

in the Eastern District of

Virginia, alleging that Credit Suisse had
violated the

False Claims Act

by failing

to disclose

all US

accounts at

the time

of the

2014 plea,

which allegedly
allowed Credit Suisse to pay a criminal fine

in 2014 that was purportedly lower

than it should have been. The DOJ
moved to

dismiss the

case, and

the Court

summarily dismissed

the suit.

The case

is now

on appeal

with the

US
Federal Court of Appeals for the Fourth Circuit.
Our balance sheet at 30

June 2024 reflected a

provision in an amount that

UBS believes to be

appropriate under
the applicable accounting standard. As in the case of other matters for which we have established provisions, the
future

outflow of

resources in

respect of

such

matters cannot

be

determined with

certainty based

on

currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized.
2. Madoff
In relation to

the Bernard

L. Madoff Investment

Securities LLC

(BMIS) investment

fraud, UBS

AG, UBS (Luxembourg)
S.A. (now UBS

Europe SE, Luxembourg

branch) and certain

other UBS subsidiaries have

been subject to

inquiries
by a

number of

regulators, including

the Swiss

Financial Market

Supervisory Authority

(FINMA) and

the Luxembourg
Commission

de

Surveillance

du

Secteur

Financier.

Those

inquiries

concerned

two

third-party

funds

established
under Luxembourg

law,

substantially all

assets of

which were

with BMIS,

as well

as certain

funds established

in
offshore

jurisdictions

with

either

direct

or

indirect

exposure

to

BMIS.

These

funds

faced

severe

losses,

and

the
Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles,

including custodian,

administrator,

manager,

distributor and

promoter,

and indicates

that UBS

employees
serve as board members.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

91
Note 15

Provisions and contingent liabilities

(continued)
In 2009 and 2010, the liquidators

of the two Luxembourg funds

filed claims against UBS entities,

non-UBS entities
and certain individuals, including

current and former UBS employees,

seeking amounts totaling approximately

EUR
2.1
bn, which

includes amounts

that the

funds may

be held

liable to

pay the

trustee for

the liquidation

of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims

against UBS entities (and non-UBS entities) for purported
losses relating to

the Madoff fraud.

The majority of

these cases have

been filed in

Luxembourg, where decisions
that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed

a further appeal in one of the test

cases.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities, among

others, in

relation to

the two

Luxembourg
funds and one of

the offshore funds. The

total amount claimed against

all defendants in

these actions was

not less
than USD
2
bn. In

2014, the

US Supreme

Court rejected

the BMIS

Trustee’s motion for

leave to

appeal decisions
dismissing all

claims against

UBS defendants

except those

for the

recovery of

approximately USD
125
m of

payments
alleged to be

fraudulent conveyances

and preference

payments. Similar

claims have

been filed against

Credit Suisse
entities seeking to recover

redemption payments. In

2016, the bankruptcy

court dismissed these

claims against the
UBS entities and

most of

the Credit

Suisse entities.

In 2019, the

Court of Appeals

reversed the

dismissal of

the BMIS
Trustee’s remaining claims. The case has been

remanded to the Bankruptcy Court

for further proceedings.
3. Foreign exchange, LIBOR and benchmark rates,

and other trading practices
Foreign exchange-related regulatory matters:

Beginning in 2013, numerous authorities commenced investigations concerning possible

manipulation of

foreign

exchange markets

and

precious

metals prices.

As

a

result

of these
investigations,

UBS

entered

into

resolutions

with

Swiss,

US

and

United

Kingdom

regulators

and

the

European
Commission. UBS

was granted

conditional immunity

by the Antitrust

Division of

the DOJ

and by

authorities in

other
jurisdictions

in

connection

with

potential

competition

law

violations

relating

to

foreign

exchange

and

precious
metals businesses. In December 2021, the European Commission issued a decision imposing a fine of EUR
83.3
m
on

Credit

Suisse

entities based

on

findings of

anticompetitive practices

in

the foreign

exchange

market. Credit
Suisse has

appealed the

decision to

the European

General Court.

UBS received

leniency and

accordingly no

fine
was assessed.
Foreign exchange-related civil litigation:

Putative class actions have been filed since 2013 in US federal courts and
in

other

jurisdictions

against

UBS,

Credit

Suisse

and

other

banks

on

behalf

of

putative

classes

of

persons

who
engaged in foreign currency

transactions with any of the

defendant banks. UBS has resolved

US federal court class
actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign
exchange futures

contracts and

options on

such futures

under a settlement

agreement that

provides for UBS

to pay
an aggregate of USD
141
m. Certain class members have excluded themselves from that settlement and have filed
individual actions

in US and

English courts against

UBS, Credit Suisse

and other banks,

alleging violations

of US and
European competition

laws and

unjust enrichment.

UBS and

the other

banks have

resolved those

individual matters.
In

2015, a

putative

class action

was filed

in

federal court

against UBS

and numerous

other banks

on

behalf of
persons and

businesses in

the US

who directly

purchased foreign

currency from

the defendants

and alleged

co-
conspirators for

their own

end use.

In May 2024,

the Second

Circuit upheld

the district

court’s dismissal

of the

case.
Credit Suisse

and UBS,

together with

other financial

institutions, were

named in

a consolidated

putative class

action
in Israel, which made allegations

similar to the consolidated class action. In

April 2022, Credit Suisse entered into
an agreement to settle all claims. The settlement

remains subject to court approval.
LIBOR and other benchmark-related regulatory

matters:

Numerous government agencies conducted investigations
regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain

times.

UBS

and

Credit

Suisse

reached

settlements

or

otherwise

concluded

investigations

relating

to
benchmark interest

rates with

the investigating

authorities. UBS

was granted

conditional leniency

or conditional
immunity

from

authorities

in

certain

jurisdictions,

including

the

Antitrust

Division

of

the

DOJ

and

the

Swiss
Competition Commission (WEKO), in

connection with potential

antitrust or competition

law violations related

to
certain rates.

However, UBS

has not

reached a

final settlement

with WEKO,

as the

Secretariat of

WEKO has

asserted
that UBS does not qualify for full immunity.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

92
Note 15

Provisions and contingent liabilities

(continued)
LIBOR and

other benchmark-related

civil litigation:

A number

of putative

class actions

and other

actions are

pending
in the federal

courts in New

York against UBS

and numerous other banks

on behalf of

parties who transacted in
certain interest rate benchmark-based derivatives. Also

pending in the US

and in other jurisdictions are

a number
of other

actions asserting losses

related to

various products whose

interest rates were

linked to

LIBOR and other
benchmarks, including

adjustable rate

mortgages, preferred

and debt securities,

bonds pledged

as collateral, loans,
depository

accounts,

investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,
through various

means, of

certain benchmark

interest rates,

including USD LIBOR,

Yen LIBOR,

EURIBOR, CHF LIBOR,
GBP LIBOR and seek unspecified compensatory

and other damages under various

legal theories.
USD LIBOR class and individual actions in the

US:
Beginning in 2013, putative class actions

were filed in US federal
district

courts

(and

subsequently

consolidated

in

the

SDNY)

by

plaintiffs

who

engaged

in

over-the-counter
instruments,

exchange

traded

Eurodollar

futures

and

options,

bonds

or

loans

that

referenced

USD LIBOR.

The
complaints allege

violations of

antitrust law

and the

Commodities Exchange

Act, as

well breach

of contract

and
unjust enrichment. Following various rulings

by the district court

and the Second Circuit

dismissing certain of the
causes of action and allowing others to proceed, one class

action with respect to transactions in over the counter
instruments and several actions brought by

individual plaintiffs are proceeding in

the district court. UBS and Credit
Suisse

have

entered

into

settlement

agreements

in

respect

of

the

class

actions

relating

to

exchange

traded
instruments, bonds and loans.

The exchange traded instruments

settlement received preliminary

approval from the
court in

April 2024.

The bondholder

and lender

action settlements

received final

court approval

and have

been
dismissed as

to UBS

and Credit

Suisse. In

addition, an

individual action

was filed

in the

Northern District

of California
against UBS, Credit

Suisse and numerous

other banks alleging

that the defendants

conspired to fix

the interest rate
used as the basis for

loans to consumers by

jointly setting the USD ICE

LIBOR rate and monopolized

the market for
LIBOR-based consumer

loans and

credit cards. The

court dismissed the

initial complaint

and subsequently

dismissed
an amended complaint with

prejudice. In January 2024,

plaintiffs appealed the dismissal

to the Ninth Circuit

Court
of Appeals.
Other benchmark

class actions

in the

US:
The Yen

LIBOR/Euroyen TIBOR,

EURIBOR and

GBP LIBOR

actions

have
been

dismissed.

The

dismissal of

Yen

LIBOR/Euroyen TIBOR

could be

appealed and

plaintiffs have

appealed the
dismissal of the EURIBOR and GBP LIBOR actions.
In November 2022, defendants have moved to dismiss the

complaint in the CHF LIBOR action. In

2023, the court
approved a settlement by Credit Suisse of the

claims against it in this matter.
Government bonds:

In 2021,

the European

Commission issued

a decision

finding that

UBS and

six other

banks
breached European

Union antitrust

rules between

2007 and

2011 relating

to European

government bonds. The
European

Commission

fined

UBS

EUR.

UBS

has

appealed

the

amount

of

the

fine.
Also

in

2021,

the

European
Commission

issued

a

decision

finding

that

Credit

Suisse

and

four

other

banks

had

breached

European

Union
antitrust

rules

relating

to

supra-sovereign,

sovereign

and

agency

bonds

denominated

in

USD.

The

European
commission fined Credit Suisse EUR
11.9
m.

Credit Suisse has appealed the decision.
Putative class actions

have been filed

since 2015 in

US federal courts

against UBS, Credit

Suisse and other

banks
on behalf of persons who participated in

markets for US Treasury securities since 2007. A

consolidated complaint
was filed in

2017 SDNY alleging that

the banks colluded

with respect to,

and manipulated prices of,

US Treasury
securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust
enrichment. In February 2024,

the Second Circuit affirmed

the district court’s dismissal

of the case.

The matter is
now

fully

resolved.

Similar

class

actions

have

been

filed

concerning

European

government

bonds

and

other
government bonds.
Credit Suisse, together with other financial institutions, was named in two Canadian putative class actions, which allege that

defendants conspired to

fix the

prices of

supranational, sub-sovereign and

agency bonds sold

to and
purchased

from

investors

in

the

secondary market.

One

action

was

dismissed

against

Credit

Suisse

in

February
2020.

In

October

2022,

Credit

Suisse

entered

into

an

agreement

to

settle

all

claims

in

the

second

action.

The
settlement remains subject to court approval.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

93
Note 15

Provisions and contingent liabilities

(continued)
Credit default

swap auction

litigation –
In June

2021, Credit

Suisse, along

with other

banks and

entities, was

named
in a

putative class

action complaint

filed in

the US

District Court

for the

District of

New Mexico

alleging manipulation
of credit default swap (CDS) final auction prices. Defendants filed a motion to enforce a previous CDS class action settlement in the SDNY. In January 2024,

the SDNY ruled that, to the extent

claims in the New Mexico action arise
from conduct prior to 30 June 2014,

those claims are barred by the SDNY

settlement. The plaintiffs have appealed
the SDNY decision.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements

and orders

referred to
above, our balance sheet at 30 June 2024

reflected a provision in an amount that UBS

believes to be appropriate
under the

applicable accounting

standard. As

in the

case of

other matters

for which

we have

established provisions,
the future outflow of resources in respect of such matters

cannot be determined with certainty based on currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized.
4. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in

a test case against UBS, that distribution fees paid

to
a firm for distributing third-party

and intra-group investment funds

and structured products must be disclosed

and
surrendered

to

clients

who

have

entered

into

a

discretionary

mandate agreement

with

the

firm,

absent a

valid
waiver. FINMA issued a

supervisory note

to all Swiss

banks in response

to the Supreme

Court decision.

UBS has

met
the FINMA requirements and has notified all potentially

affected clients.
The Supreme Court

decision has resulted,

and continues to

result, in a

number of client

requests to disclose

and
potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into
account when

assessing these

cases include,

among other

things, the

existence of

a discretionary

mandate and
whether or not the client documentation contained

a valid waiver with respect to distribution

fees.
Our

balance sheet

at 30

June

2024 reflected

a

provision with

respect to

matters described

in

this

item 4

in

an
amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client

requests and the resolution

thereof, factors that are

difficult to predict

and assess. Hence, as

in
the case of

other matters for which

we have established provisions,

the future outflow

of resources in

respect of
such matters

cannot be

determined with certainty

based on

currently available information

and accordingly may
ultimately prove to be substantially greater (or

may be less) than the provision that we

have recognized.
5. Mortgage-related matters
Government and

regulatory

related matters
:
DOJ RMBS

settlement

– In January

2017, Credit Suisse

Securities (USA)
LLC

(CSS

LLC)

and

its

current

and

former

US

subsidiaries

and

US

affiliates

reached

a

settlement

with

the

US
Department of

Justice (DOJ)

related to

its legacy

Residential

Mortgage-Backed

Securities (RMBS)

business, a

business
conducted through

2007. The

settlement resolved

potential civil

claims by

the DOJ

related to certain

of those

Credit
Suisse entities’

packaging, marketing,

structuring, arrangement,

underwriting, issuance

and sale

of RMBS.

Pursuant
to the terms of the

settlement a civil monetary penalty was paid

to the DOJ in

January 2017. The settlement also
required

the

Credit

Suisse

entities

to

provide

certain

levels

of

consumer

relief

measures,

including

affordable
housing

payments

and

loan

forgiveness,

and

the

DOJ

and

Credit

Suisse

agreed

to

the

appointment

of

an
independent

monitor

to

oversee

the

completion

of

the

consumer

relief

requirements

of

the

settlement.

UBS
continues

to

evaluate

its

approach

toward

satisfying

the

remaining

consumer

relief

obligations.

The

aggregate
amount of the consumer relief obligation increased after 2021 by
5
% per annum of the outstanding amount due
until these obligations are settled. The monitor

publishes reports periodically on these consumer relief matters.
Civil litigation:

Repurchase litigations

– Credit

Suisse affiliates

are defendants

in various

civil litigation

matters related
to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases currently include

repurchase

actions

by

RMBS

trusts

and/or

trustees,

in

which

plaintiffs

generally

allege

breached
representations and

warranties

in

respect of

mortgage loans

and

failure

to

repurchase such

mortgage loans

as
required

under

the

applicable

agreements. The

amounts disclosed

below

do

not

reflect

actual

realized

plaintiff
losses to

date. Unless

otherwise stated,

these amounts

reflect

the original

unpaid principal

balance amounts

as
alleged in these actions.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

94
Note 15

Provisions and contingent liabilities

(continued)
DLJ Mortgage Capital, Inc. (DLJ) is a defendant in New

York state court in five actions: An action brought by Asset
Backed

Securities

Corporation

Home

Equity

Loan

Trust,

Series

2006-HE7

alleges

damages

of

not

less

than
USD
374
m.

In

December 2023,

the

court granted

in

part

DLJ’s

motion

to

dismiss, dismissing

with

prejudice all
notice-based

claims;

the

parties

have

appealed.

An

action

by

Home

Equity

Asset

Trust,

Series

2006-8,

alleges
damages of not

less than

USD
436
m. An

action by Home

Equity Asset Trust

2007-1 alleges damages

of not

less
than USD
420
m. A

non-jury trial

in this

action was

held between

January and

February 2023,

and a

decision is
pending. An action by Home Equity Asset Trust 2007-2 alleges damages of not less than USD
495
m. An action by
CSMC Asset-Backed Trust 2007-NC1 does not

allege a damages amount.
6. ATA litigation
Since November 2014, a

series of lawsuits have

been filed against a

number of banks, including

Credit Suisse, in
the US District Court

for the Eastern District of

New York

(EDNY) and the SDNY

alleging claims under the

United
States Anti-Terrorism

Act (ATA)

and the Justice

Against Sponsors of Terrorism

Act. The plaintiffs

in each of

these
lawsuits are, or are relatives of, victims of various terrorist attacks in Iraq and allege a conspiracy

and/or aiding and
abetting based on allegations that various

international financial institutions, including the defendants, agreed to alter,

falsify or omit

information from payment

messages that involved

Iranian parties for

the express

purpose of
concealing the

Iranian parties’ financial

activities and transactions

from detection

by US

authorities. The lawsuits
allege that

this conduct

has made

it possible

for Iran

to transfer

funds to

Hezbollah and

other terrorist

organizations
actively engaged

in harming

US military

personnel and

civilians. In

January 2023,

the United

States Court

of Appeals
for the Second Circuit affirmed a September 2019 ruling by the EDNY granting defendants’ motion to dismiss the first

filed

lawsuit.

In

October

2023,

the

United

States

Supreme

Court

denied

plaintiffs’

petition

for

a

writ

of
certiorari.

In February 2024, plaintiffs filed a

motion to vacate the judgment in the

first filed lawsuit. Of the other
seven cases, four

are stayed, including

one that was

dismissed as to

Credit Suisse and

most of the

bank defendants
prior to entry of the stay, and in three plaintiffs have filed amended complaints.
7. Customer account matters
Several

clients

have

claimed

that

a

former

relationship

manager

in

Switzerland

had

exceeded

his

investment
authority

in

the

management of

their

portfolios, resulting

in

excessive concentrations

of

certain

exposures

and
investment losses. Credit

Suisse AG has

investigated the claims,

as well as

transactions among the

clients. Credit
Suisse AG filed a criminal complaint against the former relationship manager with the Geneva Prosecutor’s Office upon which the

prosecutor initiated

a criminal investigation.

Several clients of

the former relationship

manager also
filed criminal complaints with the

Geneva Prosecutor’s Office. In

February 2018, the former relationship manager
was sentenced to five years

in prison by the Geneva criminal

court for fraud, forgery

and criminal mismanagement
and ordered

to pay

damages of approximately

USD
130
m. On

appeal, the Criminal

Court of Appeals

of Geneva
and, subsequently, the Swiss Federal Supreme Court upheld the main findings of the

Geneva criminal court.
Civil lawsuits have been initiated against

Credit Suisse AG and/or certain

affiliates in various jurisdictions, based

on
the findings established in the criminal proceedings

against the former relationship manager.
In Singapore,

in a

civil lawsuit

against Credit

Suisse Trust

Limited, the

Singapore International Commercial

Court
issued a judgment

finding for

the plaintiffs and,

in September 2023,

the court awarded

damages of USD
742.73
m,
excluding post-judgment

interest. This

figure does

not exclude

potential overlap

with the

Bermuda proceedings
against Credit Suisse Life (Bermuda)

Ltd., described below, and the

court ordered the parties to

ensure that there
shall be no double

recovery in relation to

this award and the

Bermuda proceedings.

On appeal from this

judgment,
in

July

2024,

the court

ordered some

changes to

the calculation

of

damages and

directed the

parties to

agree
adjustments to the

award. The court

has granted a

stay of execution

judgment pending appeal on

the condition
that damages awarded and post-judgment

interest accrued are paid into court

deposit.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

95
Note 15

Provisions and contingent liabilities

(continued)
In Bermuda, in the civil

lawsuit brought against Credit Suisse Life

(Bermuda) Ltd., the Supreme Court of Bermuda
issued a

judgment finding for

the plaintiff

and awarded

damages of

USD
607.35
m to

the plaintiff.

Credit Suisse
Life (Bermuda) Ltd.

appealed the decision

and in June

2023, the Bermuda

Court of Appeal

confirmed the award
issued by the

Supreme Court of Bermuda

and the finding that

Credit Suisse Life (Bermuda)

Ltd. had breached

its
contractual

and

fiduciary

duties,

but

overturning

the

finding

that

Credit

Suisse

Life

(Bermuda)

Ltd.

had

made
fraudulent misrepresentations. In

March 2024,

the Bermuda

Court of

Appeal granted

a motion

by Credit

Suisse
Life (Bermuda) Ltd for leave to appeal the judgment to the Judicial Committee of the Privy Council and the notice of such appeal was filed.

The Court of Appeal also ordered

that the current stay continue pending determination
of the

appeal on

the condition

that the

damages awarded

remain within

the escrow

account plus

interest calculated
at the Bermuda statutory rate of
3.5
%. In December 2023, USD
75
m was released from the escrow

account and
paid to plaintiffs.

In Switzerland, civil

lawsuits have commenced

against Credit Suisse

AG in

the Court of

First Instance

of Geneva,
with statements of claim served in March 2023

and March 2024.
8. Mozambique matter
Credit

Suisse

was

subject to

investigations by

regulatory

and

enforcement

authorities, as

well as

civil

litigation,
regarding certain Credit

Suisse entities’

arrangement of

loan financing

to Mozambique

state enterprises,

Proindicus
S.A. and Empresa Moçambicana de Atum

S.A. (EMATUM), a

distribution to private investors of loan

participation
notes (LPN) related

to the EMATUM

financing in September

2013, and certain

Credit Suisse

entities’ subsequent
role in arranging the exchange

of those LPNs for

Eurobonds issued by the Republic

of Mozambique. In 2019,

three
former Credit Suisse employees pleaded guilty in the EDNY to accepting improper personal benefits in connection with financing transactions carried out with

two Mozambique state enterprises.
In

October 2021,

Credit

Suisse reached

settlements with

the DOJ,

the US

Securities and

Exchange Commission
(SEC), the

UK Financial

Conduct Authority

(FCA) and

FINMA to

resolve inquiries

by these

agencies, including

findings
that Credit

Suisse failed

to appropriately

organize and

conduct its

business with

due skill

and care,

and manage
risks. Credit

Suisse Group

AG entered

into a

three-year Deferred

Prosecution Agreement

(DPA) with

the DOJ

in
connection with the criminal information

charging Credit Suisse Group AG

with conspiracy to commit wire

fraud
and CSSEL entered into a Plea Agreement and pleaded guilty to one count of conspiracy to violate the US federal
wire

fraud statute

Under

the terms

of

the DPA,

UBS

Group

AG (as

successor to

Credit

Suisse

Group AG)

must
continue compliance

enhancement and

remediation efforts

agreed by

Credit Suisse,

report to

the DOJ

on those
efforts

for

three

years

and

undertake

additional

measures

as

outlined

in

the

DPA.

If

the

DPA’s

conditions

are
complied with,

the charges

will be dismissed

at the

end of the

DPA’s three-year

term. In addition,

the FINMA

decree
concluding its enforcement proceeding, ordered

the bank to remediate certain deficiencies.
Beginning in 2019, Credit Suisse

entities, former employees and several other

unrelated entities were sued in

the
English High Court

by the Republic

of Mozambique seeking

a declaration that

the sovereign guarantee

issued in
connection with the

ProIndicus loan syndication was

void, and damages.

Credit Suisse entities

subsequently filed
cross claims against several entities related to the project contractor and several Mozambique officials. In addition,
several of the banks that participated in the ProIndicus loan syndicate brought claims against

Credit Suisse entities
seeking compensation for any

losses suffered as a

result of any

invalidity of the

sovereign guarantee or damages
stemming from

the alleged

loss. In

addition, the

project contractor,

its owner

and one

of its

executives brought
defamation claims

against Credit

Suisse in

Lebanon. In

2023, Credit Suisse

entered into

settlement agreements

that
resolved all claims involving Credit Suisse

entities in the English High Court.
9. ETN-related litigation
XIV litigation:
Since March 2018, three class action complaints

were filed in the SDNY on behalf

of a putative class
of purchasers

of VelocityShares

Daily Inverse

VIX Short

Term

Exchange Traded

Notes linked

to the

S&P 500

VIX
Short-Term

Futures

Index

(XIV

ETNs).

The

complaints have

been

consolidated and

asserts

claims

against

Credit
Suisse for

violations of

various anti-fraud

and anti-manipulation

provision of

US securities

laws arising

from a

decline
in the value of XIV ETNs in February 2018. On appeal from an order of the SDNY dismissing all claims, the Second
Circuit issued an

order reinstated a

portion of the claims.

In decisions in

March 2023 and

March 2024, the court
denied class certification for two of

the three classes proposed by plaintiffs and certified the third proposed class.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

96
Note 15

Provisions and contingent liabilities

(continued)
10. Bulgarian former clients matter
Credit

Suisse AG

had

been responding

to an

investigation by

the Swiss

Office

of the

Attorney General

(SOAG)
concerning the

diligence and

controls

applied

to a

historical relationship

with Bulgarian

former clients

who are
alleged to

have laundered

funds through

Credit Suisse

AG accounts.

In December

2020, the

SOAG brought

charges
against Credit Suisse AG

and other parties. In June

2022, following a trial, Credit

Suisse AG was convicted in

the
Swiss

Federal

Criminal

Court

of

certain

historical

organizational

inadequacies

in

its

anti-money

laundering
framework and ordered to pay

a fine of CHF
2
m. In addition, the court seized

certain client assets in the

amount
of

approximately

CHF
12
m

and

ordered

Credit

Suisse

AG

to

pay

a

compensatory

claim

in

the

amount

of
approximately CHF
19
m. In

July 2022,

Credit Suisse

AG appealed

the decision

to the

Swiss Federal

Court of

Appeals.
11. Supply chain finance funds
Credit

Suisse

has

received

requests

for

documents and

information in

connection with

inquiries, investigations,
enforcement and other

actions relating to

the supply chain finance

funds (SCFFs) matter by

FINMA, the FCA and
other regulatory and governmental agencies. The Luxembourg

Commission de Surveillance du Secteur Financier is
reviewing the

matter and

has commissioned

a report

from a

third party.

Credit Suisse

is cooperating

with these
authorities.
In

February

2023,

FINMA

announced

the

conclusion

of

its

enforcement

proceedings

against

Credit

Suisse

in
connection with the

SCFFs matter. In

its order, FINMA reported

that Credit Suisse

had seriously breached

applicable
Swiss supervisory

laws in

this context

with regard

to risk

management and

appropriate operational

structures. While
FINMA

recognized

that

Credit

Suisse

had

already

taken

extensive

organizational

measures

to

strengthen

its
governance

and

control

processes,

FINMA

ordered

certain

additional

remedial

measures.

These

include

a
requirement that

Credit Suisse

documents the

responsibilities

of approximately
600

of its

highest-ranking managers.
This

measure

has

been

made

applicable

to

UBS

Group.

FINMA

has

also

separately

opened

four

enforcement
proceedings against former managers of Credit

Suisse.
In May 2023,

FINMA opened

an enforcement

proceeding against

Credit Suisse in

order to confirm

compliance with
supervisory requirements in response to inquiries

from FINMA’s enforcement division in the SCFFs

matter.
The Attorney

General of

the Canton

of Zurich

has initiated

a criminal

procedure in

connection with

the SCFFs

matter
and several fund investors have joined the procedure as interested parties. Certain former and active Credit Suisse employees,

among

others,

have

been

named

as

accused

persons,

but

Credit

Suisse

itself

is

not

a

party

to

the
procedure.
Certain civil actions have

been filed by fund investors

and other parties against

Credit Suisse and/or certain

officers
and directors in various

jurisdictions, which make allegations including mis-selling

and breaches of duties

of care,
diligence and

other fiduciary

duties. In June

2024, the

Credit Suisse

SCFFs made

a

voluntary offer

to the

SCFFs
investors to

redeem all

outstanding fund

units. The

offer expired

on

31 July 2024,

and

fund

units representing
around
92
% of

the SCFFs’

net asset

value were

tendered in

the offer

and accepted.

Fund units

accepted in

the
offer were redeemed at
90
% of the net asset value determined on 25

February 2021, net of any payments made
by the relevant

fund to the

fund investors

since that

time. Investors

whose units

were redeemed

released any

claims
they may have had against the SCFFs, Credit Suisse

or UBS. The offer was funded by UBS through the purchase

of
units of feeder sub-funds.
12. Archegos
Credit

Suisse

and

UBS

have

received

requests

for

documents

and

information

in

connection

with

inquiries,
investigations

and/or

actions

relating

to

their

relationships

with

Archegos

Capital

Management

(Archegos),
including from FINMA

(assisted by a

third party

appointed by FINMA),

the DOJ, the

SEC, the US

Federal Reserve,
the

US

Commodity

Futures

Trading

Commission

(CFTC),

the

US

Senate

Banking

Committee,

the

Prudential
Regulation Authority (PRA),

the FCA, COMCO, the

Hong Kong Competition

Commission and other regulatory

and
governmental agencies.

UBS

is

cooperating

with

the

authorities

in

these

matters.

In

July

2023,

CSI

and

CSSEL
entered into a settlement agreement

with the PRA providing for

the resolution of the PRA’s

investigation. Also in
July 2023, FINMA

issued a decree

ordering remedial measures

and the Federal

Reserve Board issued

an Order

to
Cease and Desist. Under the terms of the order,

Credit Suisse paid a civil money penalty and agreed to undertake certain remedial

measures relating

to counterparty

credit risk

management, liquidity

risk management

and non-
financial risk management, as well as enhancements to board oversight and governance. UBS Group, as the legal
successor to Credit Suisse Group AG,

is a party to the FINMA

decree and Federal Reserve Board

Cease and Desist
Order.

Civil

actions

relating

to

Credit

Suisse’s

relationship

with

Archegos

have

been

filed

against

Credit

Suisse
and/or certain officers and directors, including claims for

breaches of fiduciary duties.

UBS Group second

quarter 2024

report |
Consolidated

financial statements

| Notes to the

UBS Group AG

interim consolidated

financial

statements (unaudited)

97
Note 15

Provisions and contingent liabilities

(continued)
13. Credit Suisse financial disclosures
Credit Suisse

Group AG

and certain

directors, officers

and executives

have been

named in

securities class action
complaints pending

in the SDNY. These complaints,

filed on behalf

of purchasers of

Credit Suisse shares, additional
tier 1 capital notes, and other securities

in 2023, allege that defendants made

misleading statements regarding: (i)
customer

outflows

in

late

2022;

(ii)

the

adequacy

of

Credit

Suisse’s

financial

reporting

controls;

and

(iii)

the
adequacy of

Credit

Suisse’s risk

management processes,

and include

allegations relating

to Credit

Suisse Group
AG’s merger with UBS Group AG. Many of the actions have been consolidated, and a motion to dismiss has been
filed and remains pending. One

additional action, filed

in October 2023, has been

stayed pending a determination
on whether it should be consolidated with the

earlier actions.
Credit Suisse has received requests for documents and information from regulatory and governmental agencies in connection with inquiries,

investigations and/or actions

relating to

these matters, as

well as

for other statements
regarding Credit Suisse’s financial condition,

including from the SEC, the DOJ

and FINMA. UBS is cooperating with
the authorities in these matters.
14. Merger-related litigation
Certain Credit

Suisse Group AG

affiliates and certain

directors, officers

and executives have

been named in

class
action complaints pending in

the SDNY.

One complaint, brought

on behalf of

Credit Suisse shareholders,

alleges
breaches of fiduciary duty

under Swiss law and

civil RICO claims

under United States

federal law. In February 2024,
the court granted

defendants’ motions to

dismiss the civil

RICO claims and

conditionally dismissed the Swiss

law
claims pending defendants’ acceptance of jurisdiction in Switzerland. In March 2024, having received consents to
Swiss jurisdiction from all defendants served

with the complaint, the court dismissed the Swiss

law claims against
those defendants.

Additional complaints,

brought

on behalf

of holders

of Credit

Suisse additional

tier 1

capital
notes (AT1

noteholders) allege

breaches of

fiduciary duty

under Swiss

law,

arising from

a series

of scandals

and
misconduct, which

led to Credit

Suisse Group AG’s

merger with

UBS Group AG,

causing losses

to shareholders

and
AT1 noteholders. The motion to dismiss the first of these complaints was granted in March 2024 on the basis that
Switzerland is the most appropriate forum for litigation.

UBS Group second quarter 2024 report

|
Appendix

98
Appendix
Alternative performance measures
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in

other applicable regulations. A

number of APMs

are reported in

the discussion of

the
financial and operating performance of

the external reports (annual, quarterly

and other reports). APMs

are used
to provide

a more

complete

picture of

operating

performance and

to reflect

management’s

view of

the fundamental
drivers

of

the

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented in alphabetical order

in the table below. These APMs may

qualify as non-GAAP measures as
defined by US Securities and Exchange Commission

(SEC) regulations.
APM label
Calculation

Information content
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and
nondiscretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.,
mainly investment, mutual, hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as

are
assets of sanctioned clients.
This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.
Fee-pool-comparable revenues (USD)
– the Investment Bank
Calculated as the total of revenues from: merger-and-
acquisition-related transactions; Equity Capital
Markets,

excluding derivatives; Leveraged Capital
Markets, excluding the impact of mark-to-market
movements on loan portfolios; and Debt

Capital
Markets, excluding revenues related to debt
underwriting of UBS instruments.
This measure provides information about the amount
of revenues in the Investment Bank that are
comparable with the relevant global fee pools.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized as applicable)
divided by average invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage
of total loan portfolio, gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as impaired loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of impaired loan portfolio in the total gross
loan portfolio.
Integration-related expenses (USD)
Generally include costs of internal staff

and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does

not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental and directly related to
the integration of Credit Suisse into UBS.
Invested assets (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts,

and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes.

UBS Group second quarter 2024 report

|
Appendix

99
APM label
Calculation

Information content
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized

as
applicable) divided by average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or services.

This measure provides information about the
development of invested assets during a

specific
period as a result of net new asset flows, plus the
effect of interest and dividends.

Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized as applicable),
plus interest and dividends, divided by total invested
assets at the beginning of the period.
This measure provides information about the growth
of invested assets during a specific period

as a result
of net new asset flows.

Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating

asset
inflows and outflows, including dividend

and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period.

Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit

markets or
services.

This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows, excluding
movements due to market performance and

foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS

to exit
markets or services.

Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on invested assets of strategic
decisions by UBS to exit markets

or services. Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a specific
period as a result of net new money flows.
Net new money growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized as applicable)
divided by total invested assets at the beginning

of
the period.

This measure provides information about the growth
of invested assets during a specific period

as a result
of net new money flows.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying)
(USD)
Calculated by adjusting operating expenses

as
reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of operating expenses, while excluding items

that
management believes are not representative of the
underlying performance of the businesses.
Operating profit / (loss) before tax
(underlying) (USD)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.

UBS Group second quarter 2024 report

|
Appendix

100
APM label
Calculation

Information content
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period. Net profit before tax attributable
to shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes

are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on attributed equity
1

(%)
Calculated as annualized business division

operating
profit before tax divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on common equity tier 1
capital
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on equity
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on leverage ratio denominator,
gross
1

(%)
Calculated as annualized total revenues divided by
average leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.
Return on tangible equity
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share
(USD)
Calculated as equity attributable to shareholders
divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying)
(USD)
Calculated by adjusting total revenues as reported in
accordance with IFRS Accounting Standards for items
that management believes are not representative of
the underlying performance of the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.
Underlying cost / income ratio (%)
Calculated as underlying operating expenses

(as
defined above) divided by underlying total

revenues
(as defined above).

This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
Underlying net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.

Net profit
attributable to shareholders from continuing
operations excludes items that management

believes
are not representative of the underlying performance
of the businesses and also excludes related tax
impact.
This measure provides information about profit
growth since the comparison period, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.

UBS Group second quarter 2024 report

|
Appendix

101
APM label
Calculation

Information content
Underlying return on attributed equity
1
(%)

Calculated as annualized underlying business

division
operating profit before tax (as defined above) divided
by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on common equity
tier 1 capital
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital. Net profit attributable to shareholders
excludes items that management believes

are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on tangible equity
1
(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets. Net profit attributable to shareholders excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.
1
Profit or loss information for each of the second

quarter of 2024, the first quarter of 2024

and the fourth quarter of 2023 is presented

on a consolidated basis, including for

each quarter Credit Suisse data for three
months, and for the purpose of the calculation of return measures has been annualized multiplying such by four.

Profit or loss information for the second quarter of 2023 is presented on a consolidated basis, including
Credit Suisse data

for one month

(June 2023), and

for the purpose

of the calculation

of return measures

has been annualized

multiplying such by

four.

Profit or loss

information for

the first six

months of 2024

is
presented on a consolidated basis, including

Credit Suisse data for six months,

and for the purpose of the calculation

of return measures has been annualized

by multiplying such by two. Profit

or loss information for
the first six months of 2023 is presented on a consolidated basis, including Credit Suisse data for one month,

and for the purpose of the calculation of return measures has been annualized by multiplying such by two.

This is a general list of the APMs used in our

financial reporting. Not all of the APMs

listed above may appear in
this particular report.

Information related to underlying return on common equity tier 1 (CET1) capital and underlying return on tangible equity (%)
As of or for the quarter ended As of or year-to-date
USD m, except where indicated 30.6.24 31.3.24
1
31.12.23
1
30.6.23
1
30.6.24 30.6.23
1
Underlying operating profit / (loss) before tax

2,060

2,617

592

891

4,677

2,457
Underlying tax expense / (benefit)

410

677

(329)

441

1,087

900
Net profit / (loss) attributable to non-controlling interests

40

9

1

3

48

11
Underlying net profit / (loss) attributable to shareholders

1,611

1,932

920

447

3,542

1,546
Underlying net profit / (loss) attributable to shareholders, annualized

6,442

7,727

3,680

1,786

7,085

3,091
Tangible equity

76,370

77,393

78,109

77,886

76,370

77,886
Average tangible equity

76,882

77,751

76,956

64,184

77,317

57,364
CET1 capital

76,104

77,663

78,002

78,597

76,104

78,597
Average CET1 capital

76,883

77,833

77,464

61,594

77,358

53,309
Underlying return on tangible equity (%)
2

8.4

9.9

4.8

2.8

9.2

5.4
Underlying return on common equity tier 1 capital
2

8.4

9.9

4.8

2.9

9.2

5.8
1 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.

2 Comparative-period information for the first quarter of 2024 has been restated to reflect the updated underlying tax impact.

UBS Group second quarter 2024 report

|
Appendix

102
Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
AI

artificial intelligence
A-IRB

advanced internal ratings-
based
AIV

alternative investment
vehicle
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEA

Commodity Exchange Act
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DE&I

diversity, equity and
inclusion
DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ESR

environmental and social
risk
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FA

financial advisor
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory & Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

accounting standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

UBS Group second quarter 2024 report

|
Appendix

103
Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
P&L

profit or loss
PPA

purchase price allocation
Q
QCCP

qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SI

sustainable investing or
sustainable investment
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SRM

specific risk measure
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a

general list

of the abbreviations

frequently used

in our financial

reporting. Not

all of the

listed abbreviations
may appear in this particular report.

UBS Group second quarter 2024 report

|
Appendix

104
Information sources

Reporting publications
Annual publications
UBS

Group

Annual

Report
:

Published

in

English,

this

report

provides

descriptions

of:

the

Group

strategy

and
performance; the

strategy and

performance of

the business

divisions and

Group Items;

risk, treasury

and capital
management; corporate

governance;

the compensation

framework, including

information about

compensation for
the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

“Auszug aus

dem Geschäftsbericht
”: This publication

provides a German

translation of

selected sections

of the UBS
Group Annual Report.

Compensation

Report
:

This

report

discusses

the

compensation

framework

and

provides

information

about
compensation for

the Board

of Directors

and the

Group Executive

Board members.

It is

available in

English and
German ( “Vergütungsbericht
”) and represents a component of the UBS

Group Annual Report.
Sustainability Report
: Published

in English,

the Sustainability Report

provides disclosures on

environmental, social
and governance topics related to the UBS Group.

It also provides certain disclosures related to diversity,

equity and
inclusion.
Quarterly publications

Quarterly financial report
: This report provides an

update on performance and strategy (where

applicable) for the
respective quarter. It is available in English.
The annual

and quarterly

publications

are available

in .pdf

and online

formats

at
ubs.com/investors
, under

“Financial
information.” Starting

with the

Annual Report

2022, printed

copies,

in any

language, of

the aforementioned

annual
publications are no longer provided.

Other information
Website
The “Investor

Relations” website

at
ubs.com/investors

provides the

following information

about UBS:

results-related
news

releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange
Commission (the SEC);

information for shareholders,

including UBS share price

charts, as well as

data and dividend
information, and

for bondholders;

the corporate

calendar; and

presentations by

management for

investors and
financial analysts. Information is available

online in English, with some information

also available in German.
Results presentations
Quarterly

results

presentations

are

webcast

live.

Recordings

of

most

presentations

can

be

downloaded

from
ubs.com/presentations .
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html . Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.
Form 20-F and other submissions to the US

Securities and Exchange Commission
UBS files periodic

reports with

and submits

other information

to the

SEC. Principal

among these

filings is the

annual
report on Form 20-F,

filed pursuant to

the US Securities

Exchange Act of 1934.

The filing of

Form 20-F is structured
as a wraparound document. Most sections of the filing can be satisfied by referring to the UBS Group AG Annual
Report. However, there is

a small amount

of additional information in

Form 20-F that is

not presented elsewhere
and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that filed

with the SEC

is available on

the SEC’s website:
sec.gov
. Refer to
ubs.com/investors

for more
information.

UBS Group second quarter 2024 report

|
Appendix

105
Cautionary statement

regarding forward-looking statements

|

This report contains

statements that

constitute “forward-looking

statements,” including

but
not limited to management’s

outlook for UBS’s financial performance,

statements relating to the

anticipated effect of transactions

and strategic initiatives on
UBS’s

business and

future

development and

goals

or

intentions to

achieve climate,

sustainability and

other social

objectives. While

these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could cause actual developments and results to differ materially from UBS’s expectations. In particular,

terrorist activity and conflicts

in the Middle East,
as well as the continuing Russia–Ukraine

war, may have significant impacts on global markets,

exacerbate global inflationary pressures, and slow

global growth.
In addition,

the ongoing

conflicts may

continue to

cause significant

population displacement,

and lead

to shortages

of vital

commodities, including

energy
shortages and food insecurity outside the areas immediately involved in armed conflict. Governmental responses to the armed conflicts, including, with respect
to the Russia–Ukraine war, coordinated successive

sets of sanctions on

Russia and Belarus,

and Russian and Belarusian

entities and nationals, and

the uncertainty
as to whether

the ongoing conflicts will

widen and intensify,

may continue to

have significant adverse effects

on the market and

macroeconomic conditions,
including

in

ways

that cannot

be anticipated.

UBS’s acquisition

of

the Credit

Suisse Group

has materially

changed its

outlook and

strategic direction

and
introduced new operational challenges. The integration

of the Credit Suisse entities into the UBS structure is expected to take between three and five years and
presents significant

risks, including

the risks that

UBS Group AG

may be unable

to achieve

the cost reductions

and other benefits

contemplated by

the transaction.
This creates significantly greater uncertainty about

forward-looking statements. Other factors

that may affect UBS’s performance

and ability to achieve its plans,
outlook and other objectives also

include, but are not limited to:

(i) the degree to which UBS is successful

in the execution of its

strategic plans, including its cost
reduction and efficiency initiatives

and its ability to

manage its levels of

risk-weighted assets (RWA) and

leverage ratio denominator

(LRD), liquidity coverage

ratio
and other financial resources,

including changes in RWA assets

and liabilities arising from higher

market volatility and the size

of the combined Group; (ii) the
degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions, including as a result of
the acquisition of the Credit Suisse

Group; (iii) increased inflation and interest rate

volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in

which UBS operates or

to which it is

exposed, including movements

in securities prices or liquidity, credit spreads, currency

exchange rates,
deterioration or slow recovery

in residential and

commercial real estate markets,

the effects of

economic conditions, including elevated inflationary

pressures,
market developments, increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of

UBS’s clients and
counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS’s
credit spreads and credit ratings of UBS, Credit Suisse, sovereign issuers, structured credit products or credit-related exposures, as well as availability and cost of funding to

meet requirements

for debt

eligible for

total loss-absorbing

capacity (TLAC),

in particular

in light

of the

acquisition of

the Credit

Suisse Group;
(vi) changes in central

bank policies or

the implementation

of financial legislation

and regulation in

Switzerland, the

US, the UK,

the EU and

other financial

centers
that have imposed, or resulted

in, or may do so

in the future, more stringent

or entity-specific capital,

TLAC, leverage ratio, net

stable funding ratio, liquidity

and
funding

requirements,

heightened

operational

resilience

requirements,

incremental

tax

requirements,

additional

levies,

limitations

on

permitted

activities,
constraints on remuneration, constraints

on transfers of capital

and liquidity and sharing of

operational costs across the

Group or other measures, and the

effect
these will

or would

have on

UBS’s business

activities; (vii) UBS’s

ability to

successfully implement

resolvability and

related regulatory requirements

and the

potential
need to make further changes to the

legal structure or booking model of

UBS in response to legal and regulatory requirements

and any additional requirements
due to its acquisition of the Credit Suisse Group, or other developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with
sanctions in a timely

manner and for the detection

and prevention of money

laundering to meet evolving

regulatory requirements and expectations,

in particular
in current geopolitical turmoil;

(ix) the uncertainty arising from domestic

stresses in certain major economies;

(x) changes in UBS’s competitive

position, including
whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS’s ability to compete in certain lines of
business; (xi) changes in the standards of conduct applicable to its businesses that may result from new

regulations or new enforcement of existing standards,
including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible

constraints or sanctions that regulatory authorities

might impose on UBS, due to litigation, contractual

claims
and regulatory

investigations, including the

potential for

disqualification from

certain businesses, potentially

large fines

or monetary

penalties, or

the loss

of
licenses or privileges as

a result of

regulatory or other governmental sanctions, as

well as the effect

that litigation, regulatory and similar

matters have on the
operational risk component of its RWA, including as a result of its acquisition of the Credit Suisse Group, as well as the amount of capital available for return to
shareholders; (xiii) the

effects on UBS’s

business, in particular

cross-border banking, of

sanctions, tax or

regulatory developments

and of possible

changes in UBS’s
policies and practices; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may

be affected

by

competitive factors;

(xv) changes in

accounting or

tax standards

or

policies, and

determinations or

interpretations affecting

the
recognition of gain or loss, the valuation

of goodwill, the recognition of deferred tax

assets and other matters; (xvi)

UBS’s ability to implement new technologies
and business methods,

including digital services

and technologies, and

ability to successfully

compete with both

existing and

new financial service

providers,
some of

which may not

be regulated to

the same extent;

(xvii) limitations on the

effectiveness of UBS’s

internal processes for

risk management, risk

control,
measurement and modeling, and

of financial models generally; (xviii) the

occurrence of operational failures,

such as fraud, misconduct, unauthorized

trading,
financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from both nation states and non-nation-
state actors targeting

financial institutions; (xix) restrictions on

the ability of

UBS Group AG

and UBS AG

to make payments

or distributions, including due

to
restrictions on the

ability of its

subsidiaries to make

loans or distributions,

directly or indirectly, or, in the case

of financial difficulties,

due to the

exercise by FINMA
or

the

regulators

of

UBS’s

operations

in

other

countries

of

their

broad

statutory

powers

in

relation

to

protective

measures,

restructuring

and

liquidation
proceedings; (xx) the degree to which

changes in regulation, capital or

legal structure, financial results or

other factors may affect UBS’s ability

to maintain its
stated capital return objective;

(xxi) uncertainty over the scope

of actions that may

be required by UBS, governments

and others for UBS to

achieve goals relating
to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different
governmental standards and regulatory regimes; (xxii) the ability of UBS to access capital markets; (xxiii) the ability of UBS to successfully recover from a disaster
or other

business continuity

problem due

to a

hurricane, flood,

earthquake, terrorist

attack, war,

conflict (e.g.,

the Russia–Ukraine

war), pandemic,

security
breach, cyberattack, power

loss, telecommunications failure or

other natural or

man-made event, including

the ability to

function remotely during

long-term
disruptions such as the COVID-19 (coronavirus) pandemic; (xxiv) the level of success in the absorption of Credit Suisse, in the integration of the two groups

and
their businesses, and in the execution of the planned strategy regarding cost reduction and divestment of any non-core assets, the existing assets and liabilities of Credit Suisse, the level

of resulting impairments and write-downs, the effect of

the consummation of the integration on the operational results,

share price
and credit

rating of UBS

– delays,

difficulties, or

failure in

closing the transaction

may cause market

disruption and challenges

for UBS

to maintain

business,
contractual and operational relationships;

and (xxv) the effect that these or other

factors or unanticipated events,

including media reports and speculations,

may
have on

its reputation

and the

additional consequences

that this

may have

on its

business and

performance. The

sequence in

which the

factors above

are
presented is not indicative of their

likelihood of occurrence or the potential magnitude of their consequences. UBS’s business

and financial performance could
be affected by other factors identified in its past

and future filings and reports, including those filed

with the US Securities and Exchange

Commission (the SEC).
More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the UBS Group AG
and UBS AG Annual Reports

on Form 20- F for the year

ended 31 December 2023. UBS

is not under any obligation

to (and expressly disclaims any

obligation to)
update or alter its forward-looking statements, whether

as a result of new information, future events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS Group AG
PO Box
CH-8098 Zurich
ubs.com

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

each

of

the

registration

statements

on

Form

F-3
(Registration Numbers

333-263376 and

333-278934), and

on Form

S-8 (Registration

Numbers 333-200634;

333-
200635;

333-200641;

333-200665;

333-215254;

333-215255;

333-228653;

333-230312;

333-249143

and

333-
272975), and

into each

prospectus outstanding

under any

of the

foregoing registration

statements, (2)

any outstanding
offering circular

or similar

document issued

or authorized by

UBS AG and

Credit Suisse

AG that

incorporates by
reference any Forms 6-K of UBS

AG and Credit Suisse AG (respectively) that

are incorporated into its registration
statements filed

with the

SEC, and

(3) the

base prospectus

of Corporate

Asset Backed

Corporation (“CABCO”)

dated
June 23, 2004

(Registration Number

333-111572), the Form 8-K

of CABCO filed

and dated June

23, 2004 (SEC

File
Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10,
2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:

/s/

Sergio Ermotti

___
Name:

Sergio Ermotti
Title:

Group Chief Executive Officer

By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Group Chief Financial Officer
By:

/s/ Steffen Henrich

____________
Name:

Steffen Henrich
Title:

Group Controller

UBS AG
By:

/s/

Sergio Ermotti

_
Name:

Sergio Ermotti
Title:

President of the Executive Board
By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Chief Financial Officer
By:

/s/ Steffen Henrich

_____________
Name:

Steffen Henrich
Title:

Controller

Date:

August 14, 2024